Form 20-F/A
period 2002-12-31
SIERRA WIRELESS INC
filed 2003-05-20
CIK 1111863

                                   FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     FOR THE TRANSITION PERIOD FROM ________________ TO ________________

     Commission File No. 0-30718

                              Sierra Wireless, Inc.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                              Sierra Wireless, Inc.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                                     Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organisation)

                13811 Wireless Way, Richmond, BC, Canada V6V 3A4
                ------------------------------------------------

                                 (604) 231-1100
                    ----------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                  Title of each             Name of each exchange
                     Class                   on which registered
                  -------------             ---------------------
                      None                           None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Title of each               Name of each exchange
                     Class                     on which registered
         ---------------------------        --------------------------
         Common Shares, no par value        The Toronto Stock Exchange
                                            The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Common Shares
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The number of outstanding common stock is 16,375,280.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

                      Yes   X            No
                          -----             -----

Indicate by check mark which financial statement item the Registrant has elected to follow.

                      Item 17   X        Item 18
                              -----              -----

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS....................................................................1
CURRENCY EXCHANGE RATES.......................................................................1
PART I........................................................................................2
   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................2
   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........................................2
   ITEM 3.  KEY INFORMATION...................................................................2
      A.   Selected Financial Data............................................................2
      B.   Capitalization and Indebtedness....................................................2
      C.   Reasons for the Offer and Use of Proceeds..........................................2
      D.   Risk Factors.......................................................................2
   ITEM 4.  INFORMATION ON THE COMPANY........................................................9
      A.   History and Development of the Company.............................................9
      B.   Business Overview..................................................................9
      C.   Organisational Structure..........................................................18
      D.   Property, Plant and Equipment.....................................................18
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................18
      A.   Operating Results.................................................................18
      B.   Liquidity and Capital Resources...................................................26
      C.   Research and Development, Patent Licences, Etc....................................27
      D.   Trend Information.................................................................27
   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................29
      A.   Directors and Senior Management...................................................29
      B.   Compensation......................................................................30
      C.   Board Practices...................................................................31
      D.   Employees.........................................................................33
      E.   Share Ownership...................................................................34
   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................35
      A.   Major Shareholders................................................................35
      B.   Related Party Transactions........................................................35
      C.   Interests of Experts and Counsel..................................................35
   ITEM 8.  FINANCIAL INFORMATION............................................................35
      A.   Consolidated Statements and Other Financial Information...........................35
      B.   Significant Changes...............................................................36
   ITEM 9.  THE OFFER AND LISTING............................................................36
      A.   Offer and Listing Details.........................................................36
      B.   Plan of Distribution..............................................................37
      C.   Markets...........................................................................37
      D.   Selling Shareholders..............................................................37
      E.   Dilution..........................................................................37
      F.   Expenses of the Issue.............................................................37
   ITEM 10. ADDITIONAL INFORMATION...........................................................37
      A.   Share Capital.....................................................................37
      B.   Memorandum and Articles of Association............................................37
      C.   Material Contracts................................................................37
      D.   Exchange Controls.................................................................37
      E.   Taxation..........................................................................38
      F.   Dividends and Paying Agents.......................................................42
      G.   Statement of Experts..............................................................42
      H.   Documents on Display..............................................................43

      I.   Subsidiary Information............................................................43
   ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................43
   ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................43
PART II......................................................................................44
   ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES..................................44
   ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.....44
   ITEM 15. CONTROLS AND PROCEDURES..........................................................44
   ITEM 16. [RESERVED].......................................................................44
PART III.....................................................................................44
   ITEM 17. Financial Statements.............................................................44
   ITEM 18. Financial Statements.............................................................44
   ITEM 19. Exhibits.........................................................................45
SIGNATURES...................................................................................45
CERTIFICATIONS...............................................................................46
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS...............................................50

                           FORWARD-LOOKING STATEMENTS

The statements in this annual report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements appear in a number of different places in this annual report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

     o general economic and business conditions, including changes in interest rates;

     o    prices and other economic conditions;

     o    natural phenomena;

     o actions by government authorities, including changes in government regulation;

     o    uncertainties associated with legal proceedings;

     o    changes in the resources market;

     o    future decisions by management in response to changing conditions;

     o    our ability to execute prospective business plans; and

     o    misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                             CURRENCY EXCHANGE RATES

The Company's reporting currency is the United States dollar. All amounts in this report and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The following table sets out the exchange rates, based on the noon buying rates in Toronto, Ontario for cable transfers in foreign currencies, as provided by the Bank of Canada, and is believed by the Company to closely approximate the rate certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods).

                                                     YEARS ENDED DECEMBER 31,
                              --------------------------------------------------------------------
                                2002            2001           2000           1999           1998
                              --------------------------------------------------------------------
End of period                  1.5796          1.5928         1.5002         1.4433         1.5333

Average for the period         1.5699          1.5488         1.4852         1.4858         1.4831

On May 14, 2003, the noon rate of exchange, as reported by the Bank of Canada and is believed by the Company to closely approximate the rate certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars was Cdn.$1.3787 per United States dollar.

The information set forth in this Form 20-F annual report is as at December 31, 2002 unless an earlier or later date is indicated.

                                     PART I

In this document, references to "we", "our", "us", the "Company" or "Sierra Wireless" mean Sierra Wireless, Inc. and its subsidiaries unless the context of the sentence clearly suggests otherwise. Our results are presented in accordance with United States generally accepted accounting principles ("GAAP").

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.        SELECTED FINANCIAL DATA

In thousands of US$, except number of shares and per share amounts In accordance with United States GAAP

                                                   1998        1999        2000        2001       2002
---------------------------------------------------------------------------------------------------------
Revenue                                           17,802      23,959      53,801      62,348      77,130
Earnings (loss) from operations                    1,313         867      (5,729)    (26,859)    (38,370)
Earnings (loss) from continuing operations         1,705       3,212      (3,118)    (24,269)    (41,663)
Net earnings (loss)                                1,705       3,212      (3,118)    (24,269)    (41,663)
Basic earnings (loss) per share                     0.16        0.25       (0.20)      (1.50)      (2.56)
Diluted earnings (loss) per share                   0.15        0.23       (0.20)      (1.50)      (2.56)

Total assets                                      16,154      52,393     136,065     110,724      71,089
Net assets                                        13,730      47,693     113,813      90,043      48,754
Capital stock                                     22,757      52,936     122,174     122,673     123,047
Number of shares (in thousands)                   10,882      14,216      16,010      16,186      16,345
Dividends declared                                     0           0           0           0           0

B.        CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.        REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.        RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. As of the end of 2002, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless had commenced. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

          o We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

          o If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, any costs incurred may not be recovered and we may incur additional costs as penalties.

          o If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our reputation could be harmed and our margins and revenues could decrease.

OUR PAST REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE ACCURATE INDICATORS OF OUR FUTURE PERFORMANCE.

     Although our revenues have increased year-over-year, we may not be able to sustain these historical growth rates. We may not achieve or sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

          o    Our ability to attract and retain skilled technical employees.

          o    The availability of critical components from third parties.

          o Our ability to successfully complete the development of products in a timely manner.

          o Our ability to manufacture products at an acceptable price and quality.

     A failure by us or our suppliers in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we are unable to recover our research and development expenses and could result in a decrease in our market share and our revenues.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

          o    The absence of guaranteed manufacturing capacity.

          o Reduced control over delivery schedules, production yields and costs.

          o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE HAVE A CUSTOMER CONCENTRATION RISK, AS A FEW CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR EXPECTED FUTURE REVENUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

          o Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

          o    Maintaining and growing manufacturing capacity.

          o    Developing new products in a timely manner.

          o Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

          o We may be liable for damages and litigation costs, including attorneys' fees.

          o We may be prohibited from further use of the intellectual property.

          o We may have to license the intellectual property, incurring licensing fees.

          o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

          o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

          o    Undetected misappropriation of our intellectual property.

          o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

          o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

          o    The timing of releases of our new products.

          o    The timing of substantial orders.

          o    Possible seasonal fluctuations in demand.

          o Possible delays in the manufacture or shipment of current or new products.

          o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

POTENTIAL ACQUISITIONS MAY RESULT IN INCREASED EXPENSES AND DIVERT MANAGEMENT'S ATTENTION.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. We may continue to pursue this strategy in order to further expand our business. Acquisitions involve a number of risks, including:

          o Diversion of management's attention during the acquisition process.

          o Impact on our financial condition due to the timing of the acquisition.

          o The failure of the acquired business to achieve anticipated revenue levels, cost savings or other synergies.

     If realized, these risks could result in substantial costs and disrupt our operations. In addition, acquisitions could result in issuances of securities that may dilute the value of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 78% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy to cover our Canadian currency requirements. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

          o Increased credit management risks and greater difficulties in collecting accounts receivable.

          o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

          o Uncertainties of laws and enforcement relating to the protection of intellectual property.

          o    Language barriers.

          o    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

ITEM 4.   INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

Sierra Wireless, Inc. was incorporated under the CANADA BUSINESS CORPORATIONS ACT on May 31, 1993. The Articles of Sierra were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer. The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing common shares in the capital of the Company to new common shares in the capital of the Company (the "Common Shares"); (ii) change the rights attached to all preference shares in the capital of the Company (the "Preference Shares") and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares. We completed our initial public offering and secondary offering of Common Shares on May 17, 1999, on which date the Common Shares were listed for trading on The Toronto Stock Exchange. On May 10, 2000, we completed a new issue and secondary offering of 2,221,139 Common Shares. In addition, the Common Shares were co-listed on the NASDAQ National Market. Of the 2,221,139 Common Shares sold under this new issue and secondary offering, 1,461,106 Common Shares were offered by the Company and 760,033 Common Shares were offered by certain shareholders of the Company.

The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3, and the head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4. The Company's telephone number is (604) 231-1100.

B.        BUSINESS OVERVIEW

Our principal business is in the wireless communications industry. We are a provider of wireless data communications equipment supplying wireless data modems, original equipment manufacturer (OEM) modules and other devices, as well as software that enables the modems, modules and devices to work with computers and other equipment. Wireless data modems, modules and enabling software are the components that permit computing devices and other equipment to access a wireless data communications network. Wireless data communications involves the transmission of data using radio frequencies between appropriately configured computers and communications networks, such as the Internet and corporate intranets. Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each a growing market.

We develop and market a broad range of wireless data modems, modules and enabling software for use with handheld computing devices, notebook computers, personal digital assistants (PDAs), vehicle-based systems and monitoring applications. Our products are based on open standards, including the Internet protocol, and operate on wireless data networks supported by major wireless communications service providers. Our products are used for a range of wireless applications including Internet access, e-mail, messaging, corporate Intranet access, remote database inquiry and computer aided dispatch

OUR PRODUCTS

Our product line of wireless data modems includes PC cards, vehicle-mounted modems and original equipment manufacturer (OEM) modules that are built into computers and other devices, as well as enabling software. Many of our products support more than one communications protocol. All of our modems have an integrated radio, eliminating the need to connect the modem to a cellular phone.

The following chart outlines our current products.

                ------------------------------------------------------------------------------------------------------
                Product               Network     Description
----------------------------------------------------------------------------------------------------------------------
    Wireless    Sierra Wireless       GPRS/       Wireless wide area network card for GPRS networks around the world.
    Modems      AirCard 710-750       GSM
                ------------------------------------------------------------------------------------------------------
                Sierra Wireless       CDMA        Wireless network interface card (NIC) for CDMA 1xRTT networks
                AirCard 550-555       2000 1X
                ------------------------------------------------------------------------------------------------------
                Sierra Wireless       CDMA        The first true Type II CDMA PC Card modem offering access to CDMA
                AirCard 510                       IS95A networks
                ------------------------------------------------------------------------------------------------------
                Sierra Wireless       AMPS/       Single PC card wireless modem for use with handheld or notebook
                AirCard 350           CDPD        computers or in conjunction with the Sierra Wireless AirBooster
                ------------------------------------------------------------------------------------------------------
                                                  Wireless wide area network interface card (NIC) for notebook and
                Sierra Wireless       AMPS/       handheld computers running Windows CE, Pocket PC, Handheld PC
                AirCard 300           CDPD        2000, Windows 95, 98, 2000, Me, XP and NT operating systems
                ------------------------------------------------------------------------------------------------------
                Sierra Wireless       AMPS/
                SB Embedded           CDPD/       Modem modules for integration into original equipment manufacturer
                Module                CDMA        products
                ------------------------------------------------------------------------------------------------------
                Sierra Wireless MP
                Modem and Sierra      AMPS/
                Wireless AirBooster   CDPD        Rugged, high powered, vehicle-mounted modems
                Amplifier
----------------------------------------------------------------------------------------------------------------------
Enabling        Sierra Wireless       n/a         Graphical user interface for use with our modems
Software        Watcher Software
                ------------------------------------------------------------------------------------------------------
                Sierra Wireless
                WirelessExpert        n/a         Software utility used to install and configure our modems
                Software
----------------------------------------------------------------------------------------------------------------------

SIERRA WIRELESS AIRCARD 700 SERIES WIRELESS NETWORK CARDS

The Sierra Wireless AirCard 700 series wireless network cards include the Sierra Wireless AirCard 750 and the Sierra Wireless AirCard 710. Both are designed to operate as wide-area wireless network interface cards (NIC), providing local area network (LAN) like connectivity for computer users on the GPRS network. Using these modems, mobile computer users have full access to e-mail, intranet, corporate applications and full Web browsing wherever GPRS network service is available. The AirCard 700 series PC Cards may be used with handhelds operating Pocket PC, Pocket PC 2002 and Handheld PC 2000, or with laptops running Windows 95 (OSR 2 and higher), 98, NT 4.0, 2000, Me and XP.

The Sierra Wireless AirCard 750 is a tri-band wireless PC Card for use on GSM and GPRS data networks worldwide and, accordingly, provides worldwide wireless access to the World Wide Web. The AirCard 750 provides packet data, voice, circuit switched data and short messaging service (SMS) support. We began commercial volume shipments of this product in March 2002.

The Sierra Wireless AirCard 710 is a single-band wireless PC Card for North American GPRS networks. The AirCard 710 provides packet data, circuit switched data and short messaging service (SMS) support. We began commercial volume shipments of this product in July 2002.

SIERRA WIRELESS AIRCARD 550/555 WIRELESS NETWORK CARDS

The Sierra Wireless AirCard 550 and 555 for CDMA2000 1X networks operate as wide-area wireless network interface cards (NIC) providing easy access to the Internet, LAN/intranet and remote software applications. These modems are backward compatible to CDMA IS95-A and IS95-B networks.

Both are true Type II PC Card designs, and together with their application software, seamlessly integrate into a Windows notebook or handheld device and support Windows 95 (OSR 2 and higher), 98, NT 4.0, 2000, Me, XP, Pocket PC, Pocket PC 2002 and Handheld PC2000.

The Sierra Wireless AirCard 555 wireless network card is a dual-band wireless PC Card for North American cellular and PCS networks, enabling mobile users to enhance the functionality of their laptop or handheld device by adding voice and 2-way messaging. We began commercial volume shipments of this product in January 2002.

The Sierra Wireless AirCard 550 wireless network card is a single-band wireless PC Card for the Sprint PCS network providing users with seamless wireless Internet connectivity, connecting notebook or handheld devices at increased speeds. We began commercial volume shipments of this product in October 2002.

SIERRA WIRELESS AIRCARD 510 WIRELESS NETWORK CARD

The Sierra Wireless AirCard 510 wireless network card is the world's first true type II PC Card for the CDMA network. This product works with laptops running Windows 95, 98, NT, and 2000, and handhelds running Pocket PC and Windows CE 3.0 for Handheld PC, connecting the user directly to the Internet, intranet, corporate e-mail and other corporate applications over the CDMA networks. Once connected, mobile users can conduct business as if they were at the office, with access to mission critical corporate applications.

SIERRA WIRELESS AIRCARD 350 WIRELESS NETWORK CARD

The Sierra Wireless AirCard 350 wireless network card is a product for use by end-users who need the portability of a PC Card product and the coverage provided by an in-vehicle mobile product. Used alone, the Sierra Wireless AirCard 350 PC Card provides all the features of the Sierra Wireless AirCard 300 PC Card. It has the added capability of being connected to an external three watt Sierra Wireless AirBooster Amplifier mounted in a vehicle. This feature enables a police officer to take a notebook computer to a crime scene or into the office to access data over the wireless network. Upon returning to the vehicle, the officer can plug the Sierra Wireless AirCard 350 Modem to a simple connector and achieve the coverage gain provided by the more powerful modem. The Sierra Wireless AirCard 350 Modem and Sierra Wireless AirBooster Amplifier may be purchased separately or as a combination marketed as the Sierra Wireless AirCombo.

SIERRA WIRELESS AIRCARD 300 WIRELESS NETWORK CARD FOR NOTEBOOKS AND HANDHELDS

The Sierra Wireless AirCard 300 wireless network card is the first wireless NIC offering a true extension of the desktop or LAN work environment when on the road. This single PC Card may be used with handheld PCs running Windows CE, Pocket PC, Pocket PC 2002 and Handheld PC 2000 and notebook computers running Windows 95, 98, 2000, NT and Me.

Common applications for the Sierra Wireless AirCard 300 Modem include:

     o Mobile professionals accessing enterprise e-mail, corporate databases, customer account information or stock prices.

     o Community healthcare professionals at a patient's home accessing hospital charts and records, filing reports and communicating with physicians located at a hospital.

SIERRA WIRELESS SB EMBEDDED MODEM PRODUCT LINE

The Sierra Wireless SB Embedded Modem product line of wireless modules includes the SB300 and SB320 product models for CDPD, and the SB508, SB519 and SB555 product models for CDMA. These embedded modules deliver cellular data connectivity that original equipment manufacturers integrate into products ranging from handheld computers, laptops and mobile terminals, to fixed terminals including industrial meters, monitoring equipment and point-of-sale devices. This product line offers a broad range of packaging options, providing original equipment manufacturers' customers with wide design flexibility.

The Sierra Wireless SB555 is our newest embedded module and is designed for CDMA2000 1X networks. It is the smallest product in our OEM line, is based on our Core Wireless Engine architecture and offers complete wireless functionality, high efficiency and low power consumption. The Sierra Wireless SB555 integrates easily into hardware applications. We commenced commercial volume shipments of the SB555 in the first quarter of 2002.

The Sierra Wireless SB320 delivers multi-mode functionality including CDPD, circuit-switched data and wireline data capability. The Sierra Wireless SB300 delivers CDPD-only functionality to those original equipment manufacturers who consider size, price and reliability in challenging environments to be important.

SOFTWARE DEVELOPMENT KITS: To support our original equipment manufacturer customers, we provide Software Development Kits (SDK), development support and integration services to rapidly and cost-effectively integrate the Sierra Wireless SB modules.

Applications where Sierra Wireless SB modules are used by customers of original equipment manufacturers include:

     o Mobile professionals using wirelessly-enabled Pocket PC devices such as Toshiba's new Thera Pocket PC device, marketed under the Audiovox brand.

     o Telecommunications field service technicians receiving dispatch instructions, accessing service instructions and schematics, closing service calls via reports and filing time sheets.

     o Consumer packaged goods sales agents placing and tracking orders or checking inventory in stores, vending machines and warehouses.

     o Remotely monitoring flow in a pipeline or usage at a utility meter through a wireless communications unit.

SIERRA WIRELESS MP MODEM AND SIERRA WIRELESS AIRBOOSTER AMPLIFIER PRODUCT LINES

The Sierra Wireless MP product line consists of a group of rugged, high powered, vehicle mounted modems including the MP200, MP210 and the MP200-GPS product models. Generally, these products are mounted in a vehicle and connected to a computer or data terminal. The Sierra Wireless MP product line is designed to operate in harsh conditions, including extremes of temperature, humidity, vibration and vehicle ignition noise. With three watts of power output, these products provide communications in areas where signal coverage is marginal but mission-critical data still needs to get through.

The Sierra Wireless MP750 GPS is our newest rugged, high powered, vehicle mounted module and is designed to operate on GSM and GPRS networks. The MP750 GPS offers high-speed, tri-band GPRS wireless data and voice connections and features integrated GPS (Global Positioning System) tracking and digital input/output ports for accurate reporting of location, velocity and alarm states.

The Sierra Wireless MP product line consists of a number of other models, each of which supports one or more of CDPD, circuit-switched data, circuit-switched cellular digital packet data, voice and the global positioning system, known as GPS. The Sierra Wireless MP200-GPS allows a dispatcher to track the location and status of individual vehicles. The AirBooster Amplifier is a Sierra Wireless MP modem used in conjunction with a Sierra Wireless AirCard 350 wireless network card.

Common applications for Sierra Wireless MP products include:

     o Police officers looking up license plates, checking criminal databases, communicating with the dispatcher and other officers and filing service reports from a patrol car.

     o Utility field service technicians receiving dispatch instructions, consulting service instructions and diagrams, filing service call reports and time sheets.

ENABLING SOFTWARE

Our line of software allows our modems and devices to work with personal and handheld computers and other devices:

SIERRA WIRELESS WATCHER SOFTWARE is a graphical user interface designed for everyday use with our modems. While the modem is in use, the Watcher program provides ongoing information on registration status and signal strength and allows the user to switch operating modes where applicable. Sierra Wireless Watcher supports the Windows 95, 98, NT 4.0, 2000, Me, XP, Pocket PC, Pocket PC 2002, and Handheld PC 2000 operating systems.

SIERRA WIRELESS WIRELESSEXPERT SOFTWARE is a utility used for modem installation and configuration. Sierra Wireless WirelessExpert offers the end-user an easy and quick path to install our modems by following a short series of "fill in the blank" screens. This software is sold bundled with Sierra Wireless Watcher for notebook PCs and handheld computers. We began commercial shipments of the original version in 1997.

DEVELOPER'S CENTRAL, INCLUDING SIERRA WIRELESS SOFTWARE DEVELOPMENT KITS, provide tools and information that support Sierra Wireless PC Card and network adapter products to application developers. Using these tools, developers can include important modem status information into their own user interface. This level of integration supports easy-to-use, complete bundled solutions.

We continue to add features and new releases for all of our enabling software products.

FUTURE PRODUCTS

We continually test and develop new products and technologies that will allow us to take advantage of the expanding and changing market. The following technologies are areas of significant new product development interest.

EDGE. EDGE is designed to offer packet data communications at speeds of up to 384 kbps over suitably configured networks using the Emerging Data rates for Global Evolution, or EDGE, standard. This technology is on the evolution path of TDMA and some GSM network operators.

UMTS. UMTS is designed to offer transmission of text, digitized voice, video and multimedia at broadband data rates. Once fully implemented, it will allow customers to remain attached to the Internet at high-speeds while on the move. UMTS is an evolutionary path for GSM, TDMA, GPRS and EDGE networks.

CDMA 1XEV-DO. 1X-EVDO is designed to offer high-speed data capability (up to 2.4Mbps) for systems utilizing CDMA technology. In 2002, we signed a development agreement with Lucent Technologies to collaborate on products based on the 1xEV-DO standard.

PRODUCT DEVELOPMENT

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive time-frames. Our development team of approximately 86 persons, located in our headquarters in Richmond, BC, are skilled in the areas of radio frequency (RF), hardware, embedded software, windows software and mechanical design. Combined, this team has several hundred years of experience in the design of small form factor wireless devices, particularly for data applications. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

We take a Core Team approach to product development. Our goal is develop a "whole" product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with employees from other functional areas, including product management, operations, technical support and quality. These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies.

A central group of senior engineers develops and monitors our development standards. These standards are applied across all development projects to ensure uniformity. For example we have adopted a Core Wireless Engine design approach to deliver a common physical, electrical and software interface for products utilizing different wireless standards. This allows our customers to utilize our different products with minimal additional integration effort on their part.

Our product development staff stays current in technology by participating in industry groups such as the Personal Computer Communications Association (PCCA), the Cellular Telecommunications Industry Association (CTIA), the Mobile Advisory Council (MAC) and the International Wireless Packaging Consortium, and through ongoing technical education. We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

DISTRIBUTION

Our products are used by a variety of end-users, ranging from sales people and mobile executives, to police officers and utility workers. These various types of customers will often purchase and use our products in a different manner. Accordingly, we have built a distribution channel that responds to the unique purchasing and usage requirements of our customer base.

Historically, a substantial majority of our sales have come from North American markets. This has been driven by our historical technology platform and the relative maturity of the North American market. As our wireless technology platforms have diversified, we have built sales and distribution teams to focus on developing our business outside of North America. In 2001 we opened our new European sales and distribution office near London's Heathrow Airport. Currently, we have dedicated sales and distribution efforts for the European, Asia Pacific and Latin American regions, as well as for North America.

Our approach to distribution takes advantage of our existing relationships with wireless carriers, resellers and original equipment manufacturers in order to maximize the productivity of our sales team.

WIRELESS CARRIERS

Wireless carriers play two key roles in our distribution strategy. First, wireless carriers are often resellers for us, purchasing our products and then reselling them to end-user customers. Additionally, the cellular carrier sales team often works with our sales team to jointly sell wireless data solutions and our equipment to the end-user customer. The cellular carrier channel gives us extended customer reach, while the carriers are able to use our wireless data expertise to help sell their products or services. We have invested a great deal of time and resources in cultivating our relationships with wireless carriers and view these relationships as a critical success factor and competitive differentiator.

RESELLERS

Resellers purchase our products either directly from us or from a distributor, and resell them to end-user customers. In order to support resellers who prefer to purchase through a distributor, we have selectively formed distribution relationships. Distributors ensure that our products are available to a large number of resellers that buy products. We have adopted a selective distribution strategy in our approach to distributor recruitment. We partner with the recognized leader for each of the reseller categories that sell wireless technology. Currently, we have distributors that specialize in selling to the IT VAR community, traditional wireless resellers, big box retail and independent cellular dealer agents. From time to time, our distributors also act as agent to our carrier partners and receive commissions from the carriers for activating our cellular data modems on the carrier networks.

Resellers generally combine our modems with other elements of an overall solution, such as computer hardware and application software, and deliver a complete package to the end-user customer. Resellers include computer resellers, wide area network resellers, application developers, system integrators, wireless Internet service providers and wireless application service providers. This channel provides us with direct access to markets and users that are often not served by the wireless carriers. Each reseller provides a mix of value to the end-user customer depending on the market segment being served, such as public safety, mobile professional, government and mobile office.

ORIGINAL EQUIPMENT MANUFACTURERS

Original equipment manufacturers are companies that integrate our modem technology into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels. Our modems are integrated into a range of devices, such as handheld and notebook personal computers, which are sold into the public safety, field service, field sales, mobile professional, transportation and insurance markets. Many original equipment manufacturers select us, not only for our high-quality advanced technology, but also for our engineering support during the complex modem integration process, and for the subsequent sales and channel development assistance we provide.

In addition to these more traditional original equipment manufacturers, a growing percentage of our business is with notebook computer and PDA manufacturers. Often, these manufacturers will bundle our finished products, such as wireless PC Cards, with their computing devices and then resell the complete solution through their own distribution channels.

DIRECT SALES

A small percentage of our end-user customers choose to purchase products directly from us. Typically, these are accounts requiring direct sales and technical support, or existing customers ordering additional products or accessories. Direct sales are facilitated through our web site, inside sales department and regionally organized sales team.

INTERNATIONAL

In addition to North America, our products are sold in the European, Asia-Pacific and Latin American regions. In order to service these markets, we have built dedicated sales, distribution and technical support teams for each region. Our European, Middle East and Africa (EMEA) sales, distribution and support team is located in our London office. These teams utilize four primary channels to sell our products to end-users:

     o   Infrastructure equipment suppliers

     o   Original equipment manufacturers

     o   Wireless carriers

     o   Local distributors and resellers

Infrastructure equipment suppliers, including Ericsson, Nokia, Siemens, Lucent Technologies and Nortel Networks, often work with us to introduce our sales teams to their international distributors and cellular carrier customers. Cellular carrier relationships play a similar role as in North America. Distributors are appointed to import our products and resell them to local resellers.

MARKETING

Our marketing team is responsible for providing product management, strategic marketing, marketing communications and customer support for our products on an increasingly global basis. Members of the product management team play an active role in our Core Team approach to developing and managing individual products through their entire product life cycle. Product management emphasis is placed on understanding customer needs, developing the business case, determining competitive positioning and pricing, and on ensuring product completeness, which includes documentation, promotional material and marketing programs.

CUSTOMER SUPPORT

We provide customers and channel partners with product and technical support in English, Spanish and German using telephone, e-mail and our Web site. In addition, we provide a Chinese Website to support Sierra Wireless AirCards localized for the Chinese market. Online resources include product documentation, technical specifications, frequently asked questions, application notes, troubleshooting notes, troubleshooting tools, and software downloads.

STRATEGIC MARKETING/MARKETING COMMUNICATIONS

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

     o Actively seeking editorial coverage and placing advertisements in industry, business and trade publications.

     o    Through industry associations.

     o    By meeting with opinion leaders and industry analysts.

     o    Participation in targeted conferences and trade shows.

We work with our channel partners to develop programs to encourage end-user adoption.

In addition, we use the WirelessReady Alliance(TM), including its Web site, member communications, member programs and events, for marketing and promoting interest in wireless data solutions and products. The WirelessReady Alliance(TM) is an alliance consisting of leading computer hardware manufacturers, software application vendors, wireless telephony companies and value-added enterprise service providers aimed at accelerating the availability of compelling and complete wireless data solutions.

MANUFACTURING

We outsource some of our manufacturing services, including parts procurement, kitting, assembly and repair. We believe that outsourcing allows us to:

     o    Focus on research and development, sales and marketing.

     o    Participate in contract manufacturer economies of scale.

     o    Access high quality manufacturing resources.

     o    Achieve rapid production scalability.

     o    Reduce equipment capital costs and equipment obsolescence risk.

In addition, we perform certain manufacturing related functions in-house, including manufacturing engineering, and development of manufacturing test procedures and fixtures.

Our products are currently manufactured by:

SANMINA-SCI CORP., UNITED STATES: (MANUFACTURED IN MEXICO)

SOLECTRON CORPORATION, UNITED STATES: (MANUFACTURED IN MEXICO)

CREATION TECHNOLOGIES, CANADA

C.        ORGANISATIONAL STRUCTURE

The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization. All such entities are wholly-owned, directly or indirectly, by Sierra Wireless.

--------------------------------------------------------------------------------------
NAME                               JURISDICTION OF INCORPORATION OR ORGANIZATION
--------------------------------------------------------------------------------------
Sierra Wireless Data, Inc.         Delaware, U.S.A.
--------------------------------------------------------------------------------------
Sierra Wireless ULC(1)             Nova Scotia, Canada
--------------------------------------------------------------------------------------
Sierra Wireless (UK) Limited       United Kingdom
--------------------------------------------------------------------------------------

--------------
NOTES:

(1)  An unlimited liability corporation.

D.        PROPERTY, PLANT AND EQUIPMENT

We lease our head office premises at 13811 and 13911 Wireless Way, Richmond, British Columbia. The two integrated buildings comprise a total of 152,541 square feet. Our base rent for both of these buildings is approximately $128,700 per month or $1,544,900 per year for 2003, 2004 and 2005, $1,593,000 per year for 2006, and $1,641,500 for the balance of the term of the lease which expires December 31, 2011. We have two three-year renewal options at market rents.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.        OPERATING RESULTS

RESULTS OF OPERATIONS

The following table sets forth our operating results for the three years ended December 31, 2002, expressed as a percentage of revenue:

                                                                  YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                 2000        2001      2002
                                                              ---------   ---------  --------
Revenue....................................................      100.0%      100.0%     100.0%
Cost of goods sold.........................................       54.0        75.4       89.6
                                                                 -----       -----      -----
Gross margin...............................................       46.0        24.6       10.4
                                                                 -----       -----      -----
Expenses
  Sales and marketing......................................       18.4        20.4       15.0
  Research and development, net............................       24.0        27.1       19.3
  Administration...........................................       11.0        16.8        6.1
  Restructuring and other charges..........................          -           -       16.7
  Amortization.............................................        3.3         3.3        3.0
                                                                 -----       -----      -----
                                                                  56.7        67.6       60.1
                                                                 -----       -----      -----
Loss from operations.......................................      (10.7)      (43.0)     (49.7)

Other income...............................................        7.4         3.7        0.2
                                                                 -----       -----      -----
Loss before income taxes...................................       (3.3)      (39.3)     (49.5)

Income tax expense (recovery)..............................        2.5        (0.4)       4.5
                                                                 -----       -----      -----
Net loss...................................................       (5.8)      (38.9)     (54.0)
                                                                 =====       =====      =====

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. We expect sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

During the second quarter of 2002, we recorded restructuring and other costs of $36.1 million. We have reduced our workforce from 275 to 181 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring. The provisions related to our restructuring and other charges reflected many estimates which we revised during the last half of 2002, based on actual experience, resulting in a net charge of $1.6 million. Our restructuring and other costs for 2002 were $37.7 million. We have substantially completed implementation of our restructuring program at December 31, 2002.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1.9 million which was a result of faster than expected decline in sales of CDPD products. During 2002, we sold $1.2 million of products that had a written down net book value of nil.

Fixed assets impairment charges of $4.8 million consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets have been written down to the current fair value for this type of equipment. The net reversal of the second quarter impairment charge was $0.5 million, of which $0.1 million was included in cost of sales, and related primarily to adjusting our estimates of equipment to be disposed of.

Intangible assets impairment charges of $3.0 million consisted of writedowns primarily for research and development licenses. The research and development licenses that are no longer required have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased by $3.8 million to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1.6 million, of which $0.1 million was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. At December 31, 2002, the workforce reduction provision of $1.5 million estimated in the second quarter, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1.3 million and a reversal of $0.2 million, resulting in an ending provision balance of $0.05 million. We expect the remaining provision to be substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, we have leased facilities that are excess to our current requirements. We recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. Our provision at June 30, 2002 of $4.7 million has been drawn down by cash payments of $0.5 million and increased by an additional net charge of $0.3 million, resulting in a provision balance of $4.5 million at December 31, 2002. During the second half of 2002, real estate market conditions in our location softened, resulting in very little progress on our facilities restructuring. The remaining cash outlays of approximately $4.5 million related to the facilities restructuring are expected to be paid over the remaining term of the lease, which expires December 31, 2011, and will be funded from available sources of liquidity.

Other charges of $1.5 million include provisions for purchase commitments, a writedown of investments, and professional fees in connection with the restructuring activities. Our provision at June 30, 2002 of $0.8 million has been drawn down by non-cash reductions of $0.4 million, cash payments of $0.3 million, and an additional charge of $0.1 million resulting in a provision balance of $0.2 million at December 31, 2002. The additional charges relate to revised estimates for professional fees. The remaining provision is expected to be substantially drawn down by March 31, 2003. The remaining cash outlays of approximately $0.2 million related to other costs are expected to be substantially paid by April 30, 2003 and will also be funded from available sources of liquidity.

During the second quarter of 2001, one of our customers, Metricom, Inc., refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In 2002, we negotiated a settlement with the reorganized debtor and will receive $1.8 million. The recovery of $1.8 million is recorded in the determination of our net loss for 2002.

In 2001, in addition to the financial impacts from Metricom's bankruptcy, there was also an overall economic slowdown that impacted our business. As a result of these developments, we recorded a writedown of inventory of $11.0 million, which is included in cost of sales, and a provision for doubtful accounts of $3.0 million in 2001, which is included in administration expense.

The adjusted information provided below for the years ended December 31, 2002 and December 31, 2001 excludes these charges. We have presented adjusted information for both years as it provides investors with information which excludes those items that are not expected to be recurring. The adjusted information is not used for any additional purposes.

REVENUE

Revenue amounted to $77.1 million in 2002, compared to $62.3 million in 2001, an increase of 23.7%. Included in our revenue was research and development funding of $3.7 million in 2002, compared to $2.6 million in 2001. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. We commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710, and AirCard 750 next generation products during 2002. Our revenue by product and by distribution channel was:

                                                      YEARS ENDED DEC. 31,
                                                      --------------------
                                                        2001       2002
                                                        ----       ----
Revenue by product
        AirCard..................................        62%         58%
        OEM......................................        15          25
        Mobile...................................        13          10
        Other....................................        10           7
                                                       -----       -----
                                                        100%        100%
                                                       =====       =====
Revenue by distribution channel
        Wireless carriers........................        31%         43%
        OEM......................................        17          25
        Resellers................................        44          25
        Direct and Other.........................         8           7
                                                       -----       -----
                                                        100%        100%
                                                       =====       =====

87% of our product revenue was earned in North America, 7% in Europe and 6% in the Asia Pacific, compared to 97%, nil, and 3%, respectively, in 2001.

GROSS MARGIN

Gross margin amounted to $8.0 million in 2002, compared to $15.3 million in 2001. Included in our gross margin was research and development funding of $3.7 million in 2002, compared to $2.6 million in 2001. During the year, our gross margin was negatively affected as we recorded restructuring and other charges of $20.8 million. As a result of the funding and charges, our gross margin percentage decreased to 10.4% of revenue in 2002, compared to 24.6% of revenue in 2001. Our adjusted gross margin, excluding restructuring and other charges and research and development funding, amounted to $25.1 million in 2002, compared to adjusted gross margin of $23.7 million in 2001. Our adjusted gross margin percentage decreased to 34.2% in 2002, compared to 39.6% in 2001. This decrease was a result of changes in our product mix and new product introduction costs.

SALES AND MARKETING

Sales and marketing expenses amounted to $11.6 million in 2002, compared to $12.7 million in 2001, a decrease of 9.1%. This decrease was due primarily to cost reductions under our restructuring plan. In addition, some costs related to the initial introduction of new products for 2.5G wireless networks and entry into the Europe and Asia-Pacific regions occurred in the prior year. Sales and marketing expenses as a percentage of revenue amounted to 15.0% in 2002, compared to 20.4% in 2001.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $14.9 million in 2002, compared to $16.9 million in 2001, a decrease of 11.9%. Research and development expenses in 2002 decreased due primarily to cost reductions under our restructuring plan. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.8 million or 21.8% of revenue in 2002, compared to $19.4 million or 31.2% of revenue in 2001.

ADMINISTRATION

Administration expenses amounted to $4.7 million in 2002, compared to $10.5 million in 2001. Adjusted administration expenses were $6.5 million in 2002, excluding the Metricom recovery of $1.8 million, compared to adjusted administration expenses of $7.5 million, excluding the $3.0 million provision for doubtful accounts in 2001. This decrease of 12.7% is due primarily to cost reductions under our restructuring plan. Adjusted administration expenses as a percentage of revenue amounted to 8.4% in 2002, compared to 12.0% in 2001.

OTHER INCOME

Other income decreased to $0.2 million in 2002, compared to $2.3 million in 2001. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $3.5 million in 2002, compared to an income tax recovery of $0.3 million in 2001. Adjusted income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million in 2002, compared to an income tax recovery of $0.3 million. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Our net loss amounted to $41.7 million in 2002, compared to a net loss of $24.3 million in 2001. Our adjusted net loss amounted to $5.8 million, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million, in 2002, compared to an adjusted net loss of $10.3 million in 2001. Our loss per share amounted to $2.56 in 2002, compared to a loss per share of $1.50 in 2001. Our adjusted loss per share was $0.35 in 2002, compared to an adjusted loss per share of $0.64 in 2001. The weighted average number of shares outstanding increased to 16.3 million in 2002, as compared to 16.1 million in 2001. Our reconciliation of our net loss in accordance with United States GAAP to our adjusted net loss is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                             2001                    2002
                                                    ----------------------   --------------------
                                                      NET LOSS       EPS      NET LOSS      EPS
                                                    ----------    --------   ----------  --------
As reported.....................................    $ (24,269)    $ (1.50)   $ (41,663)  $  (2.56)
Add:  Inventory writedown.......................       11,000        0.68            -          -
Add:  Provision for doubtful accounts...........        3,000        0.18            -          -
Add:  Restructuring and other costs.............            -           -       37,707       2.31
Less: Recovery related to Metricom settlement...            -           -       (1,808)     (0.10)
                                                    ----------    --------   ----------  --------
Adjusted.......................................     $ (10,269)    $ (0.64)   $  (5,764)  $  (0.35)
                                                    ==========    ========   ==========  ========

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

During the year ended December 31, 2001, we recorded a provision for excess inventory of $11.0 million and a provision for doubtful accounts of $3.0 million. In the year ended December 31, 2000, we recorded charges amounting to $0.8 million, related to the acquisition of the Qualcomm CDMA data modules business. The adjusted information provided below excludes these charges. We have presented adjusted information for both years as it provides investors with information which excludes those items that are not expected to be recurring. The adjusted information is not used for any additional purposes.

REVENUE

Revenue amounted to $62.3 million in 2001, compared to $53.8 million in 2000, an increase of 15.9%. Included in our revenue was research and development funding of $2.6 million in 2001, compared to $0.3 million in 2000. The increase was a result of strong growth in our base business, including CDPD AirCards and original equipment modules (OEM), as well as the introduction of new products. In accordance with our supply agreement with Metricom, we were to supply approximately $33.0 million of our AirCard 400 over a twelve-month period beginning March 2001 for Metricom's Ricochet2 network. In the first quarter of 2001, we commenced commercial shipments of our AirCard 400 to Metricom. On July 2, Metricom filed for Chapter 11 reorganization, and as a result, we ceased further manufacturing and sales of our AirCard 400. Our total revenue for the year from sales to Metricom amounted to approximately $4.5 million, the balance of the revenue for the year that was expected under the supply agreement was lost, and we ceased operations on the Ricochet2 network standard. We had expected to commence commercial shipment of our AirCard 555 to Verizon in the fourth quarter. We decided to delay the commencement of commercial volume shipments of this product, and this had a material impact on our revenue for the fourth quarter. Our revenue by product segment for 2001 was Aircards 62%, Mobile 13%, OEM 15% and Other 10%, compared to 47%, 18%, 30% and 5%, respectively, in 2000. Our revenue by distribution channel for 2001 was Resellers 44%, Wireless carriers 31%, OEM 17% and Direct and Other 8%, compared to 39%, 21%, 32% and 8%, respectively, in 2000. In 2001, 92% of our revenue was earned in the United States, compared to 78% in 2000.

GROSS MARGIN

Our gross margin amounted to $15.3 million in 2001, compared to $24.7 million in 2000. Included in our gross margin was research and development funding of $2.6 million in 2001, compared to $0.3 million in 2000. During the year, our gross margins were negatively affected as we recorded a charge of $11.0 million to provide for excess inventory as a result of the Metricom Chapter 11 filing and our assessment of demand. As a result of the funding and these charges, our gross margin percentage decreased to 24.6% of revenue in 2001, compared to 46.0% of revenue in 2000. Our adjusted gross margin, excluding the provision for excess inventory and research and development funding, amounted to $23.7 million in 2001, compared to $24.4 million in 2000. Our adjusted gross margin percentage decreased to 39.6% in 2001, compared to 45.6% in 2000. This decrease was a result of changes in our product and pricing mix and new product introduction costs.

SALES AND MARKETING

Our sales and marketing expenses increased significantly in 2001 and amounted to $12.7 million in 2001, compared to $9.9 million in 2000, an increase of 28.4%. This increase was due to increased sales and marketing initiatives related to the introduction of new products for 2.5G wireless networks. In addition, we continued our market entry activities in Europe and the Asia-Pacific region. Sales and marketing expenses as a percentage of revenue amounted to 20.4% in 2001 compared to 18.4% in 2000.

RESEARCH AND DEVELOPMENT, NET

Research and development expenditures, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.9 million in 2001, compared to $12.9 million in 2000, an increase of 31.2%. Research and development expenses in 2001 increased due to costs relating to the development of new products based on the CDMA and GPRS standards. Research and development expenses, before government research and development funding and investment tax credits, were $19.4 million or 31.2% of revenue in 2001 compared to $13.6 million or 25.3% of revenue in 2000.

ADMINISTRATION

Administration expenses amounted to $10.5 million in 2001, compared to $5.9 million in 2000, an increase of 76.8%. During the year, we increased our provision for doubtful accounts by $3.0 million, as a result of the Metricom Chapter 11 filing. Our adjusted administration expenses were $7.5 million compared to $5.9 million in 2000. This increase is due to investment in people, systems and infrastructure to support our operations growth and to scale for volume and international expansion. Adjusted administration expenses as a percentage of revenue amounted to 12.0% in 2001, compared to 11.0% in 2000.

OTHER INCOME

Other income decreased to $2.3 million in 2001, compared to $4.0 million in 2000. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

NET LOSS

Our net loss amounted to $24.3 million compared to a net loss of $3.1 million in 2000. Our adjusted net loss amounted to $10.3 million in 2001 compared to an adjusted net loss of $2.3 million. Our loss per share amounted to $1.50 in 2001 compared to a loss per share of $0.20 in 2000. Our adjusted loss per share was $0.64 in 2001 compared to an adjusted loss per share of $0.15 in 2000. The weighted average number of shares outstanding increased to 16.1 million in 2001 as compared to 15.3 million in 2000. Our reconciliation of our net loss in accordance with United States GAAP to our adjusted net loss is as follows:

                                                                               YEARS ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                             2000                   2001
                                                                   ----------------------   -------------------
                                                                     NET LOSS      EPS       NET LOSS      EPS
                                                                   ----------    --------   ----------  -------
As reported.....................................................   $  (3,118)    $ (0.20)   $ (24,269)  $ (1.50)
Add:  Charges related to Qualcomm CDMA data modules business....         798        0.05            -         -
Add:  Inventory writedown.......................................           -           -       11,000      0.68
Add:  Provision for doubtful accounts...........................           -           -        3,000      0.18
                                                                   ----------   --------    ---------   --------
Adjusted........................................................   $  (2,320)    $ (0.15)   $ (10,269)  $ (0.64)
                                                                   ==========   =========   ==========  ========

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

During the year ended December 31, 2002, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements, or make changes to existing accounting policies. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

     o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

     o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, an additional inventory writedown may be required.

     o We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax asset would be charged to income.

     o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

          An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

          Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

     o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

     o We recorded a lease provision by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in our provision may be required.

MARKET RISK DISCLOSURE

During the year ended December 31, 2002, 78% of our revenue was earned from United States-based customers compared to 92% in the year ended December 31, 2001. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As a result of the adoption of U.S. dollars as our currency of measurement in the year ended December 31, 1999, our foreign currency risk has changed from U.S. dollar denominated monetary assets and liabilities to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133 is not material to our financial results.

GOVERNMENT REGULATION

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. We have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell.

B.        LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we did not have any off-balance sheet finance or special purpose entities. During the year ended December 31, 2002, we entered into a number of capital and operating leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

In May 2000, we completed a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately $65.8 million. The net proceeds from the secondary public offering were used for continuing research and development, sales and marketing initiatives, strategic investments and working capital.

In May and June 1999, we completed an initial public offering in Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately Cdn.$42.5 million. The net proceeds from the initial public offering were used for continuing research and development, sales and marketing initiatives and working capital.

We have continued to utilize these financings to fund our operations and have generated positive cash flow in the second half of 2002. Therefore, to date we have not needed to return to the capital markets for additional funding.

Prior to our initial public offering in 1999, our operations and growth were funded by cash flow from operations, private placements of our equity, research and development funding and an operating line of credit.

Cash used by operations amounted to $4.7 million in 2002 compared to $21.1 million in 2001, an improvement of $16.4 million. The use of cash during 2002 was due mainly to our operating loss, restructuring costs and changes in working capital. Cash used for capital expenditures was $2.2 million in 2002, compared to $10.5 million in 2001, and was primarily for research and development equipment and leasehold improvements. Expenditures on intangible assets were $1.4 million in 2002, compared to $3.3 million in 2001 and were primarily for license fees.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The sources of funds for our future capital expenditures and commitments are cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     o Net cash and short-term investments amounted to $34.8 million at December 31, 2002 compared to $44.0 million at December 31, 2001.

     o Accounts receivable amounted to $13.9 million at December 31, 2002 compared to $10.5 million at December 31, 2001.

     o During 2002, we increased our operating line of credit with a Canadian chartered bank. The available facility was increased to $10.0 million from $0.9 million (Cdn.$1.5 million). The expanded facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At December 31, 2002, there were no borrowings under this line of credit.

Currently, we do not have any material commitments which obligate us to make capital expenditures.

In our opinion, our working capital is sufficient for our present and foreseeable requirements.

C.        RESEARCH AND DEVELOPMENT, PATENT LICENCES, ETC.

Our research and development expenses were $14.9 million in 2002, compared with $16.9 million in 2001 and $12.9 million in 2000. These figures are net of government research and development funding and investment tax credits of $1.9 million in 2002, $2.5 million in 2001 and $0.7 million in 2000.

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed".

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

D.        TREND INFORMATION

WIRELESS DATA GROWTH

The wireless communications industry provides fixed and mobile voice and data communications. According to the Cellular Telecommunications Industry Association, the industry has achieved significant market penetration over the past five years.

To date, demand for wireless data has come primarily from corporations, public organizations and individuals seeking to improve customer service and productivity. Increased coverage, significant technological improvements to wireless data networks, devices and software, and price reductions for data communications have also contributed to growth in the wireless data communications industry. The ability to meet the demand for anytime, anyplace communications is made possible by the convergence of trends in portable computing, the growth of the Internet, and wireless communications.

PORTABLE COMPUTING. Portable computers are now mainstream. In addition, handheld computers or Personal Digital Assistants (PDAs) are increasing in popularity. These include devices based on the Palm and Microsoft Windows CE platforms.

THE INTERNET. The Internet has become an indispensable tool for many business professionals, and the volume of Internet traffic has grown rapidly as new applications and e-commerce have become widely adopted. Wireline telecommunications carriers continue to make significant investments in Internet protocol-based networks to handle the growing volume of data traffic. International Data Corp. estimates that both the number of Internet users worldwide and the volume of data traffic will continue to grow.

WIRELESS COMMUNICATIONS. While wireline communications networks were historically dominated by voice traffic, data now comprises more than half of the traffic on these networks. A similar evolution is now occurring on wireless networks as wireless service providers address the growing demand for growing data communications with additional technical and commercial offerings. The Yankee Group projects that the wireless data market will continue to expand.

EXISTING AND EMERGING CELLULAR AND PCS TECHNOLOGY STANDARDS

Wireless data communications over cellular networks are currently being transmitted with various technologies ranging from analog technologies using circuit-switched data and Cellular Digital Packet Data (CDPD) using packet-switched data, to newer digital technologies such as CDMA, Global System for Mobile (GSM) and Generalized Packet Radio Service (GPRS).

Circuit-switched data over analog cellular, or Advanced Mobile Phone System
(AMPS), was one of the original wireless data standards in North America and continues to have broad geographic coverage. In such a system, the user is temporarily connected to the network and pays for the total connection time. In good coverage areas, users may expect data rates of 9.6 kbps.

CDPD networks followed AMPS and today cover approximately 60% of the U.S. population. The CDPD user is continually connected to the network and pays either a flat monthly service fee, or for the amount of data transferred. CDPD networks securely transmit data at a nominal rate of 19.2 kbps.

More recently, the major communications providers have begun to augment their existing networks with newer digital technologies that offer significant performance and technical advantages over both AMPS and CDPD. These new technologies include CDMA and GPRS.

CDMA is a digital technology which significantly improves the capacity and quality of both voice and data communications, and supports a broader range of applications including voice, wireless Internet and multimedia. Initially, second generation CDMA offered increased data rate capabilities of 14.4 kbps. In 2001, North American CDMA carriers began deploying their 2.5G CDMA solution called CDMA2000 1X. Other CDMA carriers undertook similar efforts in Asia, Latin America and the Middle East. CDMA2000 1X supports faster wireless data transfers typically ranging from 40 to 60 kbps with a top nominal speed as currently deployed of 153 kbps.

Leading GSM carriers in North America, Europe and Asia also began shifting from 2G GSM to next generation GPRS in 2001. Like the next generation CDMA networks, GSM/GPRS significantly improves the capacity and quality of data communications, and supports a broader range of applications including voice, wireless Internet and multimedia. GPRS offers increased data rate capabilities ranging from 20 to 40 kbps, with a top nominal speed as currently deployed of 56 kbps.

Third generation, or 3G, systems including Universal Mobile Telecommunications System (UMTS), CDMA 1xEV-DO and Enhanced Data over GPRS Evolution (EDGE), are now being developed to eventually replace second generation and 2.5G digital cellular systems. They are expected to combine the newer services of 2.5G with voice services in a more integrated way, enabling future multimedia services. The public discussion on 2.5G and third generation systems and the announcement of technology trials has broadened awareness of the possibilities of wireless data. We expect that future deployment of commercial service will further increase this awareness and expand the market for wireless data products and services.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

The following table sets out the names of the directors and executive officers of the Company as at May 14, 2003, their ages, all offices of the Company now held by each of them, their outside occupations or other directorships and the period of time for which each has been with the Company.

NAME, AGE AND POSITION                          OUTSIDE OCCUPATION OR EMPLOYMENT               LENGTH OF SERVICE
-------------------------------------------------------------------------------------------------------------------
DAVID B. SUTCLIFFE (43)                         None                                           8 years
Chairman, CEO and Director

GREGORY D. AASEN (47)                           Chief Operating Officer of PMC-Sierra, Ltd.,   5 years
Director                                        a wholly-owned subsidiary of PMC-Sierra, Inc.

S. JANE ROWE (44)                               Senior Vice President, Global Risk             5 years
Director                                        Management Division of Scotiabank from 2002
                                                to present; Managing Director and Co-Head of
                                                Scotia Merchant Capital Corporation from
                                                1997 to 2002

PAUL G. CATAFORD (39)                           Managing Partner of HorizonOne Asset           5 years
Director                                        Management from December 2002 to present;
                                                Consultant from March 2002 to
                                                December 2002; Executive
                                                Managing Director of BMO Nesbitt
                                                Burns Equity Partners Inc. from
                                                2001 to 2002; Managing Director
                                                and President BCE Capital Inc.
                                                from 1997 to 2001

PETER CICERI (47)                               Executive in residence at the Faculty of       3 years
Lead Independent Director                       Commerce and Business Administration at the
                                                University of British Columbia
                                                from September 2001 to present;
                                                President of Rogers Telecom,
                                                Inc. from 2000 to May 2001;
                                                President and Managing Director
                                                of Compaq Canada Ltd. and
                                                Vice-President Compaq Computer
                                                Corporation (US) from 1996 to
                                                2000

NADIR MOHAMED (47)                              President and Chief Executive Officer of       1 month
Director                                        Rogers Wireless Communications Inc. from
                                                2001 to present; President and Chief
                                                Operating Officer of Rogers Wireless
                                                Communications Inc. from 2000 to 2001;
                                                Senior Vice President, Marketing and
                                                Sales of Telus Communications Inc. from
                                                1999 to 2000; President and Chief
                                                Operating Officer of BC Tel Mobility
                                                from 1997 to 1999

NORMAN TOMS (58)                                None                                           10 years
Chief Technical Officer

NAME, AGE AND POSITION                          OUTSIDE OCCUPATION OR EMPLOYMENT               LENGTH OF SERVICE
-------------------------------------------------------------------------------------------------------------------
PETER W. ROBERTS (59)                           None                                           4 years
Chief Financial Officer and Secretary

ANDREW S.G. HARRIES (41)                        None                                           10 years
Senior Vice-President, Corporate Development

JASON W. COHENOUR (41)                          None                                           7 years
Senior Vice-President, Worldwide Sales and
Marketing

There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of the above persons was selected as a director or executive officer.

B.        COMPENSATION

The following table sets forth all compensation paid in respect of executive officers of the Company during the fiscal year ended December 31, 2002.

--------------------------------------------------------------------------------------------------------------------
                                   ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                           ----------------------------------     ---------------------------------
                                                                         AWARDS          PAYOUTS
                                                                  ---------------------------------
                                                                                            LONG
                                                     OTHER(3)     SECURITIES                TERM
                                                      ANNUAL        UNDER                INCENTIVE     ALL OTHER(5)
                                                     COMPEN-       OPTIONS   RESTRICTED    PLAN          COMPEN-
NAME AND PRINCIPAL            SALARY     BONUS(2)    SATION       GRANTED(4)   SHARES     PAYMENTS       SATION
POSITION(1)                    ($)         ($)         ($)           (#)         ($)        ($)             ($)
--------------------------------------------------------------------------------------------------------------------
David B. Sutcliffe(6)
Chairman and Chief
Executive Officer            222,930           -           -      110,000          -           -           3,857
--------------------------------------------------------------------------------------------------------------------
Norman Toms
Chief Technical Officer      143,312           -           -       12,500          -           -           1,089
--------------------------------------------------------------------------------------------------------------------
Andrew S. G. Harries(7)
Senior Vice-President,
Corporate Development        143,312           -           -       50,000          -           -           1,234
--------------------------------------------------------------------------------------------------------------------
Jason W. Cohenour(8)
Senior Vice-President,
Worldwide Sales and
Marketing                    191,000          -            -       50,000          -          -           24,917
--------------------------------------------------------------------------------------------------------------------
Peter W. Roberts
Chief Financial Officer
and Secretary                133,758          -            -       12,500          -          -            1,060
====================================================================================================================
Glen Brownlee(9)
President and Chief
Operating Officer             98,726          -            -       25,000          -          -          288,657(10)
--------------------------------------------------------------------------------------------------------------------

NOTES:

(1) All compensation is paid in Cdn.$, except for Mr. Cohenour who is paid in U.S.$. All amounts on this table are reflected in U.S.$ at an exchange rate of 1.570.

(2) Bonuses are generally granted pursuant to the management incentive plan, which has been approved by the Compensation Committee, to reward management team performance and are based on actual revenues and profits versus budgeted revenues and profits. Bonuses may also be granted to reward outstanding performance. No bonuses were granted during fiscal 2002.

(3)  Other Annual Compensation relates to income from commissions.

(4) All options were granted under the Company's Amended and Restated 1997 Stock Option Plan.

(5) All Other Compensation relates to severance, moving compensation, vehicle leases and/or other taxable benefits.

(6) Mr. Sutcliffe served as both President and Chief Executive Officer of the Company from May 1995 to May 2001. In May 2001, Mr. Sutcliffe resigned as President of the Company and was appointed as the Chairman and Chief Executive Officer of the Company.

(7)  Mr. Harries was previously the Vice-President, Marketing from 1993 to 2000.

(8) Mr. Cohenour was previously the Senior Vice-President, Distribution from February 2000 to June 2002.

(9) Mr. Brownlee joined the Company in January 2000 and served as both Executive Vice-President and Chief Operating Officer of the Company from January 2000 to May 2001. In May 2001, Mr. Brownlee resigned as Executive Vice-President and was appointed as the President and Chief Operating Officer of the Company. Mr. Brownlee resigned from the Company in June 2002 and accordingly amounts shown for 2002 reflect only 6 months of employment.

(10) This figure includes the amount of U.S.$288,071 paid to Mr. Brownlee pursuant to the terms of a termination agreement entered into upon his resignation from employment with the Company on June 24, 2002.

The aggregate amount paid to all directors and executive officers as a group in 2002 was U.S.$1,300,610.

The following table provides details of the options granted to executive officers:

----------------------------------------------------------------------------------------------------------------------
                                                                                 MARKET VALUE OF
                                                                                  COMMON SHARES
                                                % OF TOTAL                         UNDERLYING
                                 COMMON           OPTIONS                            OPTIONS
                              SHARES UNDER      GRANTED TO        EXERCISE           ON THE
                            OPTIONS GRANTED    EMPLOYEES IN       PRICE PER       DATE OF GRANT        EXPIRATION
NAME                              (#)           FISCAL YEAR     COMMON SHARE    ($/COMMON SHARE)          DATE
----------------------------------------------------------------------------------------------------------------------
David B. Sutcliffe               60,000              8.19      Cdn. $27.15          Cdn. $27.15     January 24, 2007
                                 50,000              6.83      Cdn. $3.50           Cdn. $3.50       July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Norman Toms                      12,500              1.71      Cdn. $3.50           Cdn. $3.50       July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Andrew S.G. Harries              25,000              3.41      Cdn. $27.15          Cdn. $27.15     January 24, 2007
                                 25,000              3.41      Cdn. $3.50           Cdn. $3.50       July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Jason W. Cohenour                25,000              3.41      U.S. $17.00          U.S. $17.00     January 24, 2007
                                 25,000              3.41      U.S. $2.23           U.S. $2.23       July 26, 2007
----------------------------------------------------------------------------------------------------------------------
Peter W. Roberts                 12,500              1.71      Cdn. $3.50           Cdn. $3.50       July 26, 2007
======================================================================================================================
Glen Brownlee                    25,000              3.41      Cdn. $27.15          Cdn. $27.15     January 24, 2007
----------------------------------------------------------------------------------------------------------------------

There have been no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement, or similar benefits for any executive officer.

C.        BOARD PRACTICES

The Board of Directors of the Company presently consists of six directors, indicated above under Item 6.A. Each of the directors was elected on April 28, 2003 at the Company's annual and special meeting of shareholders for 2003, and the terms of the directors will expire at the Company's 2004 annual meeting of shareholders.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors of the Corporation manages or supervises the management of the affairs and business of the Corporation pursuant to the powers vested in the Board of Directors by the CANADA BUSINESS CORPORATIONS ACT, the Restated Articles of Incorporation and By-laws of the Corporation and all other statutory and legal requirements generally applicable to directors of a business corporation that is also a "reporting issuer" under applicable securities legislation. Management is responsible for the day-to-day operation of the business and affairs of the Corporation.

In fulfilling its mandate, the Board of Directors is responsible, among other things, for the following:

     o adoption of a strategic planning process to establish the Corporation's intermediate and long-term goals;

     o ensuring the establishment of systems to manage the principal risks arising from or incidental to the business activities of the Corporation;

     o appointing, defining functions for, and monitoring the performance of all senior management which includes establishing executive compensation policies and their implementation with respect to individual performance and attainment of established goals;

     o overseeing the Corporation's public communications policy and implementation, including disclosure of material information and shareholder communications; and

     o the integrity of the Corporation's internal control and management information systems.

In order to carry out its functions, the Board of Directors holds regular meetings and additional meetings as necessary to consider particular matters or evaluate matters between formal meetings, wherever appropriate.

In the year ended December 31, 2002, the Board of Directors met on 7 occasions. Independently of formal meetings, management communicates informally with members of the Board of Directors on a regular monthly basis, and solicits the advice of Board of Directors members falling within their special knowledge or experience.

The Board of Directors expects members of management of the Corporation to carry out their duties and to discharge their responsibilities in a professional, competent and ethical manner. The Board of Directors approves senior executive appointments and accepts only those individuals who bring exemplary qualifications and demonstrated abilities to the position. The Board of Directors fully expects each executive to strive diligently and effectively to improve the fortunes of the Corporation and contribute to shareholder value.

BOARD OF DIRECTORS COMMITTEES

The Audit Committee is composed of three unrelated directors, who are Ms. S. Jane Rowe, Mr. Paul G. Cataford and Mr. Nadir Mohamed. The Audit Committee is authorized to review and approve the financial statements of the Corporation and the overall scope and results of the audit and internal financial controls of the Corporation.

The Compensation Committee is composed of two unrelated directors, who are Mr. Gregory D. Aasen and Ms. S. Jane Rowe. The Compensation Committee is authorized to determine compensation for, and monitor the performance of, the executives and senior management of the Corporation. The Committee has reviewed the adequacy and form of the compensation of the directors and has determined that the compensation realistically reflects the responsibilities and risk involved in being an effective director of the Corporation.

The Governance and Nominating Committee was formed in December 2002 and is composed of two unrelated directors, who are Mr. Peter Ciceri and Mr. Paul G. Cataford. The mandate of the Governance and Nominating Committee is, among other things, to monitor external corporate governance requirements and ensure corporate compliance with such requirements, to make disclosure of the Company's system of corporate governance annually, to ensure that the Board and Committees of the Board have documented mandates that are reviewed annually, and to assess the effectiveness of the Board, committees of the Board, and individual directors.

COMPENSATION OF DIRECTORS

During the financial year ended December 31, 2002, the directors of the Corporation who were not officers of the Corporation each received remuneration as follows:

Annual Retainer                                  U.S.$10,000
Lead Independent Director's Retainer             U.S.$25,000
In-person board or committee meeting                U.S.$750
Board or committee conference call                  U.S.$375

Directors are limited to one participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending board or committee meetings.

All outside directors are eligible to participate in the Amended and Restated 1997 Stock Option Plan. James V. Diller, Gregory D. Aasen, S. Jane Rowe, Paul G. Cataford, Richard J. Lynch, and Peter Ciceri, all being outside directors of the Corporation as at December 31, 2002, were each granted options to purchase 5,000 common shares of the Corporation at an exercise price of Cdn.$3.50 (U.S. $2.23). Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled by virtue of being directors of the Corporation.

Effective October 1, 2002, the Compensation Committee of the Board of Directors approved a cash compensation arrangement for the Lead Independent Director in the form of U.S. $25,000 annual retainer, U.S. $750 for an in-person board or committee meeting, and U.S. $375 for a board or committee conference call. In addition, the Lead Independent Director was granted options to purchase 10,000 common shares of the Corporation.

D.        EMPLOYEES

As of December 31, 2002, we had a total of 173 full time employees, 157 of whom are at our head office in Richmond, British Columbia, Canada, with the balance being sales and sales support staff in various locations across the United States, Canada and the United Kingdom. Of the 173 employees, 86 are involved in product development, 17 are involved in manufacturing, 36 are sales and marketing personnel, 13 are product management personnel, and 21 are in finance and administration. Employees have access to corporate funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation and our employee stock option plan are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are good.

We have entered into employment agreements, non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our employees.

E.        SHARE OWNERSHIP

As of May 14, 2003, each of the directors and executive officers of the Company held the following common shares in the Company:

                                         COMMON SHARES BENEFICIALLY
NAME                                     OWNED OR CONTROLLED
David B. Sutcliffe                       180,542(1)
Gregory D. Aasen                          20,000(2)
S. Jane Rowe                              86,156(3)
Paul G. Cataford                           2,100(4)
Peter Ciceri                               5,500(5)
Nadir Mohamed                                Nil(6)
Norman Toms                               57,778
Peter W. Roberts                           2,500
Andrew S.G. Harries                       97,691
Jason W. Cohenour                         31,466

(1) Excludes options to purchase an aggregate of 234,111 Common Shares at prices ranging from Cdn.$3.38 per Common Share to Cdn.$104.50 per Common Share.

(2) Excludes options to purchase an aggregate of 30,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$62.00 per Common Share. Excludes 718,087 Common Shares held by PMC-Sierra, Inc. According to publicly available information, Mr. Aasen holds directly or indirectly 125,094 common shares of PMC-Sierra, Inc. Mr. Aasen disclaims beneficial ownership of Common Shares of the Company held by PMC-Sierra, Inc.

(3) Excludes options to purchase an aggregate of 30,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$62.00 per Common Share.

(4) Excludes options to purchase an aggregate of 21,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$16.85 per Common Share.

(5) Excludes options to purchase an aggregate of 36,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$176.05 per Common Share.

(6) Excludes options to purchase an aggregate of 16,000 Common Shares at a price of Cdn. $5.70 per share.

With the exception of David B. Sutcliffe (who owns 1.1% of the issued and outstanding common shares), each of the directors and executive officers owns less than 1% of the issued and outstanding common shares.

Please see Section 6.B., Compensation, for options held by the Company's directors and executive officers.

STOCK OPTION PLAN

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors. The plan provides for the granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since December 15, 1998, options have been granted with a five year term. We have reserved 3,882,233 options for issuance under our employee stock option plan. Stock options have been granted in Canadian and U.S. dollars.

The options outstanding at December 31, 2002 expire between March 29, 2004 and January 29, 2009.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS

Shareholders of the Company who were beneficial owners of 5% or more of the outstanding common shares as of May 14, 2003 are as follows:

------------------------------------------------------------------------------------------------
NAME                        NUMBER OF SHARES BENEFICIALLY OWNED     PERCENTAGE OF OWNERSHIP
------------------------------------------------------------------------------------------------
Scotia Merchant Capital     1,638,796                               10.0%
 Corporation
------------------------------------------------------------------------------------------------

The Company's major shareholder does not have voting rights different from any of the other shareholders of the Company.

At May 14, 2003, 38% of the Common Shares outstanding were held in the U.S. The number of record holders of Common Shares in the U.S. at May 14, 2003 was 69.

B.        RELATED PARTY TRANSACTIONS

None.

C.        INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 Financial Statements.

LEGAL PROCEEDINGS

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. Subsequent to March 31, 2003, we reached an agreement with MLR. Under the agreement, we will receive non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR will release us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

         DIVIDEND POLICY

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its common shares. Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends, all common shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Sierra Wireless.

B.        SIGNIFICANT CHANGES

None.

ITEM 9.   THE OFFER AND LISTING

A.        OFFER AND LISTING DETAILS

Price history of stock

                                1998             1999            2000          2001          2002
---------------------------------------------------------------------------------------------------
NASDAQ (US$)
       High                     N/A              N/A              82.00        60.94         17.80
       Low                      N/A              N/A              26.50         7.51          1.54

TSX (Cdn$)
       High                     N/A              76.00           232.00        92.30         28.30
       Low                      N/A              11.50            39.75        13.26          2.50

2002                                 Q1           Q2            Q3           Q4
-------------------------------------------------------------------------------------
NASDAQ (US$)
       High                          17.80        10.69         3.89         5.97
       Low                            9.55         2.90         1.54         1.60

TSX (Cdn$)
       High                          28.30        17.05         5.95         9.25
       Low                           15.20         4.38         2.50         2.51

2001                                 Q1           Q2            Q3           Q4
-------------------------------------------------------------------------------------
NASDAQ (US$)
       High                          60.94        29.34         18.51        19.60
       Low                           16.44        11.88          7.51        10.21

TSX (Cdn$)
       High                          92.30        45.20         26.25        31.00
       Low                           26.10        18.50         13.26        16.05

                            Oct 02       Nov 02        Dec 02       Jan 03        Feb 03       Mar 03
---------------------------------------------------------------------------------------------------------
NASDAQ (US$)
       High                   4.75         5.45          5.97         5.60          4.24         3.75
       Low                    1.60         3.90          3.90         4.12          3.15         3.00

TSX (Cdn$)
       High                   7.40         8.50          9.25         8.61          6.46         5.55
       Low                    2.51         6.10          6.03         6.28          4.66         4.40

B.        PLAN OF DISTRIBUTION

Not applicable.

C.        MARKETS

The Company's common shares are presently being traded on The Toronto Stock Exchange in Canada under the symbol "SW" and on The Nasdaq National Market in the United States under the symbol "SWIR".

D.        SELLING SHAREHOLDERS

Not applicable.

E.        DILUTION

Not applicable.

F.        EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.        SHARE CAPITAL

Not applicable.

B.        MEMORANDUM AND ARTICLES OF ASSOCIATION

See Registration Statement filed April 12, 2000.

C.        MATERIAL CONTRACTS

All of the material contracts of the Company have been entered into in the ordinary course of business.

D.        EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Canada which affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company.

E.        TAXATION

                            INCOME TAX CONSIDERATIONS

In this section we summarize the material U.S. federal and Canadian federal income tax considerations relevant to a purchase and the holding of common shares in this offering by holders which at all times:

     o For purposes of United States Internal Revenue Code of 1986 (the "Code"), the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, are "U.S. Persons" and are not resident in Canada;

     o Hold common shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

     o    Deal at arm's length with us for purposes of the Income Tax Act;

     o Do not use or hold (and never have used or held) the common shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada which is available to such individual or corporation for the purpose of performing independent personal services.

We will refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

The term "U.S. Person" means:

     o    an individual citizen or resident of the United States;

     o a corporation or partnership (including any entity treated as a partnership under United States Federal income tax law) created or organized in or under the laws of the United States, any State or the District of Columbia;

     o an estate the income of which is subject to United Stated Federal income taxation regardless of its source;

     o a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code; or

     o a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

This discussion is based upon:

     o The current provisions of the Income Tax Act and regulations under the Income Tax Act;

     o The current provisions of the Code and United States Treasury regulations promulgated under the Code;

     o    The current provisions of the Canada-United States Income Tax
          Convention;

     o Our understanding of the current administrative policies and practices published by the Canada Customs and Revenue Agency;

     o All specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus;

     o Published Revenue Rulings, Revenue Procedures and other administrative guidance issued by the United States Internal Revenue Service; and

     o    Judicial decisions.

All of the authorities listed above are subject to change either prospectively or retroactively. We do not discuss the potential effects of any proposed legislation in the United States and do not take into account the tax laws of the various provinces or territories of Canada or the laws of the various state and local jurisdictions of the United States or of foreign jurisdictions.

We intend this discussion to be a general description of the United States Federal and Canadian federal income tax considerations material to a purchase and the holding of common shares. This discussion does not address all possible tax consequences relating to an investment in our common shares. We have not taken into account your particular circumstances and do not address consequences peculiar to you under provisions of United States or Canada income tax law. For instance, we do not discuss special situations, such as:

     o    Those of dealers in securities or currencies;

     o    Financial institutions;

     o    Tax-exempt entities;

     o Traders in securities that have elected to mark to market their securities holdings;

     o    Life insurance companies;

     o Persons holding common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle;

     o Persons owning directly, indirectly or constructively 10% or more of our voting shares;

     o    Persons whose "functional currency" is not the United States dollar.

WE STRONGLY URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING YOUR INDIVIDUAL TAX CONSEQUENCES OF PURCHASING COMMON SHARES IN THIS OFFERING AND OF HOLDING SUCH SHARES.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TAXATION OF DIVIDENDS

The gross amount of dividends paid to you will be treated as ordinary income to the extent of our current or accumulated earnings and profits. You must include in income an amount equal to the U.S. dollar value of such dividends on the date of receipt based on the exchange rate on such date, without reduction for Canadian withholding tax. You will generally be entitled to a foreign tax credit or deduction for United States Federal income tax purposes, in an amount equal to the Canadian tax withheld from such dividends. To the extent dividend distributions paid by us with respect to your common shares exceed our current and accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the common shares. Thereafter they will be treated as a gain from the sale or exchange of the common shares.

If the Canadian dollars you receive as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

Dividends paid by us generally will constitute passive income or, for certain holders, financial services income for purposes of the foreign tax credit. The Code applies various limitations on the amount of foreign tax credit that may be available to a United States taxpayer. Because of the complexity of these limitations, you should consult your own tax advisor with respect to their application.

Dividends paid by us on the common shares generally will not be eligible for the deduction that generally applies to dividends received by a corporation from another corporation.

SALE OR EXCHANGE OF COMMON SHARES

If you sell or exchange common shares, you generally will recognize gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange less your adjusted tax basis in the shares. Any gain or loss you recognize upon the sale of common shares held as capital assets will be long-term capital gain or loss if you have held the common shares for more than one year. Long-term capital gain recognized by individuals generally is taxed at reduced rates. The Code imposes limitations on the ability to deduct capital losses. Any gain or loss recognized by you on the sale or exchange of common shares generally will be treated as United States source gain or loss.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

We believe, based on our current operations and assets, that we are not a passive foreign investment company ("PFIC") for United States Federal income tax purposes and do not expect to become one in the future. This conclusion is a factual determination made annually and is thus subject to change. In reaching our conclusion, we have valued our assets based on the price per share of the common shares. Such a valuation method results in substantial value being ascribed to intangible assets, including goodwill, that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. Although we believe that this is a reasonable method of valuing our assets, neither the Internal Revenue Service nor any United States court has addressed whether its use is appropriate.

In general, we will be a PFIC for any taxable year if either:

     o    At least 75% of our gross income is passive income, or

     o At least 50% of the value (determined on the basis of a quarterly average without reduction for liabilities) of our assets is attributable to assets that produce or are held for the production of passive income.

For purposes of applying these tests, passive income generally includes

     o    Dividends;

     o    Interest;

     o Royalties, other than royalties derived in the active conduct of a trade or business and not derived from a related person;

     o Rents, other than rents derived in the active conduct of a trade or business and not derived from a related person; and

     o    Annuities and gains from assets that produce passive income.

If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated, for purposes of applying the PFIC tests, as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If we were a PFIC, you would be subject to special tax rules with respect to:

     o Any "excess distribution" you receive from us. An excess distribution is generally any distribution received by you in a taxable year that is greater than 125% of the average annual distributions you received from us in the three preceding taxable years, or your holding period for the shares, if shorter.

     o Any gain realized on the sale, exchange, gift, or other disposition of common shares. For purposes of this rule, a pledge of common shares will be treated as a disposition of such shares.

Under these special tax rules:

     o The excess distribution or gain would be allocated ratably over your holding period for the shares;

     o The amount allocated to the current taxable year would be treated as ordinary income;

     o The amount allocated to each prior year would be subject to tax at the highest tax rate in effect for that year; and

     o An interest charge at the rate applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.

If we were a PFIC and you were to make a qualified electing fund election with respect to us, you would not be subject to the special rules described above, but, rather, you generally would be required to pay tax on your pro rata share of our ordinary earnings and net capital gains for each year you hold common shares, regardless of whether any such income or gain was actually distributed. If we become a PFIC, we will provide you, at your request, with the information needed to make a qualified electing fund election.

If we were a PFIC, alternatively you may be able to elect to apply a "mark-to-market" tax regime under which you would be required to recognize as ordinary income each year an amount equal to the excess of the fair market value of your common shares over the adjusted basis of such shares, calculated as of the close of such taxable year. If the adjusted basis of your shares were to exceed their fair market value, and you were to elect to have this regime apply, you would be entitled to deduct the amount of such excess, but only to the extent of amounts included in ordinary income in prior taxable years pursuant to the election.

If you own shares during any year that we are a passive foreign investment company, you must file Internal Revenue Service Form 8621 for such year.

The tax consequences of holding stock in a PFIC and of the elections under the rules described above are extremely complex and prospective investors are strongly urged to consult their tax advisors with respect to such consequences and the availability and effect of such elections in their particular circumstances.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Information reporting requirements will apply to dividends paid in respect of the common shares or to the proceeds received on the sale, exchange, or redemption of common shares paid to you within and, in certain cases, outside the United States unless you are an exempt recipient, such as a corporation, or an exemption otherwise applies. Backup withholding may apply to such amounts unless you are an exempt recipient, such as a corporation, if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your United States Federal income tax returns.

You will be allowed a refund or a credit equal to any amounts withheld under the U.S. backup withholding tax rules against your United States Federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

STAMP TAXES

Purchasers of the common shares offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to your purchase of shares.

Under the Income Tax Act, as modified by the Canada-United States Income Tax Convention, if you are an Unconnected U.S. Shareholder you will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the shares (including a deemed disposition on death).

Dividends paid, credited or deemed to have been paid or credited on the shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax. Under the Canada-United States Income Tax Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are companies that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends is reduced to 5%.

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT OF EXPERTS

Not applicable.

H.        DOCUMENTS ON DISPLAY

All documents referred to in this Form 20-F are available for inspection on EDGAR. Alternatively, the documents are available for inspection at the offices of the Company at the following address:

Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia
Canada  V6V 3A4

I.        SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the year ended December 31, 2002, 78% of our revenue was earned from United States-based customers compared to 92% in the year ended December 31, 2001. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As a result of the adoption of U.S. dollars as our currency of measurement in the year ended December 31, 1999, our foreign currency risk has changed from U.S. dollar denominated monetary assets and liabilities to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. During 2002, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133 is not material to our financial results.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

There have been no material defaults, arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management. Our management concluded that our disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in our periodic filings with the U.S. Securities and Exchange Commission. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of our evaluations.

ITEM 16.  [RESERVED]

Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

The following documents are set forth beginning at page F-1 of this Form 20-F:

     (a)  Management's Statement of Responsibilities

     (b)  Auditors' Report to the Shareholders

     (c) Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000

     (d)  Consolidated Balance Sheets as at December 31, 2002 and 2001

     (e) Consolidated Statements of Shareholders' Equity as at December 31, 2002, 2001 and 2000

     (f) Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

     (g) Notes to the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

See the index at the beginning of the financial statements appearing in Item 17 herein.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 20, 2003

                              SIERRA WIRELESS, INC.

                              /s/  DAVID B. SUTCLIFFE
                              --------------------------------
                              Name:  David B. Sutcliffe
                              Title: Chairman of the Board and
                                     Chief Executive Officer

                                  CERTIFICATION

I, David B. Sutcliffe, certify that:

1. I have reviewed this annual report on Form 20-F of Sierra Wireless, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

                                          /s/ DAVID B. SUTCLIFFE
                                          ------------------------------------
                                          David B. Sutcliffe
                                          Chairman and Chief Executive Officer

                  CERTIFICATION PURSUANT TO 18 U.S.C. SS.1350,

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sierra Wireless, Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof, I, David B. Sutcliffe, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 20, 2003

                                          /s/ DAVID B. SUTCLIFFE
                                          ------------------------------------
                                          David B. Sutcliffe
                                          Chairman and Chief Executive Officer

                                  CERTIFICATION

I, Peter W. Roberts, certify that:

1. I have reviewed this annual report on Form 20-F of Sierra Wireless, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

                                            /s/ PETER W. ROBERTS
                                            -----------------------
                                            Peter W. Roberts
                                            Chief Financial Officer

                  CERTIFICATION PURSUANT TO 18 U.S.C. SS.1350,

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sierra Wireless, Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof, I, Peter W. Roberts, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 20, 2003

                                            /s/ PETER W. ROBERTS
                                            -----------------------
                                            Peter W. Roberts
                                            Chief Financial Officer

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                             PAGE
                                                                             ----
Management's Statement of Responsibilities..................................  F-1
Auditors' Report to the Shareholders........................................  F-1
Consolidated Statements of Operations.......................................  F-2
Consolidated Balance Sheets.................................................  F-3
Consolidated Statements of Shareholders' Equity.............................  F-4
Consolidated Statements of Cash Flows.......................................  F-5
Notes to the Consolidated Financial Statements..............................  F-6

                   MANAGEMENT'S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ DAVID B. SUTCLIFFE                               /s/ PETER W. ROBERTS
------------------------------------                 -----------------------
David B. Sutcliffe                                   Peter W. Roberts
Chairman and Chief Executive Officer                 Chief Financial Officer
January 22, 2003


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with accounting principles generally accepted in the United States of America.

On January 22, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
---------------------
Chartered Accountants
Vancouver, Canada
January 22, 2003

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
   (Expressed in thousands of United States dollars, except per share amounts)
          (Prepared in accordance with United States generally accepted accounting principles (GAAP))

                                                                   YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 2000        2001         2002
                                                               --------    --------     --------
Revenue....................................................    $ 53,801    $ 62,348     $ 77,130
Cost of goods sold.........................................      29,067      47,035       69,132
                                                               --------    --------     --------
Gross margin                                                     24,734      15,313        7,998
                                                               --------    --------     --------
Expenses:
  Sales and marketing......................................       9,907      12,726       11,564
  Research and development, net (note 13)..................      12,887      16,902       14,896
  Administration...........................................       5,915      10,460        4,708
  Restructuring and other charges (note 3).................          --          --       12,869
  Amortization.............................................       1,754       2,084        2,331
                                                               --------    --------     --------
                                                                 30,463      42,172       46,368
                                                               --------    --------     --------
Loss from operations.......................................      (5,729)    (26,859)     (38,370)
Other income...............................................       3,974       2,317          170
                                                              ---------   ---------    ---------
Loss before income taxes...................................      (1,755)    (24,542)     (38,200)
Income tax expense (recovery) (note 12)....................       1,363        (273)       3,463
                                                               --------    ---------    --------
Net loss...................................................    $ (3,118)   $(24,269)    $(41,663)
                                                               ========    =========    =========

Loss per share (note 14):
  Basic....................................................    $  (0.20)   $  (1.50)    $  (2.56)
  Diluted..................................................    $  (0.20)   $  (1.50)    $  (2.56)
                                                               =========   =========    =========

          See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                                        DECEMBER 31,
                                                                                  ----------------------
                                                                                     2001        2002
                                                                                  ---------   - --------
ASSETS
Current assets:
  Cash and cash equivalents.....................................................  $  12,085    $  34,841
  Short-term investments........................................................     31,879           --
  Accounts receivable, net of allowance for doubtful
     accounts of $3,068 (2001 -- $5,169)........................................     10,504       13,865
  Inventories (note 5)..........................................................     25,591        6,673
  Deferred income taxes (note 12)...............................................        224           --
  Prepaid expenses..............................................................      1,180          864
                                                                                  ---------    ---------
                                                                                     81,463       56,243
Fixed assets (note 6)...........................................................     14,694        7,198
Deferred income taxes (note 12).................................................      4,030          500
Intangible assets (note 7)......................................................     10,054        6,907
Other...........................................................................        483          241
                                                                                  ---------    ---------
                                                                                  $ 110,724    $  71,089
                                                                                  =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................................  $   4,356    $   3,017
  Accrued liabilities...........................................................     12,555       12,431
  Deferred revenue and credits..................................................      1,050          297
  Current portion of long-term liabilities......................................        341        2,803
  Current portion of obligations under capital lease............................        947          831
                                                                                  ---------    ---------
                                                                                     19,249       19,379

Long-term liabilities (note 8)..................................................        671        2,896
Obligations under capital lease (note 9)........................................        761           60
Shareholders' equity:
  Share capital (note 10)
     Authorized
       Unlimited number of common and preference shares with no par value
     Common shares, 16,345,396 (2001 -- 16,185,770) issued and outstanding......    122,673      123,047
  Deficit.......................................................................    (31,901)     (73,564)
  Accumulated other comprehensive income
     Cumulative translation adjustments.........................................       (729)        (729)
                                                                                  ---------    ---------
                                                                                     90,043       48,754
                                                                                  ---------    ---------
                                                                                  $ 110,724    $  71,089
                                                                                  =========    =========

     Commitments and contingencies (note 15)

          See accompanying notes to consolidated financial statements.


     /s/ DAVID B. SUTCLIFFE                      /s/ S. JANE ROWE
     ----------------------                      ----------------
     DAVID B. SUTCLIFFE                          S. JANE ROWE
     Director                                    Director

                              SIERRA WIRELESS, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   (Expressed in thousands of United States dollars, except number of shares)
                (Prepared in accordance with United States GAAP)

                                                                                    ACCUMULATED
                                               COMMON SHARES                           OTHER
                                          -------------------------               COMPREHENSIVE
                                            NUMBER         AMOUNT       DEFICIT    INCOME (LOSS)    TOTAL
                                          ----------     ----------  ----------   --------------  ---------
Balance December 31, 1999............     14,216,395     $  52,936   $  (4,514)   $    (729)      $ 47,693
Net and comprehensive loss...........            --             --      (3,118)          --         (3,118)
Issued for cash (note 10)............      1,461,106        65,634          --           --         65,634
Warrants exercised...................         55,555           259          --           --            259
Returned to treasury.................        (47,618)           --          --           --             --
Stock option exercises...............        324,137           664          --           --            664
Tax benefit of share issue costs.....             --         2,681          --           --          2,681
                                         -----------     ---------   ---------    ---------       --------
Balance December 31, 2000............     16,009,575       122,174      (7,632)        (729)       113,813
Net and comprehensive loss...........             --            --     (24,269)          --        (24,269)
Stock option exercises...............        176,195           499          --           --            499
                                         -----------     ---------   ---------    ---------       --------
Balance December 31, 2001............     16,185,770       122,673     (31,901)        (729)        90,043
Net and comprehensive loss...........             --            --     (41,663)          --        (41,663)
Stock option exercises...............        159,626           374          --           --            374
                                         -----------     ---------   ---------    ---------       --------
Balance December 31, 2002............     16,345,396     $ 123,047   $ (73,564)   $    (729)      $ 48,754
                                         ===========     =========   =========    =========       ========


          See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                   YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                               2000         2001         2002
                                                             ---------    ---------    ----------
Cash flows from operating activities:
  Net loss.................................................. $  (3,118)   $ (24,269)   $ (41,663)
  Adjustments to reconcile net loss to net
     cash provided by operating activities
     Amortization...........................................     3,068        6,661        6,788
     Non-cash restructuring and other charges...............        --           --       28,593
     Loss on disposal.......................................        --           --          597
     Expense in-process research and development costs......     1,000           --           --
     Deferred income taxes..................................       448          (15)       3,754
     Accrued warrants.......................................        --          671          481
  Changes in operating assets and liabilities
     Accounts receivable....................................   (17,646)      12,084       (3,361)
     Inventories............................................    (5,644)     (13,031)       2,517
     Prepaid expenses.......................................      (943)          59          159
     Accounts payable.......................................     7,237       (6,945)      (1,339)
     Accrued liabilities....................................     7,069        3,420         (463)
     Deferred revenue and credits...........................       559          300         (753)
                                                             ---------    ---------    ----------
  Net cash used in operating activities.....................    (7,970)     (21,065)      (4,690)

Cash flows from investing activities:
  Business acquisitions (note 4)............................    (7,250)          --           --
  Proceeds on disposal......................................        --           --          338
  Purchase of fixed assets..................................    (6,692)     (10,523)      (2,219)
  Increase in intangible assets.............................    (3,118)      (3,328)      (1,431)
  Increase in other assets..................................      (340)        (143)          --
  Purchase of short-term investments........................  (212,438)     (69,411)     (14,662)
  Proceeds on maturity of short-term investments............   140,294      109,676       46,541
                                                             ---------    ---------    ---------
  Net cash provided by (used in) investing activities.......   (89,544)      26,271       28,567

Cash flows from financing activities:
  Issue of common shares....................................    66,557          499          374
  Increase in long-term liabilities.........................        --          255           --
  Repayment of long-term liabilities........................      (744)        (766)      (1,495)
                                                             ---------    ---------    ---------
  Net cash provided by (used in) financing activities.......    65,813          (12)      (1,121)
                                                             ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents........   (31,701)       5,194       22,756
Cash and cash equivalents, beginning of year................    38,592        6,891       12,085
                                                             ---------    ---------    ---------
Cash and cash equivalents, end of year...................... $   6,891    $  12,085    $  34,841
                                                             =========    =========    =========

See supplementary information (note 16)

          See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 2000, 2001 and 2002
            (Expressed in thousands of United States dollars, except
                     per share amounts and number of shares)
                (Prepared in accordance with United States GAAP)

1.   NATURE OF OPERATIONS

We were incorporated under the Canada Business Corporations Act on May 31, 1993. Our principal business activities include developing, manufacturing, marketing, selling and supporting a broad range of single and multi-mode wireless data modems and enabling software for use with handheld computing devices, notebook computers and vehicle-based or monitoring applications.

2.   SIGNIFICANT ACCOUNTING POLICIES

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)  PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless SRL, Sierra Wireless (UK) Limited and Sierra Wireless ULC from their respective dates of formation. We have eliminated all significant intercompany balances and transactions.

(b)  USE OF ESTIMATES

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of fixed assets, deferred income taxes and intangible assets, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)  CASH EQUIVALENTS

Cash equivalents include short-term deposits, which are all highly liquid marketable securities having a term to maturity of three months or less when acquired. We value our short-term deposits at cost.

(d)  SHORT-TERM INVESTMENTS

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as a separate component of shareholders' equity. There were no significant unrealized holding gains or losses on available-for-sale securities during the three-year period ending December 31, 2002.

(e)  INVENTORIES

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)  RESEARCH AND DEVELOPMENT

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed".

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)  FIXED ASSETS

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

     Furniture and fixtures.......................................    5 years
     Research and development equipment...........................    3 years
     Tooling......................................................    3 years
     Software.....................................................  3-5 years
     Office equipment.............................................    5 years

We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

(h)  INTANGIBLE ASSETS

PATENTS

Consideration paid for the patents is amortized on a straight-line basis over three to five years commencing with the date the patents are granted.

LICENSE FEES

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

INTELLECTUAL PROPERTY

Consideration paid for intellectual property is amortized on a straight-line basis over three years.

(i)  INCOME TAXES

We account for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(j)   STOCK-BASED COMPENSATION

We have elected under FAS No. 123, "Accounting for Stock-based Compensation", to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net loss and loss per share would have been as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                                      ---------------------------------
                                                                        2000        2001         2002
                                                                      -------     --------    ---------
Net loss:

  As reported........................................................ $(3,118)    $(24,269)   $(41,663)
  Less:  Total stock-based employee compensation expense
       determined under fair value based method for all awards.......  (5,575)     (10,426)     (7,817)
                                                                      -------     --------    --------
  Pro forma.......................................................... $(8,693)    $(34,695)   $(49,480)
                                                                      =======     ========    ========

Basic and diluted loss per share:
  As reported.......................................................  $ (0.20)    $  (1.50)   $  (2.56)
  Pro-forma..........................................................   (0.57)       (2.15)      (3.03)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                          YEARS ENDED DECEMBER 31,
                                                                     ----------------------------------
                                                                        2000        2001         2002
                                                                      -------     --------    ---------
Expected dividend yield......................................               0           0           0
Expected stock price volatility..............................             106%        107%        107%
Risk-free interest rate......................................            5.67%       4.88%       4.48%
Expected life of options.....................................         4 years     4 years     4 years

The fair value of stock options granted during the year was $4.58 (2001 - $15.04, 2000 - $38.85).

(k) REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government assistance, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(l)  WARRANTY COSTS

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(m)  MARKET DEVELOPMENT COSTS

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)".

(n)  SHARE ISSUE COSTS

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(o)  IMPAIRMENT OF LONG-LIVED ASSETS

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(p)  EARNINGS (LOSS) PER COMMON SHARE

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(q)  COMPREHENSIVE INCOME

Under FAS No. 130, "Reporting Comprehensive Income", we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) comprise the foreign currency cumulative translation adjustments. Comprehensive income (loss) is presented in the consolidated statements of shareholders' equity.

(r)  INVESTMENT TAX CREDITS

Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

(s)  COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(t)  RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS No. 148"), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS No. 148 is effective for fiscal years ending after December 15, 2002 with earlier application permitted. We have adopted the disclosure provisions of FAS No. 148 in our consolidated financial statements.

In November 2002, FASB issued Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables. In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact of this accounting pronouncement on our financial results.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which addresses accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. FAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, FAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. FAS No.146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), that replaces FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and certain other specified items, including those to be disposed of by sale, including discontinued operations. FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less costs to sell. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has adopted FAS No. 144 which had no material effect on the Company's financial results.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Currently, we do not believe that the adoption of this accounting pronouncement will impact our financial results.

In August 2001, the FASB issued FAS No. 141, "Business Combinations" and FAS No. 142, "Goodwill and Other Intangible Assets". Use of the pooling-of-interests method is prohibited. FAS No. 142 changes the accounting for goodwill from an amortization method to an annual impairment test and is required to be applied prospectively effective January 1, 2002. Under this standard, we will be required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of impairment will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value. FAS No. 141 is effective for all business combinations initiated after June 30, 2001. The Company has adopted FAS No. 141 and FAS No. 142 which had no material effect on the Company's financial results.

3.  RESTRUCTURING AND OTHER CHARGES

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. This restructuring program included a writedown of inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to facilities and other assets, and an increase in our deferred tax asset valuation allowance. We have substantially completed implementation of our restructuring program at December 31, 2002.

During 2002, we recorded restructuring and other charges of $37,707, a net increase of $1,576 from our original estimate. The details of the restructuring and other charges at June 30, 2002 and changes from that date follow.

During the second quarter of 2002, we recorded restructuring and other charges of $36,131 as follows:

Inventory writedown...........................................................  $ 16,705
Fixed assets writedown........................................................     4,824
Intangible assets writedown...................................................     3,064
Facilities restructuring......................................................     4,696
Deferred tax asset reduction..................................................     3,754
Workforce reduction...........................................................     1,616
Other.........................................................................     1,472
                                                                                --------
Total restructuring and other charges                                           $ 36,131

Applied:
     Inventory writedown, included in cost of sales..........................    (16,705)
     Portion of fixed assets writedown, included in cost of sales............     (1,784)
     Portion of workforce reduction and other, included in cost of sales.....       (517)
     Deferred tax asset and other, included in tax expense...................     (4,032)
                                                                                --------
Restructuring and other charges..............................................   $ 13,093
                                                                                ========

The total restructuring and other charges for 2002, including the net reversal indicated below of $224, was $12,869. The following table summarizes the activity related to the provision for restructuring and other charges for fiscal 2002, the components of the net charge since the second quarter, and the balance of the provision at December 31, 2002.

                                                                           Revisions to Provision
                                                                          -------------------------
                                   June 30,                                                                        Dec. 31,
                                     2002       Net Cash      Non-Cash    Additional                Net Charge/         2002
                                    Charge      Payments      Charges      Charges    Reduction      (Reversal)    Provision
                                  ------------------------------------------------------------------------------------------
Restructuring charges:
  Facilities
     restructuring (note 8)....       $ 4,696     $  (471)          --        $346         $ (24)        $ 322      $4,547
  Workforce reduction..........         1,512      (1,282)          --          --          (176)         (176)         54
  Other........................           781        (259)        (404)         46            --            46         164
                                      -------     -------        -----        ----         -----         -----      ------
                                        6,989      (2,012)        (404)        392          (200)          192      $4,765
                                                                                                                    ======

Asset writedowns:
  Fixed assets writedown                3,040                    3,040          --          (416)         (416)
  Intangible assets writedown..         3,064                    3,064          --            --            --
                                        -----                    -----        ----         -----         -----
                                        6,104                    6,104          --          (416)         (416)

Total restructuring and               -------                                -----         -----         -----
   other charges...............       $13,093                                $ 392         $(616)        $(224)
                                      =======                                =====         =====         =====

The excess inventory charge is related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1,862 which was a result of faster than expected decline in sales of CDPD products.

Fixed assets impairment charges consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets were written down to the current fair value for this type of equipment. The net reversal of $416 to the second quarter impairment charge related primarily to adjusting our estimate of equipment to be disposed of.

Intangible assets impairment charges consisted of writedowns primarily for research and development licenses. The research and development licenses, which are no longer required, have been written down to nil.

Our deferred tax asset valuation allowance has been increased to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1,616, of which $104 was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. Actual severance costs were lower than the original estimates therefore the excess provision of $176 was reversed subsequent to the second quarter. We expect the remaining provision to be substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We have recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. During the second half of 2002, we made very little progress on our facilities restructuring and have estimated that an additional $346 is required. The facilities restructuring provision will be paid in Canadian dollars.

Other charges include provisions for purchase commitments, writedown of investments, and professional fees in connection with the restructuring activities. The additional charges of $46 relate to revised estimates of professional fees. The remaining provision is expected to be substantially drawn down by March 31, 2003.

4.  ACQUISITIONS

On June 22, 2000, we acquired the Code Division Multiple Access (CDMA) module business, including the module inventory, manufacturing and customer commitments, from Qualcomm Incorporated ("QUALCOMM"). In addition, we signed a supply agreement for CDMA modules and extended our existing license agreement with QUALCOMM. The purchase price of $9,500 was settled by cash payment of $7,250 and a payable of $2,250, which was paid during 2001. The acquisition was accounted for by the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. Our interest in the net assets acquired at fair values are as follows:

      License fees........................................  $  4,500
      Inventory...........................................     3,813
      In-process research and development.................     1,000
      Goodwill............................................       277
                                                            --------
                                                               9,590
      Warranty reserve....................................       (90)
                                                            --------
                                                            $  9,500
                                                            ========

The amount allocated to in-process research and development ("in-process R&D") was determined by management in light of guidance provided by the United States Securities and Exchange Commission regarding valuation methodology. For purposes of reporting under United States GAAP, companies are required to immediately expense purchased in-process R&D and, accordingly, the purchased in-process R&D acquired from QUALCOMM was expensed at the time of acquisition. In-process R&D of $1,000 has been included in research and development expense in the consolidated statements of operations for the year ended December 31, 2000.

If the acquisition of QUALCOMM's CDMA module business had occurred as of January 1, 2000, the pro forma results of operations would not be significantly different than that reported.

5.   INVENTORIES

                                                        2001     2002
                                                      -------   ------
Electronic components............................     $12,754   $1,430
Finished goods...................................      12,837    5,243
                                                       ------   ------
                                                      $25,591   $6,673
                                                      =======   ======

6.   FIXED ASSETS

                                                                       2002
                                                     -----------------------------------------
                                                                   ACCUMULATED
                                                                 AMORTIZATION AND    NET BOOK
                                                        COST        WRITEDOWN         VALUE
                                                     ----------  -----------------  ----------
Furniture and fixtures..............................  $   2,262     $     995        $   1,267
Research and development equipment..................      7,791         5,672            2,119
Tooling.............................................      6,453         4,952            1,501
Software............................................      4,406         2,694            1,712
Leasehold improvements..............................      1,738         1,257              481
Office equipment....................................        337           219              118
                                                      ---------     ---------        ---------
                                                      $  22,987     $  15,789        $   7,198
                                                      =========     =========        =========

                                                                       2001
                                                     -----------------------------------------
                                                                    ACCUMULATED      NET BOOK
                                                        COST       AMORTIZATION        VALUE
                                                     ----------    ------------     ----------
Furniture and fixtures..............................  $   2,062     $     438       $   1,624
Research and development equipment..................      9,665         4,255           5,410
Tooling.............................................      5,639         1,903           3,736
Software............................................      3,173           514           2,659
Leasehold improvements..............................      1,608           520           1,088
Office equipment....................................        322           145             177
                                                      ---------     ---------       ---------
                                                      $  22,469     $   7,775       $  14,694
                                                      =========     =========       =========

As at December 31, 2002, assets under a capital lease with a cost of $1,764 (2001 -- $1,584) and accumulated amortization of $781 (2001 -- $204) are included in fixed assets.

7.   INTANGIBLE ASSETS

                                                                       2002
                                                     -----------------------------------------
                                                                   ACCUMULATED
                                                                 AMORTIZATION AND    NET BOOK
                                                        COST        WRITEDOWN         VALUE
                                                     ----------  -----------------  ----------
Patents............................................  $    1,846       $     414      $  1,432
License fees.......................................      12,978           7,503         5,475
Intellectual property..............................         434             434            --
                                                     ----------       ---------      --------
                                                     $   15,258       $   8,351      $  6,907
                                                     ==========       =========      ========

                                                                       2001
                                                     -----------------------------------------
                                                                    ACCUMULATED      NET BOOK
                                                        COST       AMORTIZATION        VALUE
                                                     ----------    ------------     ----------
Patents...........................................   $      888       $     104      $     784
License fees......................................       12,505           3,235          9,270
Intellectual property.............................          434             434             --
                                                     ----------       ---------      ---------
                                                     $   13,827    $      3,773      $  10,054
                                                     ==========    ============      =========

The estimated aggregate amortization expense for each of 2003, 2004, 2005, 2006 and 2007 is expected to be $2,302, $2,302, $2,302, nil and nil, respectively.

8.   LONG-TERM LIABILITIES

                                                               2001       2002
                                                             --------   --------
Facilities (note 3)........................................  $     --   $  4,547
TPC warrants (note 15(b))..................................       671      1,152
Other......................................................       341         --
                                                             --------   --------
                                                                1,012      5,699
Less current portion.......................................       341      2,803
                                                             --------   --------
                                                             $    671   $  2,896
                                                             ========   ========

9.   OBLIGATIONS UNDER CAPITAL LEASE

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates to 2004. As at December 31, 2002 our future minimum lease payments under capital leases were as follows:

                                                                          CDN.$    U.S.$
                                                                         -------  -------
2003...................................................................  $ 1,405  $   889
2004...................................................................       85       54
                                                                         -------  -------
                                                                           1,490      943
Less amount representing interest at approximately 8.4%................       82       52
                                                                         -------  -------
                                                                           1,408      891
Less current portion...................................................    1,313      831
                                                                         -------  -------
                                                                         $    95  $    60
                                                                         =======  =======

Interest expense on capital lease obligations for the year ended December 31, 2002 is $149 (2001 -- $51).

10.   SHARE CAPITAL

FOLLOW-ON OFFERING

On May 10, 2000, we completed a new issue and secondary public offering of 2,221,139 common shares in the United States and Canada at a price of $48.63 (Cdn. $72.75) per common share. In addition, our shares were co-listed for trading on The Nasdaq National Market under the trading symbol "SWIR". Of the 2,221,139 common shares, 1,461,106 common shares were offered by the Company and 760,033 common shares were offered by certain shareholders of the Company.

STOCK OPTION PLAN

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors. The plan provides for the granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since February 1999, options have been granted with a five year term. We have reserved 3,882,233 options for issuance under our employee stock option plan. Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 1999 is presented below:

                                               NUMBER OF          WEIGHTED AVERAGE
                                                SHARES             EXERCISE PRICE
                                               ----------       ---------------------
                                                                  CDN.$         U.S.$
Outstanding, December 31, 1999..............    1,583,240       $   8.44      $   5.84
Granted.....................................      918,642          78.52         52.35
Exercised...................................     (318,055           3.10          2.07
Forfeited...................................      (62,693)         24.62         16.41
                                                ---------
Outstanding, December 31, 2000..............    2,121,134          39.10         26.07
Granted.....................................      594,628          32.37         20.27
Exercised...................................     (175,571)          4.30          2.69
Forfeited...................................      (96,742)         48.99         30.68
                                                ---------
Outstanding, December 31, 2001..............    2,443,449          39.57         24.78
Granted.....................................      732,250           9.79          6.20
Exercised...................................     (159,626)          3.73          2.36
Forfeited...................................     (465,509)         50.22         31.78
                                                ---------
Outstanding, December 31, 2002..............    2,550,564          19.83         12.55
                                                =========

                                                              EXERCISABLE,
DECEMBER 31,                                                  END OF YEAR
------------                                                  ------------
2000.....................................................         543,657
2001.....................................................       1,035,002
2002.....................................................       1,378,101

The following table summarizes the stock options outstanding at December 31, 2002:

                                                              OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                               ----------------------------------------------  -------------------------------
                                                              WEIGHTED
                                                               AVERAGE            WEIGHTED                        WEIGHTED
              RANGE OF                          NUMBER        REMAINING            AVERAGE        NUMBER           AVERAGE
           EXERCISE PRICES                     OF SHARES  CONTRACTUAL LIFE     EXERCISE PRICE   EXERCISABLE     EXERCISE PRICE
---------------------------------------------  ---------  ----------------   ----------------   -----------    ----------------
                                                              IN YEARS        CDN.$    U.S.$                   CDN.$    U.S.$
$0.57 - $0.95 (Cdn.$0.90 - Cdn.$1.50)........    114,239         4.6         $  1.11  $  0.70      114,239     $  1.11  $  0.70
$0.96 - $3.56 (Cdn.$1.51 - Cdn.$5.63)........    787,701         5.0            3.89     2.46      291,393        4.50     2.85
$3.57 - $11.58 (Cdn.$5.64 - Cdn.$18.30)......    390,377         2.1           15.11     9.56      287,380       15.03     9.51
$11.59 - $39.08 (Cdn.$18.31 - Cdn.$61.75)....    748,310         3.2           37.61    23.80      361,112       44.96    28.46
$39.09 - $60.51 (Cdn.$61.76 - Cdn.$95.60)....    402,395         2.6           70.28    44.48      255,175       70.81    44.82
$60.52 - $134.18 (Cdn.$95.61 - Cdn.$212.00)..    107,542         2.4          133.92    84.76       68,802      136.33    86.28
                                               ---------                                         ---------
                                               2,550,564         3.5           19.83    12.55    1,378,101       35.88    22.71
                                               =========                                         =========

The options outstanding at December 31, 2002 expire between March 29, 2004 and January 29, 2009.

11.   FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

CONCENTRATIONS OF BUSINESS RISK

We maintain substantially all of our cash and cash equivalents and short-term investments with major financial institutions or government instruments. Corporate paper is uninsured. Deposits we hold with banks may exceed the amount of insurance provided on such deposits.

We outsource our manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

We have a customer concentration risk as a few customers represent a significant portion of our revenue for the year and also our future revenue, see note 17.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customers' financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital lease that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

LINE OF CREDIT

During 2002, we expanded our operating line of credit from $949 (Cdn.$1,500) to $10,000, which bears interest at prime plus 1.25% per annum. This line of credit is secured by a general security agreement providing a first charge against all assets. The balance at December 31, 2002, was nil (2001 -- nil).

12.   INCOME TAXES

The composition of our deferred tax assets at December 31 is as follows:

                                                          2001       2002
                                                        -------    -------
Deferred tax assets
  Fixed assets......................................    $(1,235)   $(1,837)
  Loss carryforwards................................        775      3,002
  Scientific research and development expenses......      3,724      7,521
  Share issue costs.................................      1,465        897
  Reserves and other................................      1,792      5,218
                                                        -------    -------
Total gross deferred tax assets.....................      6,521     14,801
Less valuation allowance............................      2,267     14,301
                                                        -------    -------
Net deferred tax assets.............................    $ 4,254    $   500
                                                        =======    =======

We believe that realization of our net deferred tax assets is more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

The scientific research and development expenses are available to be carried forward indefinitely and deducted against future taxable income otherwise calculated. We also have investment tax credits of approximately $10,700 available to offset future Canadian federal income taxes payable. The investment tax credits expire commencing in 2004 and to 2012.

EFFECTIVE TAX RATE

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

                                                                    2000       2001       2002
                                                                   -------   --------   --------
Combined Canadian federal and provincial income taxes at
  expected rate of 39.6% (2001 - 44.6%, 2000 - 45.6%)..........    $  (800)  $(10,946)  $(15,127)
Permanent and other differences................................      1,480      1,076      1,381
Unrecognized tax assets........................................     (1,165)     2,267      8,826
Change in enacted tax rates....................................         --        712         --
Loss subject to tax at rates lower than statutory rate.........      1,848      6,618      4,629
Write-down of deferred tax asset...............................         --         --      3,754
                                                                   -------   --------   --------
                                                                   $ 1,363   $   (273)  $  3,463
                                                                   =======   ========   ========

Our provisions for income taxes consist of the following:

                                                                    2000       2001      2002
                                                                   ------     ------    -------
Current
  Canadian....................................................     $  124     $  95     $   94
  Foreign.....................................................        791      (353)      (385)
                                                                   ------     ------    ------
Total current.................................................        915      (258)      (291)
Deferred
  Canadian....................................................        264       (15)     3,754
  Foreign.....................................................        184        --         --
                                                                   ------     ------    ------
Total deferred                                                        448       (15)     3,754
                                                                   ------     ------    ------
Income tax expense (recovery).................................     $1,363     $(273)    $3,463
                                                                   ======     ======    ======

13.   RESEARCH AND DEVELOPMENT, NET

                                                                    2000       2001      2002
                                                                   -------   -------    -------
Research and development......................................     $13,590   $19,429    $16,795
Less government research and development funding
  and investment tax credits..................................         703     2,527      1,899
                                                                   ------    -------    -------
                                                                   $12,887   $16,902    $14,896
                                                                   =======   =======    =======

14.   LOSS PER SHARE

The weighted-average number of shares outstanding we used in the computation of loss per share were as follows:

                                                                    2000      2001      2002
                                                                   ------    ------    ------
Weighted-average shares used in computation of loss
  per share..................................................      15,318    16,129    16,304
                                                                   ======    ======    ======

All stock options outstanding are anti-dilutive for all periods presented.

15.   COMMITMENTS AND CONTINGENCIES

(a)  OPERATING LEASES

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2002 as follows:

                                                           CDN.$     U.S.$
                                                          -------   -------
2003..................................................    $ 2,654   $ 1,680
2004..................................................      2,482     1,571
2005..................................................      2,454     1,553
2006..................................................      2,512     1,590
2007..................................................      2,586     1,637
Thereafter............................................      9,325     5,902
                                                          -------   -------
                                                          $22,013   $13,933
                                                          =======   =======

(b)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

    (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

   (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,153. As at December 31, 2002, $304 has been paid to date against sales amounting to $7,709, that are subject to royalties.

  (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive conditionally repayable research and development funding amounting to Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the year, we have claimed $2,265 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

(c)  LEGAL PROCEEDINGS

    (i) In July 2001, we learned that Metricom, Inc. ("Metricom"), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. Metricom objected to that claim asserting that all but $2,254 should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims. We will receive a settlement of $1.8 million that has been included in the determination of our net loss for 2002.

   (ii) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We have assessed the complaint and have determined that there has been no infringement of the patents referred to in this claim and that the claim is invalid. We have filed our response to the complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.

  (iii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

16.   SUPPLEMENTARY INFORMATION

                                                                    2000      2001      2002
                                                                   ------    ------    -------
  (a)  CASH FLOW INFORMATION:
Cash received
   Interest..................................................      $3,331    $2,782    $   912
   Income taxes..............................................          --        --        905
Cash paid for
   Interest..................................................         128        48        323
   Income taxes..............................................          39       958         57
Non-cash financing activities
   Purchase of fixed assets funded by obligations
      under capital lease....................................         419     1,759        328

  (b)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Opening balance..............................................      $  108    $1,320    $ 5,169
Bad debt expense.............................................       1,254     4,040        623
Write offs and settlements...................................         (42)     (191)    (2,724)
                                                                   ------    ------    -------
Closing balance..............................................      $1,320    $5,169    $ 3,068
                                                                   ======    ======    =======

  (c)  OTHER:
Rent expense.................................................      $  711    $1,334    $ 1,599
Foreign exchange gain........................................         177       187         77

17.   SEGMENTED INFORMATION

We operate in the wireless data modem technology industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

                                                                    2000       2001       2002
                                                                   -------    -------    -------
MP modems....................................................      $ 9,815    $ 8,039    $ 7,781
AirCard modems...............................................       25,271     38,627     44,616
OEM modems...................................................       16,227      9,319     19,025
Other........................................................        2,163      3,718      1,984
Research and development funding.............................          325      2,645      3,724
                                                                   -------    -------    -------
                                                                   $53,801    $62,348    $77,130
                                                                   =======    =======    =======

85% (2001 -- 75%) of our fixed assets are in Canada. Product sales in North America were 87% (2001 -- 97%; 2000 -- 82%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant resellers are as follows:

                                                 2000               2001              2002
                                             -------------     -------------      ------------
Reseller A..............................     less than 10%     less than 10%      $     17,808
Reseller B..............................     less than 10%     less than 10%      $     15,605
Reseller C..............................     $      6,230      $      8,228       less than 10%
Reseller D..............................     less than 10%     $      6,098       less than 10%
Reseller E..............................     $      8,750      less than 10%      less than 10%