Form 40-F
period 2003-12-31
SIERRA WIRELESS INC
filed 2004-05-14
CIK 1111863

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO
SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
Commission File No.: 0-30718

SIERRA WIRELESS, INC.
(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

13811 Wireless Way, Richmond
British Columbia, Canada V6V 3A4
(604) 231-1100
(Address and telephone number of principal executive offices)

Davis Wright Tremaine LLP
1300 SW Fifth Avenue, 24th Floor
Portland, OR 97201
(Agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Name of exchange on which securities are registered:
Toronto Stock Exchange, The Nasdaq Stock Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate by check mark the information filed with this Form:

[X] Annual Information Form             [X] Audited Annual Financial Statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital common stock as of the close of the period covered by the annual report:

24,822,071 Common Shares without par value as at December 31, 2003

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, If "yes", is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  [    ] Yes 82-                               [X] No

        Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [X]             No [    ]

INCORPORATION BY REFERENCE

        The Registrant's Annual Information Form and the Registrant's financial statements for the year ended December 31, 2003 are attached hereto as Appendix A and Appendix B, respectively, and are incorporated by reference herein.

UNDERTAKING

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIERRA WIRELESS, INC. (Registrant)
/s/ DAVID G. MCLENNAN David G. McLennan Chief Financial Officer and Secretary

Date: May 14, 2004

2

APPENDIX A

ANNUAL INFORMATION FORM

Annual Information Form
May 14, 2004

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this Annual Information Form, or incorporated by reference herein, that are not based on historical facts are "forward-looking statements" and are prospective. These statements appear in a number of different places in this Annual Information Form and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Annual Information Form or the documents incorporated by reference herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

CORPORATE STRUCTURE

        Unless the context otherwise indicates, references to "we", "our", "us", "the Company" or "Sierra Wireless" in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.

        Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993. The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer. The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing common shares in the capital of the Company to new common shares in the capital of the Company (the "Common Shares"); (ii) change the rights attached to all preference shares in the capital of the Company (the "Preference Shares") and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares.

        The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

        The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization. All such entities are wholly-owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless (UK) Limited	United Kingdom
Sierra Wireless (Asia-Pacific) Limited	Hong Kong

GENERAL DEVELOPMENT OF THE BUSINESS

General

        We provide highly differentiated wireless solutions worldwide. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

        Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market. Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

        Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of wireless data applications including the Internet, e-mail, messaging, corporate intranet access, remote database inquiry and computer-aided dispatch. We sell our products primarily through indirect channels, including wireless operators, resellers and OEMs.

        We sell our products worldwide, with emphasis on the North American, European and Asian markets.

Major Events in the Development of Business

Fiscal 2003

  •
  On August 12, 2003, we announced the completion of our acquisition of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed wireless data communications products. Under the terms of the acquisition, we issued 3,708,521 of our common shares to the shareholders of AirPrime. The acquisition provides us with additional knowledge and expertise in CDMA technology as well as a staff of over 70 research and development, engineering, product marketing, manufacturing and technical sales professionals. We believe that the acquisition enables us to offer a broader product line of wireless data communications products to a wider range of customers and also strengthens our engineering team to develop new products.

  •
  In October 2003, we announced the introduction of our Voq line of professional wireless cellular phones and value-added software to deliver a converged mobile telephony and e-mail solution, commonly referred to as a Smartphone, targeted at business users. Our new Voq phones will be based on Microsoft Windows Mobile™ software for Smartphones and will feature both a familiar cellular phone keypad and a unique flip-open QWERTY thumbpad. The first Voq-branded phone is expected to be commercially available in the second quarter of 2004 in certain countries.

  •
  In November 2003, we completed a new issue and secondary offering of 4,600,000 Common Shares, resulting in net proceeds of $67,400,000. Of the 4,600,000 Common Shares sold under this offering, 4,442,222 Common Shares were offered by the Company and 157,778 were offered by certain shareholders of the Company.

  •
  We developed products for the new and expanding CDMA 1xEV-DO networks. Our PC 5220 PC Card for the Verizon Wireless CDMA 1xEV-DO network started commercially shipping in the third quarter of 2003. Our second CDMA 1xEV-DO product, the Sierra Wireless AirCard 580, began shipping commercially in the first quarter of 2004.

  •
  We transferred global fulfillment and certain CDMA product manufacturing to Flextronics. By using their fully integrated supply chain services, we have reduced product costs, improved alignment with our international customer base and achieved operating efficiencies and scalability.

Fiscal 2002

  •
  We received regulatory approvals for the AirCard 750 in Europe and China.

  •
  We began commercial volume shipments of five new products — the Sierra Wireless AirCard 710 and AirCard 750 for use on GSM/GPRS networks and the AirCard 550, the AirCard 555 and the SB555 embedded module for use on the CDMA2000 1X networks.

  •
  In Europe, we developed carrier channel relationships with Vodafone and Orange in the UK, KPN Mobile in the Netherlands, Telia in Sweden and Telefonica in Spain.

  •
  In the Asia-Pacific region we launched the AirCard 750 with Hutchison Telecom in Hong Kong, StarHub in Singapore and AIS in Thailand. We also launched the AirCard 555 with China Unicom in China, Telstra in Australia and Telecom New Zealand.

  •
  We were the first wireless data modem provider to supply CDMA2000 1X PC Card modems to four leading North American CDMA carriers: Bell Mobility, Sprint PCS, TELUS Mobility and Verizon Wireless.

  •
  Sales growth was constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry. We reduced operating expenses and asset levels as a result of our assessment of current and visible demand. Restructuring and other costs amounted to $37,707,000.

Fiscal 2001

  •
  We began initial shipments of the Sierra Wireless AirCard 555 for CDMA2000 1X networks, the AirCard 710 for GSM/GPRS networks and the Sierra Wireless SB555 embedded modules.

  •
  We opened our new European office near London and signed new distribution agreements for Europe with Peripheral Corner and Hugh Symons.

  •
  We strengthened our team of contract manufacturers with the addition of Solectron Corporation, a global leader in electronics manufacturing and supply-chain management services.

Significant Acquisitions and Dispositions

        On August 12, 2003, we acquired 100 percent of the outstanding securities of AirPrime, Inc., a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. The acquisition has enhanced our position as a market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

        The aggregate purchase price was $23,825,000, including common shares valued at $22,377,000 and costs related to the acquisition of $1,448,000. The fair value of the 3,708,521 Common Shares issued was determined based on the average market price of Sierra Wireless's Common Shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

        We pursue acquisition opportunities based on a number of criteria. These include extending our product line, adding value by providing a more complete solution, acquiring emerging wireless communications technologies, and accelerating our entry into targeted geographic markets or market segments. Any future acquisitions will likely expand our presence internationally or enhance our ability to deliver products for the emerging wireless data technologies.

Industry Background and Future Trends

Wireless Data Growth

        The wireless communications industry provides fixed and mobile voice and data communications. According to the Cellular Telecommunications Industry Association, the wireless data market continues to experience rapid growth. Research firm Gartner forecasts that by 2007, mobile data connections in the US will reach an all time high of 129.6 million connections from 40.2 million in 2003. Newer third generation, or 3G systems such as CDMA 1xEV-DO, Enhanced Data over GPRS Evolution (EDGE) and Universal Mobile Telecommunications System (UMTS) will support much of this growth.

        To date, demand for wireless data has come primarily from corporations, public organizations and individuals seeking to improve customer service and productivity. Increased coverage, significant technological improvements to wireless data networks, devices and software, and price reductions for data communications have also contributed to growth in the wireless data communications industry. The ability to meet the demand for anytime, anyplace communications is made possible by the convergence of trends in portable computing, the growth of the Internet, and wireless communications. Gartner forecasts that by 2007, 65% of Fortune 2000 companies will support wireless wide-area wireless data access.

        Portable Computing.    Portable computers are now mainstream. In addition, handheld computers or PDAs are increasing in popularity. These include devices based on the Palm and Microsoft Windows CE platforms. Mobile PCs and PDAs are forecast by Gartner Dataquest to be the leading devices accessing wireless data in North America by 2007.

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

        Circuit-switched data over analog cellular, or Advanced Mobile Phone System (AMPS), was one of the original wireless data standards in North America. In such a system, the user was temporarily connected to the network and pays for the total connection time. In good coverage areas, users may expect data rates of 9.6 kbps.

        CDPD networks followed AMPS. The CDPD user is continually connected to the network and pays either a flat monthly service fee, or for the amount of data transferred. CDPD networks securely transmit data at a nominal rate of 19.2 kbps.

        More recently, the major communications providers have augmented their existing networks with newer digital technologies that offer significant performance and technical advantages over both AMPS and CDPD. These new technologies include CDMA and GPRS.

        CDMA is a digital technology that significantly improves the capacity and quality of both voice and data communications and supports a broader range of applications, including voice, wireless Internet and multimedia. Initially, second generation CDMA offered increased data rate capabilities of 14.4 kbps. In 2001, North American CDMA carriers, including Sprint PCS and Verizon Wireless, began deploying a 2.5G CDMA solution called CDMA2000 1X. Other CDMA carriers undertook similar efforts in Asia, Latin America and the Middle East. CDMA2000 1X supports faster wireless data transfers, typically ranging from 40 to 60 kbps, with a top nominal speed as currently deployed of 153 kbps.

        Leading GSM carriers in North America, Europe and Asia also began shifting from 2G GSM to next generation GPRS in 2001. Like the next generation CDMA networks, GSM/GPRS significantly improves the capacity and quality of data communications and supports a broader range of applications including voice, wireless Internet and multimedia. GPRS offers increased data rate capabilities ranging from 20 to 40 kbps, with a top nominal speed as currently deployed of 56 kbps.

        Third generation, or 3G, systems, have been developed and begun to launch, to eventually replace second generation and 2.5G digital cellular systems. They combine the newer services of 2.5G with voice services, enabling future multimedia services. The public discussion on 2.5G and third generation systems and the announcements of technology trials and network launches have broadened awareness of the possibilities of wireless data. In December 2003, AT&T Wireless launched its EDGE network. In January 2004, Verizon Wireless announced a $1.0 billion, two-year national rollout of its CDMA 1xEV-DO service, which expands this service from the two trial cities of San Diego and Washington D.C. According to the CDMA Development Group, this is part of a group of 10 CDMA 1xEV-DO commercial networks across Asia, the Americas and Europe, with at least three more scheduled to be deployed in 2004. We expect that future deployment of commercial service will further increase this awareness and expand the market for wireless data products and services.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution

        We provide highly differentiated wireless solutions worldwide. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for wireless applications of OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access a wireless data communications network using notebook computers, PDAs, vehicle-based systems or mobile phones.

Our Products

        Our current product line of wireless solutions includes wide area wireless PC cards, embedded modules that are built into OEMs' computers and other devices, vehicle-mounted modems and enabling software. In addition, we have a number of new products under development, including our recently announced Voq Smartphone product line.

Wireless Network PC Cards and Embedded Modules

        The following table outlines our current product offerings for wireless network PC cards and embedded modules:

Product Type	Product Class	Description	Products	Compatible Network/Territory
Wireless Network Cards	AirCard 700 Series	Wide-area wireless network interface cards, or NICs, providing local area network, or LAN-like connectivity for computer users on the GSM/GPRS networks. Using these modems, mobile computer users have full access to e-mail, intranet, corporate applications and full Web browsing where GPRS network service is available.	AirCard 750	Tri-band GSM/GPRS world-wide.

	AirCard 500 Series	Wide-area wireless NICs, providing LAN-like connectivity for computer users on the CDMA2000 1X networks.	AirCard 550	Single-band for Sprint PCS CDMA2000 1X network.
		Compatible with CDMA 1S95-A and CDMA 1S95-B networks.	AirCard 555	Dual-band North American cellular and PCS networks.

			AirCard 580	Dual-band CDMA2000 1X EV-DO networks.

	PC 3200 Series and PC 3300 Series	Wide-area wireless modem cards, providing LAN-like connectivity for computer users on the CDMA network.	PC 3200	Single-band for Sprint PCS CDMA2000 1X network.
		Positioned as "value priced" alternatives to the AirCard 500 Series and sold under private and co-branded labels to channel or wireless operators.	PC 3220	Dual-band cellular and PCS in North America.

			PC 3300	Single band for Sprint PCS CDMA2000 1X network.

	PC 5200 Series	Wide-area wireless modem card, providing users with access at broadband speeds from network computers to corporate applications, e-mail and the Internet.	PC 5220	Dual-band CDMA2000 1X EV-DO networks.

	AirCard 300 Series	First wireless NIC offering a true extension of the desktop or LAN work environment while on the road. Compatible with all major PC and handheld operating systems.	AirCard 300	CDPD networks.

Embedded Modules	SB Embedded Modules EM Embedded Modules	Embedded modules deliver wireless data and voice connectivity that OEMs integrate into products ranging from handheld computers, PDAs, laptops, Smartphones and mobile terminals, to fixed terminals including industrial meters, and monitoring equipment.	SB555 EM3205 EM3420	CDMA2000 1X. CDMA2000 1X. CDMA2000 1X.

Sierra Wireless MP Modem Product Line

        The Sierra Wireless MP product line consists of a group of rugged, high powered, vehicle-mounted modems, including the MP200 GPS, MP750 GPS and MP555 GPS. Generally, these products are mounted in a vehicle and are physically connected to a computer or data terminal. The Sierra Wireless MP product line is designed to operate in harsh conditions, including extremes of temperature, humidity, vibration and vehicle ignition noise. All three of our MP products come with fully integrated global positioning system (or GPS) capability as a standard feature. The Sierra Wireless MP555 GPS is our newest addition to the MP product line. The MP555 GPS operates on CDMA2000 1X networks and is designed to withstand the same harsh conditions as its MP predecessors. The MP750 GPS was also recently added to the MP product line. The MP750 GPS has capabilities nearly identical to that of the MP555 GPS and is designed to operate on GSM/GPRS networks worldwide. Both the MP555 GPS and MP750 GPS commenced commercial shipments in 2003. These two products are intended to provide our existing MP200 GPS customers with a migration path to the latest wireless network technologies. The MP200 GPS commands a strong share of the market for rugged modems that support CDPD technology and is still offered as part of our MP product line. Common applications for Sierra Wireless MP products include:

  •
  Police officers looking up license plates, checking criminal databases, communicating with the dispatcher and other officers and filing service reports from a patrol car; and

  •
  Utility field service technicians receiving dispatch instructions, consulting service instructions and diagrams, filing service call reports and time sheets.

Enabling Software

        Our line of software allows our modems and devices to work with notebook and handheld computers and other devices:

  •
  Sierra Wireless Watcher Software is a graphical user interface designed for everyday use with our modems. While the modem is in use, the Watcher program provides ongoing information on registration status and signal strength and allows the user to switch operating modes where applicable. Sierra Wireless Watcher supports all major PC and handheld operating systems;

  •
  Sierra Wireless WirelessExpert Software is a utility used for modem installation and configuration. Sierra Wireless WirelessExpert offers the end-user an easy and quick path to install our modems by following a short series of "fill in the blank" screens. This software is bundled with Sierra Wireless Watcher for notebook PCs and handheld computers; and

  •
  Developer's Central, including Sierra Wireless Software Development Kits, provide tools and information that support developers in their integration of Sierra Wireless products into applications. Using these tools, developers can include important modem status information into their own user interface. This level of integration supports easy-to-use, complete bundled solutions.

Product Revenue

        Our revenue by product for the two year periods ended December 31, 2003 is as follows:

	Years ended December 31,
	2001	2002	2003
Revenue by product
PC Card	62%	58%	70%
OEM	15	25	21
Mobile	13	10	6
Other	10	7	3

	100%	100%	100%

Future Products

        We continually test and develop new products and technologies that will allow us to take advantage of the expanding and changing wireless market.

        Our new Voq-branded Smartphones are based on the recently released 2003 edition of Microsoft Windows Mobile™ software for Smartphones and features both a familiar phone keypad and a unique flip-open QWERTY thumbpad. The Voq product line also includes other hardware and software innovations for easy information navigation and retrieval, text entry and e-mail that is automatically updated. The first Voq product lines operate on global GSM/GPRS mobile networks and we expect to begin commercial shipments in selected countries in the second quarter of 2004. The Voq product line is entering the worldwide Smartphone market, forecasted by Gartner Dataquest and In-Stat/MDR to experience significant growth over the next few years.

        The following emerging wireless standards are areas of significant new product development interest for us:

  •
  EDGE is designed to offer packet data communications at speeds of up to 384 kbps over suitably configured networks using the Emerging Data rates for Global Evolution, or EDGE, standard. This technology is on the evolution path of several GSM network operators in North America, Europe and Asia. We have introduced the AirCard 775, a quad band PC Card for EDGE networks and expect to launch the AirCard 775 in the third quarter of 2004. In addition, our second EDGE product, the MP 775 rugged in-vehicle solution is expected to be launched in the second half of 2004; and

  •
  UMTS is designed to offer transmission of text, digitized voice, video and multimedia at broadband speeds. Once fully implemented, it will allow customers to remain attached to the Internet at high-speeds while on the move. UMTS is an evolutionary path for GSM, TDMA, GPRS and EDGE networks.

Product Development

        We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive time-frames. Our development team of approximately 140 staff, located in Richmond, BC and in Carlsbad, CA, are skilled in the areas of radio frequency, hardware, embedded software, windows software and mechanical design. Combined, this team has several hundred years of experience in the design of small form factor wireless devices, particularly for data applications. Our product development team combines leaders with extensive experience in their fields, with younger graduates from leading universities.

        We take a "core team" approach to product development. Our goal is develop a "whole" product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with employees from other functional areas, including product management, operations, technical support and quality. These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.

        Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies.

        A central group of senior engineers develops and monitors our development standards. These standards are applied across all development projects to ensure uniformity. For example, we have adopted a core wireless engine design approach to deliver a common physical, electrical and software interface for products utilizing different wireless standards. This allows our customers to utilize our different products with minimal additional integration effort on their part.

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

Distribution

        Our products are used by a variety of end-users, ranging from sales people and mobile executives, to police officers and utility workers. We have built a distribution channel that responds to the unique purchasing and usage requirements of our customer base. Historically, a substantial majority of our sales have come from North American markets. As our wireless technology platforms have diversified, we have built sales and distribution teams to focus on developing our business outside of North America. Currently, we have dedicated sales and distribution teams for the European, Asia-Pacific and North American regions. Our approach to distribution takes advantage of our existing relationships with wireless operators, resellers and OEMs in order to maximize the productivity of our sales team.

Wireless Operators

        Wireless operators play two key roles in our distribution strategy. First, wireless operators are often resellers for us, purchasing our products and then reselling them to end-user customers. Second, the wireless operator sales team often works with our sales team to jointly sell wireless solutions and our equipment to the end-user customer. The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services. We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor and competitive differentiator.

Resellers

        Resellers purchase our products either directly from us or from a distributor, and resell them to end-user customers. In order to support resellers who prefer to purchase through a distributor, we have selectively formed distribution relationships. Distributors ensure that our products are available to a large number of resellers that buy products.

        Resellers generally combine our modems with other elements of an overall solution, such as computer hardware and application software, and deliver a complete solution to the end-user customer. Resellers include computer resellers, wide area network resellers, application developers, system integrators, wireless Internet service providers, wireless application service providers and big box retailers. This channel provides us with direct access to markets and users that are often not served by the large wireless operators.

Original Equipment Manufacturers

        Original equipment manufacturers represent companies that integrate our modem technology into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels. Our modems are integrated into a range of devices, such as PDAs, Smartphones and notebook computers.

Direct Sales

        A small percentage of our end-user customers choose to purchase products directly from us. Typically, these are accounts requiring direct sales and technical support, or existing customers ordering additional products or accessories. Direct sales are facilitated through our Web site, inside sales department and regionally organized sales team.

Customer Support

        We provide customers, wireless operators and other channel partners with product and technical support in several languages using telephone, e-mail and our Web site. Online resources include product documentation, technical specifications, frequently asked questions, application notes, troubleshooting notes, troubleshooting tools, and software downloads.

Marketing

        Our marketing team is responsible for providing product management, strategic marketing and marketing communications for our products on an increasingly global basis. Members of the product management team play an active role in our core team approach to developing and managing individual products through their entire product life cycle. Emphasis is placed on understanding customer needs, developing the business case, determining competitive positioning and pricing, and ensuring product completeness, which includes documentation, promotional material and marketing programs.

Strategic Marketing/Marketing Communications

        We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

  •
  Actively seeking editorial coverage and placing advertisements in industry, business and trade publications;

  •
  Through industry associations;

  •
  By meeting with opinion leaders and industry analysts; and

  •
  Participation in targeted conferences and trade shows.

        We work with our channel partners to develop programs to encourage end-user adoption.

        In addition, we use the WirelessReady Alliance™, including its web site, member communications, member programs and events for marketing and promoting interest in wireless data solutions and products. The WirelessReady Alliance™ is an alliance of leading computer hardware manufacturers, software application vendors, wireless telephony companies and value-added enterprise service providers aimed at accelerating the availability of compelling and complete wireless data solutions.

Manufacturing

        We outsource most of our manufacturing services, including parts procurement, kitting, assembly and repair. We believe that outsourcing allows us to:

  •
  Focus on research and development, sales and marketing;

  •
  Participate in contract manufacturer economies of scale;

  •
  Access high quality manufacturing resources;

  •
  Achieve rapid production scalability; and

  •
  Reduce equipment capital costs and equipment obsolescence risk.

        In addition, we perform certain manufacturing related functions in-house, including manufacturing engineering, and development of manufacturing test procedures and fixtures.

        Our products are currently manufactured by Flextronics, Solectron and Creation Technologies. We use Flextronics as our primary contract manufacturer to provide an end-to-end supply chain solution. This includes design support, procurement, low cost manufacturing and repair in China and global fulfillment services from Memphis, Tennessee. By using its fully integrated supply chain services, we expect to reduce product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability. We expect to continue to have products from the AirPrime acquisition built at Solectron facilities in Mexico and to continue this relationship on selected other products. We expect that Creation Technologies in Canada will continue to build our vehicle-mounted modems.

Employees

        As of December 31, 2003 we had a total of 227 full time employees, 148 of whom are at our head office in Richmond, B.C., with the balance being located across the United States, Canada and the United Kingdom. Of the 227 employees, 126 are involved in product development, 21 are involved in manufacturing, 37 are sales personnel, 19 are marketing personnel, and 24 are in finance and administration. Employees have access to corporate funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation and our employee stock option plan are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are good.

        We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our employees.

Competition

        Wireless data technologies are converging toward standardizing on a few key cellular technologies. Cellular handsets are becoming 'smart' with increased data functionalities and PDAs are becoming wireless through the integration of embedded wireless modules. With the advent of new cellular technologies such as CDMA 1xEV-DO, GSM/GPRS, EDGE and UMTS, several new competitors are emerging.

        CDPD:    Sierra Wireless is the market leader in this space and has competition from companies, including Novatel Wireless and Enfora. Products offered include PC cards, mobile in-vehicle solutions, handheld adapters, and embedded modules for consumer, enterprise/mobile executive, public safety, utility, and OEM market segments. The CDPD market is a mature market space and the threat of new competitors entering is low.

        CDMA:    Sierra Wireless is a market leader in CDMA PC Cards, embedded modules and mobile in-vehicle solutions. CDMA competition, both announced and actual, includes Novatel Wireless, Flextronics (formerly GTRAN), Motorola, Wavecom, Kyocera Wireless, AnyData, and BellWave. Sierra Wireless maintains its market leadership position in mobile in-vehicle solutions against competitors such as Bluetree Wireless and Enfora.

        GSM/GPRS:    Sierra Wireless is a market leader in GSM/GPRS PC cards. In this technology, we face competition from Option International, Novatel Wireless, Nokia and SonyEricsson. With the introduction of the Voq professional phone in the second quarter of 2004, Sierra Wireless expects to compete with Smartphone and wireless PDA suppliers such as Motorola, Nokia, PalmOne, RIM, Samsung, Siemens and SonyEricsson, among others.

        We believe that by focusing on business and government customers and by providing products that are superior in quality, functionality, and value, together with excellent customer service and superior distribution partner relationships and programs, we will be successful in the long term.

Intellectual Property

        We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into a non-disclosure and confidentiality agreement with our employees, consultants and third parties that have access to our proprietary technology.

        We currently hold 32 United States patents and 34 international patents. Several more patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

        Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada.

        Modems must be approved under these regulations by either the Federal Communications Commission or Industry Canada prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada and other required regulatory approvals for the products we currently sell.

Additional Information Concerning Our Business

        Sierra Wireless's business is not subject to significant seasonal fluctuations.

        Sierra Wireless's operations do not have a significant impact upon the environment. We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.

Risk Factors

        Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

        We have incurred net losses in the past and may not sustain profitability.

        While we had earnings from operations for the year ended December 31, 2003, we have incurred a loss from operations in each of the previous three fiscal years. As of December 31, 2003, our accumulated deficit was approximately $71.3 million. While we had net earnings of $2.3 million for the year ended December 31, 2003, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products. We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis. As a result, our share price may decline.

        If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

        Our revenues will decrease if demand for our current products declines and we are unable to launch successful new products.

        If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

        If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

        We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

  •
  Our ability to attract and retain skilled technical employees;

  •
  The availability of critical components from third parties;

  •
  Our ability to successfully complete the development of products in a timely manner; and

  •
  Our ability to manufacture products at an acceptable price and quality.

        A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as Voq, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

        The loss of any of our material customers could adversely affect our revenue and profitability, and, therefore, shareholder value.

        We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

        We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

        We develop products to meet our customers' requirements, but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' future needs, we may not win their future business and our revenue and profitability may decrease.

        We do not expect to have significant long term customer contracts and our revenues will be negatively impacted if customers do not continue to order our products under purchase orders.

        In late 1999 and 2000, we entered into significant supply contracts with AT&T Wireless, Sprint PCS and Verizon Wireless. We have substantially completed volume shipments on all three contracts during the last quarter of 2003. We are now relying on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue and share price may decline.

        We may not be able to sustain our current gross margins and, as a result, our profitability may decrease.

        We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipate, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which will decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

        Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

        Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

  •
  The timing of releases of our new products;

  •
  The timing of substantial sales orders;

  •
  Possible seasonal fluctuations in demand;

  •
  Possible delays in the manufacture or shipment of current or new products; and

  •
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

        We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations, our costs may increase, and our revenue and margins could decrease.

        We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on three manufacturers, any of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

  •
  The absence of guaranteed manufacturing capacity;

  •
  Reduced control over delivery schedules, production yields and costs; and

  •
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

        We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

        None of our officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current key employees or attract and retain additional key employees as needed. The loss of key employees could disrupt our operations and impair our ability to compete effectively.

        We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

        The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

        Competition from bigger more established companies with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues.

        The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

        As the adoption of wireless data has continued to increase, we have experienced an increase in competition in our market. If wireless adoption continues to grow, we may continue to experience increased competition from new entrants into the market, and from bigger and more established companies with greater resources, which could result in reduced revenues and profits.

        We depend on third parties to offer wireless data and voice communications services for our products to operate.

        Our products can only be used over wireless data and voice networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

        Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

        As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

  •
  Exposure to unknown liabilities of acquired companies;

  •
  Higher than anticipated acquisition costs and expenses;

  •
  Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

  •
  The difficulty and expense of integrating the operations and personnel of the companies;

  •
  Disruption of our ongoing business;

  •
  Diversion of management's time and attention away from our remaining business during the integration process;

  •
  Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

  •
  The inability to implement uniform standards, controls, procedures and policies;

  •
  The loss of key employees and customers as a result of changes in management;

  •
  The incurrence of amortization expenses; and

  •
  Possible dilution to our shareholders.

        In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

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

        It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

  •
  We may be liable for damages and litigation costs, including attorneys' fees;

  •
  We may be prohibited from further use of the intellectual property;

  •
  We may have to license the intellectual property, incurring licensing fees; and

  •
  We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

        Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

        If we are successful in the design and development of our new products, and there is commercial acceptance of our products, such as the Voq Smartphone, others may claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm our reputation.

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

        Our strategies to deter misappropriation could be inadequate due to the following risks:

  •
  Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

  •
  Undetected misappropriation of our intellectual property;

  •
  The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

  •
  Development of similar technologies by our competitors.

        In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

        As our business expands internationally we will be exposed to additional risks relating to international operations.

        Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

  •
  Increased credit management risks and greater difficulties in collecting accounts receivable;

  •
  Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

  •
  Uncertainties of laws and enforcement relating to the protection of intellectual property;

  •
  Language barriers; and

  •
  Potential adverse tax consequences.

        Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

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

        We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in United States dollars. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected Financial Data

        We prepare our consolidated financial statements in United States dollars in accordance with both generally accepted accounting principles in the United States (commonly called "U.S. GAAP") and generally accepted accounting principles in Canada (commonly called "Canadian GAAP"). The following selected financial information was extracted from the more detailed consolidated financial statements and related notes prepared in accordance with U.S. GAAP in Sierra Wireless's 2003 Annual Report which is incorporated herein by reference and should be read in conjunction with such financial statements. Unless otherwise specified, all monetary amounts are expressed in United States dollars.

        Results of operations for the periods presented below are not necessarily indicative of results of our operations for future periods.

	Years ended December 31,
In thousands of U.S. dollars, except per share amounts
	2001	2002	2003
Consolidated Statements of Operations:
Revenue	$62,348	$77,259	$101,709
Cost of goods sold	47,035	69,261	60,551

Gross margin	15,313	7,998	41,158

Expenses:
Sales and marketing	12,726	11,564	11,585
Research and development, net	16,902	14,896	15,994
Administration	10,647	4,785	6,597
Restructuring and other charges	—	12,869	1,220
Integration costs	—	—	1,947
Amortization	2,084	2,331	2,327

	42,359	46,445	39,670

Earnings (loss) from operations	(27,046)	(38,447)	1,488
Other income	2,504	247	965

Earnings (loss) before income taxes	(24,542)	(38,200)	2,453
Income tax expense (recovery)	(273)	3,463	198

Net earnings (loss)	$(24,269)	$(41,663)	$2,255

Earnings (loss) per share:
Basic	$(1.50)	$(2.56)	$0.12

Diluted	$(1.50)	$(2.56)	$0.12

Weighted average number of shares outstanding (in thousands):
Basic	16,129	16,304	18,442

Diluted	16,129	16,304	18,989

	December 31,
In thousands of U.S. dollars
	2002	2003
Consolidated Balance Sheet Data:
Cash, including short and long-term investments	$34,841	$109,757
Working capital	36,864	80,363
Total assets	71,089	175,868
Long-term debt including obligations under capital lease	6,590	3,735
Total shareholders' equity	48,754	143,547

        We had no off-balance sheet items as of December 31, 2003 and December 31, 2002. Our contractual obligations are disclosed in our 2003 Annual Report on pages 34 and 35 and in our Canadian GAAP Annual Report on pages 32 and 33.

Dividend Policy

        Since incorporation, we have not paid any dividends on our common shares. Our current intention is to reinvest earnings to finance the growth of our business. We do not anticipate that we will pay any dividends on our common shares in the immediate or foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Reference is made to Sierra Wireless's 2003 Annual Report at pages 4 to 17 and Sierra Wireless's 2003 Canadian GAAP Annual Report at pages 3 to 16 for Management's Discussion and Analysis of our financial condition and results of operations, and the financial statements set forth in our 2003 Annual Report and our 2003 Canadian GAAP Annual Report, all of which are incorporated herein by reference.

MARKET FOR SECURITIES

        Our common shares have been listed on The Toronto Stock Exchange in the Province of Ontario, Canada, since May 17, 1999, and currently trade under the symbol "SW". Our common shares are co-listed on The Nasdaq National Market under the symbol "SWIR".

DIRECTORS AND OFFICERS

        The tables set forth below list the directors and senior officers of the Company as at May 14, 2004, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

        Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier. To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 493,778 common shares, (not including common shares issuable upon the exercise of stock options), representing as of May 14, 2004 approximately 2.0% of the issued and outstanding common shares.

Directors

Name, Position and Municipality of Residence	Principal Occupation in the Preceding Five Years(1)	Director Since
David B. Sutcliffe Chairman, Chief Executive Officer and Director North Vancouver, British Columbia	Chairman and Chief Executive Officer of Sierra Wireless.	June 1995
Gregory D. Aasen(3) Director West Vancouver, British Columbia	Chief Operating Officer of PMC-Sierra, Ltd., a wholly-owned subsidiary of PMC-Sierra, Inc.	December 1997
S. Jane Rowe(2) Director Toronto, Ontario	Senior Vice President, Global Risk Management Division of Scotiabank from 2002 to present; Managing Director and Co-Head of Scotia Merchant Capital Corporation from 1997 to 2002.	March 1998

Name, Position and Municipality of Residence	Principal Occupation in the Preceding Five Years(1)	Director Since
Paul G. Cataford(2)(4) Director Calgary, Alberta	President and Chief Executive
	Officer of University Technologies International Inc. from April 2004 to present; Managing Partner of HorizonOne Asset Management from December 2002 to April 2004; Consultant from March 2002 to December 2002; Executive Managing Director of BMO Nesbitt Burns Equity Partners from 2001 to 2002; Managing Director and President of BCE Capital Inc. from 1997 to 2001.	July 1998
Peter Ciceri(4) Lead Independent Director Whistler, British Columbia
	Executive in residence at the Faculty of Commerce and Business Administration at the University of British Columbia from September 2001 to present; President of Rogers Telecom, Inc. from 2000 to May 2001; President and Managing Director of Compaq Canada Ltd. and Vice-President Compaq Computer Corporation (US) from 1996 to 2000.	February 2000
Nadir Mohamed(2) Director Toronto, Ontario
	President, Chief Executive Officer and Director of Rogers Wireless Communications Inc. from 2001 to present; President and Chief Operating Officer of Rogers Wireless Communications Inc. from 2000 to 2001; Senior Vice-President, Marketing and Sales of Telus Communications Inc. from 1999 to 2000; President and Chief Operating Officer of BC Tel Mobility from 1997 to 1999.	March 2003
Charles E. Levine(3) Director San Francisco, California
	Independent Outside Director of @Road, Somera Communications and Viisage Technology; President and Chief Operating Officer of Sprint PCS from 2000 to 2002; Chief Sales and Marketing Officer from 1997 to 2000.	May 2003

Notes:

(1)
The information as to "principal occupation" has been furnished by the respective directors.

(2)
Member of the Audit Committee.

(3)
Member of the Human Resources Committee.

(4)
Member of the Governance and Nominating Committee.

Executive Officers

Name, Position and Municipality of Residence	Principal Occupation in the Preceding Five Years(1)	Length of Service

David B. Sutcliffe Chairman, Chief Executive Officer and Director North Vancouver, British Columbia	Chairman and Chief Executive Officer of the Corporation since May 2001; President and Chief Executive Officer of the Corporation from May 1995 to May 2001.	9 years
David G. McLennan Chief Financial Officer and Secretary Vancouver, British Columbia
	Consultant to BCE Emergis from September 2002 to January 2003; Chief Financial Officer of Bell Canada from June 2002 to September 2002; President and Chief Operating Officer of Bell ExpressVu from November 1999 to June 2002; Vice-President, Operations and Chief Financial Officer of Bell ExpressVu from February 1997 to November 1999.	— (2)
Andrew S. G. Harries Senior Vice-President, Marketing Vancouver, British Columbia	Senior Vice-President, Corporate Development of the Corporation from 2000 to 2003; Vice-President, Marketing of the Corporation from 1993 to February 2000.	11 years
Jason W. Cohenour Senior Vice-President, Worldwide Sales Semiahmoo, Washington	Senior Vice-President, Distribution of the Corporation from 2000 to 2003; Vice-President, Sales of the Corporation from 1996 to February 2000.	8 years
James B. Kirkpatrick Senior Vice-President, Engineering Carlsbad, California
	President and Chief Executive Officer of AirPrime, Inc. from July 2002 to August 2003; Senior Vice-President, Engineering of AirPrime, Inc. from September 2000 to March 2003; Vice-President of Wireless Technologies of DENSO International America, Inc. from June 2000 to October 2000; various positions at DENSO International America, Inc. from 1997 to June 2000, including Senior Hardware Director, Hardware Director and Senior Hardware Manager.	1 year(3)

Name, Position and Municipality of Residence	Principal Occupation in the Preceding Five Years(1)	Length of Service

Bill G. Dodson Vice-President, Manufacturing and Supply West Vancouver, British Columbia	Vice-President, Global Operations of Gateway Computers from 2000 to 2002; Director of Operations of Toshiba America Information Systems from 1989 to 2000.	2 years

Notes:

(1)
The information as to "principal occupation" has been furnished by the respective senior officers.

(2)
Mr. David G. McLennan joined the Corporation in March 2004, on the retirement of Mr. Peter Roberts as Chief Financial Officer.

(3)
Mr. James B. Kirkpatrick joined the Corporation in August 2003, following the acquisition of AirPrime, Inc. by the Corporation.

Board Committees

Audit Committee

        The Audit Committee is composed of Mr. Paul G. Cataford, Mr. Nadir Mohamed and Ms. S. Jane Rowe (Chair), all of whom are outside and unrelated directors. The Board has determined that Mr. Nadir Mohamed meets the U.S. Securities and Exchange Commission criteria of an "audit committee financial expert". Mr. Mohamed is a Chartered Accountant with extensive experience which includes serving as the President and Chief Executive Officer of Rogers Wireless Communications Inc. The Audit Committee's responsibilities include the review and approval of the financial statements of the Corporation, the review of the overall scope and results of the audit and overseeing internal financial controls of the Corporation. The Audit Committee approves, in advance, all auditing and non-audit services and fees to be provided by the independent auditors. The Audit Committee meets with the Corporation's auditors without the presence of Management and discusses with the auditors all aspects of the Corporation's accounting policies and practices.

Human Resources Committee

        The Human Resources Committee (formerly known as the Compensation Committee) is composed of Mr. Gregory D. Aasen and Mr. Charles E. Levine (Chair), both of whom are outside and independent directors. In 2003, the Board of Directors approved a written charter for the Human Resources Committee which provides, among other things, that the Human Resources Committee shall develop compensation policies to support the Corporation's growth and success, review and recommend annually to the Board of Directors compensation levels of all directors and officers, including the Chief Executive Officer, and review and recommend annually to the Board of Directors performance objectives and goals for the Chief Executive Officer.

Governance and Nominating Committee

        The Governance and Nominating Committee is composed of Mr. Paul G. Cataford and Mr. Peter Ciceri (Lead Independent Director), both of whom are outside and unrelated directors. In 2003, the Board of Directors approved a written charter for the Governance and Nominating Committee which provides, among other things, that the Committee shall ensure proper corporate governance in accordance with applicable guidelines and requirements. In addition, the Governance and Nominating Committee proposes nominees to the Board of Directors.

Code of Conduct

        We have adopted a Code of Conduct that formalizes and codifies existing policies and guidelines. The Code of Conduct applies to all of our directors, officers and employees and is reviewed and approved by our Board of Directors annually. The Code of Conduct sets out our guiding principles and provides that we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates our disclosure policy for communicating material information with the investment community and our shareholders, and sets out our policies on conflicts of interest and insider trading or tipping, among other things.

Auditor Independence

        Sierra Wireless's Audit Committee is satisfied with the independence of our auditor and that our independent auditor is free from conflicts of interest that could impair its objectivity in conducting the audit of Sierra Wireless. The Audit Committee is required to approve all non-audit related services performed by our independent auditor, and our auditor is not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act.

Fees

        In the 2003 and 2002 fiscal years, the fees paid to the auditor were as follows:

	2003	2002
Audit Fees	$175,000	$169,000
Audit-Related Fees	287,000	47,000
Tax Fees	222,000	199,000
All Other Fees	nil	nil

Audit-Related Fees

        Audit-related fees for 2003 include fees related to our secondary public offering of 4,600,000 common shares completed in November 2003, our acquisition of AirPrime completed in August 2003 and review of our quarterly financial statements. Audit-related fees in 2002 related primarily to fees for review of our quarterly financial statements.

ADDITIONAL INFORMATION

Documents Provided Upon Request

        Sierra Wireless will provide to any person or company, upon request to the Secretary of the Company:

  (a)
  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

    (i)
    one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    (ii)
    one copy of the comparative financial statements of the Company prepared in accordance with U.S. GAAP for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company prepared in accordance with U.S. GAAP that have been filed, if any, for any period after the end of its most recently completed financial year;

    (iii)
    one copy of the comparative financial statements of the Company prepared in accordance with Canadian GAAP for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company prepared in accordance with Canadian GAAP that have been filed, if any, for any period after the end of its most recently completed financial year;

    (iv)
    one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors;

    (v)
    one copy of the Code of Conduct of the Company, which is posted on our website at www.sierrawireless.com; and

    (vi)
    one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a)(i), (ii), (iii), (iv) or (v) above; or

  (b)
  at any other time, one copy of any other documents referred to in (a)(i), (ii), (iii), (iv) and (v) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

        Additional information including directors' and officers' remuneration and indebtedness, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in Sierra Wireless's Information Circular dated March 24, 2004. Additional financial information is provided in Sierra Wireless's comparative financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request to the Secretary of the Company.

Documents Incorporated by Reference

        The following documents of Sierra Wireless or excerpts therefrom, filed with various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated herein by reference and form an integral part of this Annual Information Form:

  (a)
  the audited consolidated comparative financial statements of the Company prepared in accordance with U.S. GAAP and the notes thereto as at and for the financial years ended December 31, 2003, 2002 and 2001 together with the auditors' report thereon set forth in the Company's 2003 Annual Report;

  (b)
  the Management Discussion and Analysis of the Company for the financial year ended December 31, 2003 excerpted from the Company's 2003 Annual Report;

  (c)
  the audited consolidated comparative financial statements of the Company prepared in accordance with Canadian GAAP and the notes thereto as at and for the financial years ended December 31, 2003, 2002 and 2001 together with the auditors' report thereon set forth in the Company's 2003 Canadian GAAP Annual Report; and

  (d)
  the Management Discussion and Analysis of the Company for the financial year ended December 31, 2003 excerpted from the Company's 2003 Canadian GAAP Annual Report.

CERTIFICATION

I, David B. Sutcliffe, certify that:

1.
I have reviewed this annual report on Form 40-F of Sierra Wireless, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.
The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 14, 2004

/s/ DAVID B. SUTCLIFFE David B. Sutcliffe Chairman and Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Sierra Wireless, Inc. (the "Company") on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, David B. Sutcliffe, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 14, 2004

/s/ DAVID B. SUTCLIFFE David B. Sutcliffe Chairman and Chief Executive Officer

CERTIFICATION

I, David G. McLennan, certify that:

1.
I have reviewed this annual report on Form 40-F of Sierra Wireless, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.
The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 14, 2004

/s/ DAVID G. MCLENNAN David G. McLennan Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Sierra Wireless, Inc. (the "Company") on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, David G. McLennan, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 14, 2004

/s/ DAVID G. MCLENNAN David G. McLennan Chief Financial Officer

APPENDIX B

AUDITED ANNUAL FINANCIAL STATEMENTS

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

Consent of Independent Accountants

The Board of Directors
Sierra Wireless, Inc.

We consent to the use of our reports, both dated January 21, 2004, included in this Annual Report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
January 21, 2004

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

        The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ DAVID B. SUTCLIFFE	/s/ PETER W. ROBERTS
David B. Sutcliffe Chairman and Chief Executive Officer January 21, 2004	Peter W. Roberts Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with accounting principles generally accepted in the United States of America.

        On January 21, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants Vancouver, Canada January 21, 2004

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)
(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Years ended December 31,
	2001	2002	2003
Revenue	$62,348	$77,259	$101,709
Cost of goods sold	47,035	69,261	60,551

Gross margin	15,313	7,998	41,158

Expenses:
Sales and marketing	12,726	11,564	11,585
Research and development, net (note 15)	16,902	14,896	15,994
Administration	10,647	4,785	6,597
Restructuring and other charges (note 4)	—	12,869	1,220
Integration costs (note 5)	—	—	1,947
Amortization	2,084	2,331	2,327

	42,359	46,445	39,670

Earnings (loss) from operations	(27,046)	(38,447)	1,488
Other income	2,504	247	965

Earnings (loss) before income taxes	(24,542)	(38,200)	2,453
Income tax expense (recovery) (note 14)	(273)	3,463	198

Net earnings (loss)	$(24,269)	$(41,663)	$2,255

Earnings (loss) per share (note 16):
Basic	$(1.50)	$(2.56)	$0.12
Diluted	$(1.50)	$(2.56)	$0.12

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$34,841	$70,358
Short-term investments (note 6)	—	14,760
Accounts receivable, net of allowance for doubtful accounts of $2,230 (2002 — $3,068)	13,865	21,566
Inventories (note 7)	6,673	1,511
Prepaid expenses	864	2,223

	56,243	110,418
Long-term investments (note 6)	—	24,639
Fixed assets (note 8)	7,198	5,985
Intangible assets (note 9)	6,907	14,620
Goodwill (note 9)	—	19,706
Deferred income taxes (note 14)	500	500
Other	241	—

	$71,089	$175,868

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$3,017	$5,966
Accrued liabilities	12,431	22,221
Deferred revenue and credits	297	399
Current portion of long-term liabilities (note 10)	2,803	1,328
Current portion of obligations under capital lease (note 11)	831	141

	19,379	30,055
Long-term liabilities (note 10)	2,896	2,266
Obligations under capital lease (note 11)	60	—
Shareholders' equity:
Share capital (note 12)
Authorized
Unlimited number of common and preference shares with no par value
Common shares, 24,822,071 (2002 — 16,345,396) issued and outstanding	123,047	214,047
Warrants	—	1,538
Deficit	(73,564)	(71,309)
Accumulated other comprehensive income
Cumulative translation adjustments	(729)	(729)

	48,754	143,547

	$71,089	$175,868

Commitments and contingencies (note 17)
See accompanying notes to consolidated financial statements.

/s/ DAVID B. SUTCLIFFE	/s/ S. JANE ROWE
David B. Sutcliffe Director	S. Jane Rowe Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except number of shares)
(Prepared in accordance with United States GAAP)

	Common Shares		Warrants
						Accumulated Other Comprehensive Income (Loss)
	Number	Amount	Number	Amount	Deficit		Total
Balance December 31, 2000	16,009,575	$122,174	—	$—	$(7,632)	$(729)	$113,813
Net and comprehensive loss	—	—	—	—	(24,269)	—	(24,269)
Stock option exercises	176,195	499	—	—	—	—	499

Balance December 31, 2001	16,185,770	122,673	—	—	(31,901)	(729)	90,043
Net and comprehensive loss	—	—	—	—	(41,663)	—	(41,663)
Stock option exercises	159,626	374	—	—	—	—	374

Balance December 31, 2002	16,345,396	123,047	—	—	(73,564)	(729)	48,754
Net and comprehensive earnings	—	—	—	—	2,255	—	2,255
Issued for acquisitions (note 3)	3,708,521	22,377	—	—	—	—	22,377
Issued for cash (note 12)	4,442,222	72,186	—	—	—	—	72,186
Share issue costs	—	(4,761)	—	—	—	—	(4,761)
Stock option exercises	325,932	1,198	—	—	—	—	1,198
Warrants issued	—	—	138,696	1,538	—	—	1,538

Balance December 31, 2003	24,822,071	$214,047	138,696	$1,538	$(71,309)	$(729)	$143,547

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	Years ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net earnings (loss)	$(24,269)	$(41,663)	$2,255
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	6,661	6,788	5,669
Non-cash restructuring and other charges	—	28,593	895
Loss on disposal	—	597	2
Deferred income taxes	(15)	3,754	—
Accrued warrants	671	481	386
Changes in operating assets and liabilities
Accounts receivable	12,084	(3,361)	(5,360)
Inventories	(13,031)	2,517	5,878
Prepaid expenses	59	159	(1,087)
Accounts payable	(6,945)	(1,339)	225
Accrued liabilities	3,420	(463)	5,296
Deferred revenue and credits	300	(753)	101

Net cash provided by (used in) operating activities	(21,065)	(4,690)	14,260
Cash flows from investing activities:
Business acquisitions (note 3)	—	—	33
Proceeds on disposal	—	338	4
Purchase of fixed assets	(10,523)	(2,219)	(1,972)
Increase in intangible assets	(3,328)	(1,431)	(4,077)
Increase in other assets	(143)	—	—
Purchase of long-term investments	—	—	(24,639)
Purchase of short-term investments	(69,411)	(14,662)	(25,103)
Proceeds on maturity of short-term investments	109,676	46,541	10,492

Net cash provided by (used in) investing activities	26,271	28,567	(45,262)
Cash flows from financing activities:
Issue of common shares, net of share issue costs	499	374	68,623
Increase in long-term liabilities	255	—	—
Repayment of long-term liabilities	(766)	(1,495)	(2,104)

Net cash provided by (used in) financing activities	(12)	(1,121)	66,519

Net increase in cash and cash equivalents	5,194	22,756	35,517
Cash and cash equivalents, beginning of year	6,891	12,085	34,841

Cash and cash equivalents, end of year	$12,085	$34,841	$70,358

See supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2002 and 2003
(Expressed in thousands of United States dollars, except per share amounts and number of shares)
(Prepared in accordance with United States GAAP)

1.     Nature of Operations

  We were incorporated under the Canada Business Corporations Act on May 31, 1993. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems or mobile phones.

2.     Significant accounting policies

  Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

  (a)    Principles of consolidation

  Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

  (b)    Use of estimates

  In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

  (c)    Cash equivalents

  Cash equivalents include short-term deposits, which are all highly liquid marketable securities having a term to maturity of three months or less when acquired. We value our short-term deposits at cost.

  (d)    Short-term investments

  Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders' equity. There were no significant unrealized holding gains or losses on available-for-sale securities during the three-year period ending December 31, 2003.

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

  (g)    Long-term investments

  Long-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders' equity. There were no significant unrealized holding gains or losses on available-for-sale securities at December 31, 2003.

  (h)    Fixed assets

  We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Software	3-5 years
Office equipment	5 years

  We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

  (i)    Intangible assets

  Patents and trademarks

  Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

  License fees

  Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

  Intellectual property, customer relationships and databases

  Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years. Each of these intangible assets is subject to an impairment test as described in note 1(k).

  (j)    Goodwill

  Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

  Goodwill has an indefinite life, is not amortized and is subject to a two-step impairment test at least annually. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

  (k)    Impairment of long-lived assets

  We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

  (l)    Income taxes

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

  (m)    Stock-based compensation

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

	Years ended December 31,
	2001	2002	2003
Net earnings (loss):
As reported	$(24,269)	$(41,663)	$2,255
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(10,426)	(7,817)	(14,775)

Pro forma	$(34,695)	$(49,480)	$(12,520)

Basic and diluted earnings (loss) per share:
As reported	$(1.50)	$(2.56)	$0.12
Pro-forma	(2.15)	(3.03)	(0.68)

  We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

  As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value of $5,956 related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

  We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2001	2002	2003
Expected dividend yield	0	0	0
Expected stock price volatility	107%	107%	102%
Risk-free interest rate	4.88%	4.48%	3.83%
Expected life of options	4 years	4 years	4 years

  The fair value of stock options granted during the year was $7.56 (2002 — $4.58, 2001 — $15.04).

  (n)    Revenue recognition

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

  Funding from research and development agreements, other than government funding arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

  Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

  (o)    Warranty costs

  We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

  (p)    Market development costs

  We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)".

  (q)    Share issue costs

  We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

  (r)    Earnings (loss) per common share

  We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

  (s)    Comprehensive income

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

  (t)    Investment tax credits

  Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

  (u)    Comparative figures

  We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

  (v)    Recent accounting pronouncements

  In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted FAS No. 150, which had no effect on our consolidated financial statements.

  In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We have adopted FAS No. 149, which had no effect on our consolidated financial statements.

  In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

  In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for revenue arrangements entered into on or after July 1, 2003. We have adopted EITF Issue 00-21, which had no effect on our consolidated financial statements.

  In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. We have adopted FIN 45, which had no effect on our consolidated financial statements.

3.     Acquisition of AirPrime, Inc.

  On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

  The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448. The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

  The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,716
Property and equipment	1,352
Intangible assets	5,270
Goodwill	19,706

Total assets acquired	31,044
Current liabilities	7,219

Net assets acquired	$23,825

  The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	5	$3,780
Customer relationships	5	940
Licenses	5	400
Databases	5	150

Total purchased intangible assets		$5,270

  If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

	2002	2003
Revenue	$96,282	$118,514
Net loss	(58,775)	(1,166)
Loss per share	$(2.94)	$(0.06)

4.     Restructuring and other charges

  In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Fixed and intangible asset writedowns	$605
Workforce reductions	325
Facilities restructuring	290

Total restructuring and other charges	$1,220

  The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which are no longer required. These assets were written down to nil. Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of December 31, 2003, there were no remaining restructuring amounts to be paid out related to workforce reductions. We also recorded an additional facilities restructuring charge of $290 as we have made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

  In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period. These eight employees have completed their integration activities and have been terminated as of December 31, 2003 (see note 5).

  In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

  The following table summarizes the provision for the 2002 business restructuring program and the balance of the provision at December 31, 2003 and December 31, 2002.

	Facilities Restructuring	Workforce Reduction	Other	Total
Balance at December 31, 2002	$4,547	$54	$164	$4,765
Additional charges	290	—	—	290
Cash payments	(1,243)	(54)	(87)	(1,384)

Balance at December 31, 2003	$3,594	$—	$77	$3,671

5.     Integration costs

  In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period. All of these employees have completed their integration activities and have been terminated as of December 31, 2003.

6.     Investments

  Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2002	2003	2002	2003
Government treasury bills	$—	$11,827	$—	$—
Bankers acceptances	—	1,937	—	—
Commercial paper	—	996	—	—
Government bonds	—	—	—	24,639

	$—	$14,760	$—	$24,639

  Our short-term investments of $14,760 all have contractual maturities of less than one year. Our long-term investments of $24,639 all have contractual maturities of one to five years.

7.     Inventories

	2002	2003
Electronic components	$1,430	$782
Finished goods	5,243	729

	$6,673	$1,511

8.     Fixed assets

		2003
	Cost	Accumulated Amortization and Writedown	Net Book Value
Furniture and fixtures	$2,478	$1,361	$1,117
Research and development equipment	9,047	7,622	1,425
Tooling	7,280	6,024	1,256
Software	5,450	3,452	1,998
Leasehold improvements	1,742	1,624	118
Office equipment	340	269	71

	$26,337	$20,352	$5,985

		2002
	Cost	Accumulated Amortization and Writedown	Net Book Value
Furniture and fixtures	$2,262	$995	$1,267
Research and development equipment	7,791	5,672	2,119
Tooling	6,453	4,952	1,501
Software	4,406	2,694	1,712
Leasehold improvements	1,738	1,257	481
Office equipment	337	219	118

	$22,987	$15,789	$7,198

  As at December 31, 2003, assets under a capital lease with a cost of $484 (2002 — $1,764) and accumulated amortization of $310 (2002 — $781) are included in fixed assets.

9.     Goodwill and intangible assets

  Goodwill was acquired in 2003 as a result of the acquisition of AirPrime (note 3). An annual impairment test has been performed which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

  The components of intangible assets at December 31, 2003 and 2002 are as follows:

		2003
	Cost	Accumulated Amortization and Writedown	Net Book Value
Patents and trademarks	$2,604	$241	$2,363
License fees	15,156	7,404	7,752
Intellectual property	4,214	718	3,496
Customer relationships	940	70	870
Databases	150	11	139

	$23,064	$8,444	$14,620

		2002
	Cost	Accumulated Amortization and Writedown	Net Book Value
Patents and trademarks	$1,569	$137	$1,432
License fees	11,744	6,269	5,475
Intellectual property	434	434	—

	$13,747	$6,840	$6,907

  The estimated aggregate amortization expense for each of the next five years is expected to be $2,924 per year.

10.   Long-term liabilities

	2002	2003
Facilities (note 4)	$4,547	$3,594
TPC warrants (note 17(b))	1,152	—

	5,699	3,594
Less current portion	2,803	1,328

	$2,896	$2,266

11.   Obligations under capital lease

  We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2004. As at December 31, 2003 our future minimum lease payments under capital leases were as follows:

	Cdn.$	U.S.$
2004	$190	$147
Less amount representing interest at approximately 10.8%	8	6

	$182	$141

  Interest expense on capital lease obligations for the year ended December 31, 2003 is $63 (2002 — $149).

12.   Share capital

  Public offering

  On November 14, 2003, we completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share. Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury, and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.

  Acquisition of AirPrime, Inc.

  On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime. The value of the shares was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

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

  Stock option activity since December 31, 2000 is presented below:

		Weighted Average Exercise Price
	Number of Shares
		Cdn.$	U.S.$
Outstanding, December 31, 2000	2,121,134	39.10	26.07
Granted	594,628	32.37	20.27
Exercised	(175,571)	4.30	2.69
Forfeited	(96,742)	48.99	30.68

Outstanding, December 31, 2001	2,443,449	39.57	24.78
Granted	732,250	9.79	6.20
Exercised	(159,626)	3.73	2.36
Forfeited	(465,509)	50.22	31.78

Outstanding, December 31, 2002	2,550,564	19.83	12.55
Granted	609,300	14.79	11.46
Exercised	(325,932)	4.90	3.80
Forfeited	(1,107,572)	54.86	42.53

Outstanding, December 31, 2003	1,726,360	11.58	8.98

December 31,	Exercisable, end of year
2001	1,035,002
2002	1,378,101
2003	714,345

  The following table summarizes the stock options outstanding at December 31, 2003:

	Options Outstanding
					Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number of Shares		Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$
$0.70 — $1.16 (Cdn.$0.90 — Cdn.$1.50)	55,288	3.6	$1.14	$0.88	55,288	$1.14	$0.88
$1.17 — $2.71 (Cdn.$1.51 — Cdn.$3.50)	476,473	3.7	3.35	2.59	193,782	3.28	2.54
$2.72 — $9.30 (Cdn.$3.51 — Cdn.$12.00)	306,209	4.6	9.61	7.45	13,636	5.17	4.00
$9.31 — $15.50 (Cdn.$12.01 — Cdn.$20.00)	371,691	1.3	15.09	11.70	296,448	15.14	11.73
$15.51 — $23.26 (Cdn.$20.01 — Cdn.$30.00)	440,640	4.2	21.30	16.51	86,719	22.96	17.80
$23.27 — $136.47 (Cdn.$30.01 — Cdn.$176.05)	76,059	1.4	81.53	63.20	68,472	81.76	63.38

	1,726,360	3.4	11.58	7.25	714,345	17.98	13.94

  The options outstanding at December 31, 2003 expire between March 29, 2004 and December 31, 2008.

  Warrants

  There are outstanding warrants to purchase 138,696 of our common shares at Cdn $20.49 per share. The warrants are exercisable for a term of five years from December 30, 2003. The warrants were issued under our agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program (note 17(b)).

13.   Financial Instruments

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

  Concentrations of business risk

  We maintain substantially all of our cash and cash equivalents, short-term investments and long-term investments with major financial institutions or government instruments. Corporate paper is uninsured. Deposits we hold with banks may exceed the amount of insurance provided on such deposits.

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

  Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

  Line of credit

  During 2002, we expanded our operating line of credit from $949 (Cdn.$1,500) to $10,000, which bears interest at prime plus 1.25% per annum. This line of credit is secured by a general security agreement providing a first charge against all assets. The balance at December 31, 2003 was nil (2002 — nil).

14.   Income taxes

  The composition of our deferred tax assets at December 31 is as follows:

	2002	2003
Deferred tax assets
Fixed assets	$(1,837)	$(350)
Loss carryforwards	3,002	11,995
Scientific research and development expenses	7,521	10,538
Share issue costs	897	1,812
Reserves and other	5,218	3,708

Total gross deferred tax assets	14,801	27,703
Less valuation allowance	14,301	27,203

Net deferred tax assets	$500	$500

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

  At December 31, 2003, we had net operating losses of $6,968 for Canadian income tax purposes which expire in 2009, and may be used to offset future taxable income in Canada. We also have approximately $24,613 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely, and investment tax credits of approximately $13,945 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2004 until 2013.

  In addition, at December 31, 2003, net operating loss carryforwards for our foreign subsidiaries were $26,396 for United States income tax purposes and $1,796 for U.K. income tax purposes. These carryforwards expire in various amounts through 2019. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

  Effective tax rate

  Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2001	2002	2003
Combined Canadian federal and provincial income taxes at expected rate of 37.6% (2002 — 39.6%, 2001 — 44.6%)	$(10,946)	$(15,127)	$923
Permanent and other differences	1,076	1,381	(9)
Unrecognized tax assets	2,267	8,826	(635)
Change in enacted tax rates	712	—	—
Loss subject to tax at rates lower than statutory rate	6,618	4,629	(81)
Writedown of deferred tax asset	—	3,754	—

	$(273)	$3,463	$198

  Our provisions for income taxes consist of the following:

	2001	2002	2003
Current
Canadian	$95	$94	$198
Foreign	(353)	(385)	—

Total current	(258)	(291)	198
Deferred
Canadian	(15)	3,754	—
Foreign	—	—	—

Total deferred	(15)	3,754	—

Income tax expense (recovery)	$(273)	$3,463	$198

15.   Research and development

	2001	2002	2003
Research and development	$19,429	$16,795	$16,471
Less government research and development funding and investment tax credits	2,527	1,899	477

	$16,902	$14,896	$15,994

16.   Earnings (loss) per share

  The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

	2001	2002	2003
Weighted-average shares used in computation of basic earnings (loss) per share	16,129	16,304	18,442
Weighted-average shares from assumed conversion of dilutive options	—	—	547

Weighted-average shares used in computation of diluted earnings (loss) per share	16,129	16,304	18,989

17.   Commitments and contingencies

  (a)    Operating leases

    We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2003 as follows:

	Cdn.$	U.S.$
2004	$3,711	$2,877
2005	3,291	2,551
2006	3,340	2,589
2007	3,431	2,660
2008	3,449	2,674
Thereafter	6,739	5,224

	$23,961	$18,575

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

    (ii)
    Under certain research and development funding agreements, we are contingently liable to repay up to $3,242. Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

    (iii)
    Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the year, we claimed $477 (2002 — $1,899) that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model. The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.

    (iv)
    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

Balance, January 1, 2002	$1,251
Provisions	819
Expenditures	(907)

Balance, December 31, 2002	1,163
Provisions	1,939
Increase due to acquisition (note 3)	418
Expenditures	(1,179)

Balance, December 31, 2003	$2,341

  (c)    Other commitments

    We have entered into purchase commitments totaling $28,287 with certain contract manufacturers under which we commit to buy a minimum amount of designated products between January 2004 and August 2004. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

  (d)    Legal proceedings

    (i)
    In July 2001, we learned that Metricom, Inc. ("Metricom"), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. Metricom objected to that claim asserting that all but $2,254 should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims. We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 — $1,808).

    (ii)
    In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

    (iii)
    We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18.   Supplementary information

	2001	2002	2003
(a) Cash flow information:
Cash received
Interest	$2,782	$912	$500
Income taxes	—	905	24
Cash paid for
Interest	48	323	62
Income taxes	958	57	62
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	1,759	328	113
Issuance of common shares on acquisition (note 3)	—	—	22,377
(b) Allowance for doubtful accounts:
Opening balance	$1,320	$5,169	$3,068
Acquisitions	—	—	62
Bad debt expense	4,040	623	375
Write offs and settlements	(191)	(2,724)	(1,275)

Closing balance	$5,169	$3,068	$2,230

(c) Other:
Rent expense	$1,334	$1,599	$1,603
Foreign exchange loss (gain)	(187)	(77)	439

19.   Segmented information

  We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

  Revenues by product were as follows:

	2001	2002	2003
MP modems	$8,039	$7,781	$6,183
AirCard modems	38,627	44,616	71,060
OEM modems	9,319	19,025	20,961
Other	3,718	2,113	2,845
Research and development funding	2,645	3,724	660

	$62,348	$77,259	$101,709

  65% (2002 — 85%) of our fixed assets are in Canada. Product sales in North America were 73% (2002 — 87%; 2001 — 97%).

  We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant channels are as follows:

	2001	2002	2003
Reseller A	less than 10%	$17,808	$18,044
Reseller B	less than 10%	$15,605	less than 10%
Reseller C	$8,228	less than 10%	less than 10%
Reseller D	$6,098	less than 10%	less than 10%

QuickLinks

INCORPORATION BY REFERENCE
UNDERTAKING
SIGNATURES
APPENDIX A ANNUAL INFORMATION FORM
TABLE OF CONTENTS
CERTIFICATION
CERTIFICATION PURSUANT TO 18 U.S.C. §1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION
CERTIFICATION PURSUANT TO 18 U.S.C. §1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
APPENDIX B AUDITED ANNUAL FINANCIAL STATEMENTS
Consent of Independent Accountants
AUDITORS' REPORT TO THE SHAREHOLDERS
SIERRA WIRELESS, INC. Consolidated Statements of Operations (Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States generally accepted accounting principles (GAAP))
SIERRA WIRELESS, INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars) (Prepared in accordance with United States GAAP)
SIERRA WIRELESS, INC. Consolidated Statements of Shareholders' Equity (Expressed in thousands of United States dollars, except number of shares) (Prepared in accordance with United States GAAP)
SIERRA WIRELESS, INC. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) (Prepared in accordance with United States GAAP)
SIERRA WIRELESS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars, except per share amounts and number of shares) (Prepared in accordance with United States GAAP)