Form 40-F
period 2004-12-31
SIERRA WIRELESS INC
filed 2005-03-24
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

☒  Annual  Information Form    ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of the close of the period covered by the annual report:

25,357,231 Common Shares without par value as at December 31, 2004

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, If “yes”, is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes     82 -           ☒ No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒      No  ☐

INCORPORATION BY REFERENCE

The Registrant’s Annual Information Form and the Registrant’s financial statements for the year ended December 31, 2004 are attached hereto as Appendix A and Appendix B, respectively, and are incorporated by reference herein.

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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA WIRELESS, INC.
(Registrant)

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

Date: March 24, 2005

Annual Information Form
March 24, 2005

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

General
Three Year History
Industry Background and Future Trends

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution
Our Products
Product Development
Distribution
Marketing
Manufacturing
Employees
Competition
Intellectual Property
Governmental Regulation
Additional Information Concerning Our Business

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

MARKET FOR SECURITIES

DIRECTORS AND OFFICERS

CODE OF BUSINESS CONDUCT AND ETHICS

AUDIT COMMITTEE

DISCLOSURE CONTROLS AND PROCEDURES

LEGAL PROCEEDINGS

REGISTRAR AND TRANSFER AGENT

MATERIAL CONTRACTS

EXPERTS

ADDITIONAL INFORMATION

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, or incorporated by reference herein, that are not based on historical facts are “forward-looking statements” and are prospective.  These statements appear in a number of different places in this Annual Information Form and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Many of these factors are beyond the control of the Company.  Consequently, all forward-looking statements made in this Annual Information Form, or the documents incorporated by reference herein, are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

CORPORATE STRUCTURE

Unless the context otherwise indicates, references to “we”, “our”, “us”, “the Company” or “Sierra Wireless” in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.

Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993.  The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer.  The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing common shares in the capital of the Company to new common shares in the capital of the Company (the “Common Shares”); (ii) change the rights attached to all preference shares in the capital of the Company (the “Preference Shares”) and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares.

The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization.  All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization

Sierra Wireless America, Inc.	Delaware, U.S.A.

Sierra Wireless (UK) Limited	United Kingdom

Sierra Wireless (Asia-Pacific) Limited	Hong Kong

GENERAL DEVELOPMENT OF THE BUSINESS

General

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted connectivity solutions and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

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

We sell our products worldwide, with emphasis on the North American, European and Asia-Pacific regions.

Following our considerable revenue and earnings growth in 2004, we expect a significant reduction in our business early in 2005.  During the first quarter, we expect that our business will be negatively affected by:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA module shipments to palmOne for their Treo 600 Smartphone by the end of 2004;

•                  Channel inventory at some of our channel partners that is already sufficient to meet near term customer demand; and

•                  The near term impact of increased competition in EVDO and EDGE PC cards, including an expected loss of near term market share at Verizon Wireless.

During 2005, we expect to increase our research and development efforts to ensure that we are well-positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks.  See “Our Products” for discussion of specific product development initiatives.

Three Year History

Fiscal 2004

•                  We began commercial shipments of six new products – the Voq professional phone, the Sierra Wireless AirCard 580 for CDMA 1X EVDO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X, the MP775 for EDGE networks and the AirCard 775 For EDGE networks.

•                  We announced distribution agreements for our CDMA embedded modules with Premier Wireless Solutions and for our CDMA PC cards with Tirumala Seven Hills Pvt Ltd in India and Beijing Putian Taili Telecom in China.  We also announced supply agreements with Audiovox Communications Corporation for additional supply of our PC5220 1X EVDO PC card and with Symbol Technologies and Verifone for our EM3420 CDMA 1X embedded modules.

•                  We announced the availability of the PC3300 and the MP 555 GPS rugged wireless modem on the Sprint Nationwide PCS Network.

•                  We announced the availability of the Sierra Wireless AirCard 775 and the MP 775 GPS rugged wireless modem on the Cingular Wireless EDGE network.  We also announced the availability of the Sierra Wireless AirCard 750 for customers in the United Kingdom and in India.

•                  We signed a distribution agreement with Onda Communication Spa for our EDGE/GPRS N775 PC card.

•                  We announced the commercial availability of the Voq professional phone in the Netherlands, Belgium, Luxembourg, Turkey, Austria, Germany, Switzerland, the Nordics, the United Kingdom, Italy, France and Spain.

•                  In North America, the Voq professional phone is available from Brightpoint, Cellstar, members of Intel’s Product Dealer Program, Insight, MobilePlanet, RCS Computer Experience and USA.NET.

Fiscal 2003

•                  On August 12, 2003, we announced the completion of our acquisition of AirPrime, Inc. (“AirPrime”), a privately-held supplier of high-speed wireless data communications products. Under the terms of the acquisition, we issued 3,708,521 of our common shares to the shareholders of AirPrime.  The acquisition provided us with additional knowledge and expertise in CDMA technology as well as a staff of over 70 research and development, engineering, product marketing, manufacturing and technical sales professionals and enabled us to offer a broader product line of wireless data communications products to a wider range of customers and also strengthens our engineering team to develop new products.

•                  In October 2003, we announced plans to introduce our Voq line of professional wireless cellular phones and value-added software to deliver a converged mobile telephony and e-mail solution, commonly referred to as a Smartphone, targeted at business users.  Our new Voq phones are based on Microsoft Windows Mobile™ software for Smartphones and feature both a familiar cellular phone keypad and a unique flip-open QWERTY thumbpad.  The first Voq-branded phone was made commercially available in the second quarter of 2004 in certain countries.

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

•                  We began commercial volume shipments of five new products – the Sierra Wireless AirCard 710 and AirCard 750 for use on GSM/GPRS networks and the AirCard 550, the AirCard 555 and the SB555 embedded module for use on the CDMA2000 1X networks.

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

Industry Background and Future Trends

Wireless Data Growth

The wireless communications industry provides fixed and mobile voice and data communications.  According to the Cellular Telecommunications Industry Association, the wireless data market continues to experience rapid growth. Research firm Gartner forecasts that by 2007, mobile data connections in North America will reach 143 million connections, from 64 million in 2004. Other regions are experiencing rapid data growth as well. For example in Western Europe, mobile data connections are expected to reach 182 million in 2007, from 84 million in 2004. Newer generation technologies such as Enhanced Data over GPRS Evolution (EDGE), CDMA 1x EV-DO, Universal Mobile Telecommunications System (UMTS), and upcoming UMTS with High Speed Downlink Packet Access (HSDPA) upgrades, are expected to support much of this growth.

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

Portable Computing. Mobile PCs are now mainstream. Many business professionals utilize laptops as their primary computing device giving them the mobility required to work anywhere.  Smaller handheld computers or PDAs continue to be popular, as are newer mobile phones that offer more advanced capabilities, such as access to personal information, Internet and e-mail.  These include devices based on the Palm and Microsoft Windows platforms.  Mobile PCs and Mobile Phones continue to be the leading devices that are accessing wireless data. The worldwide Smartphone market is forecast to experience significant growth over the next few years.  The research firm ARCChart forecasts worldwide shipments of Smartphones to experience 90% compounded annual growth and to reach 272 million units by 2008.

The Internet.  The Internet has become an indispensable tool for many business professionals, and the volume of Internet traffic has grown rapidly as new applications and e-commerce have become widely adopted.  Wireline telecommunications carriers continue to make significant investments in Internet protocol-based networks to handle the expected growth in the volume of data traffic.

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

Existing and Emerging Cellular and PCS Technology Standards

Data communications over cellular networks are currently being transmitted with various digital technologies, such as CDMA 2000 1X, CDMA2000 1X EVDO, Global System for Mobile (GSM), Generalized Packet Radio Service (GPRS), EDGE and UMTS.

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

Leading GSM carriers in North America, Europe and Asia also began shifting from first generation technology to 2G GPRS in 2001. Like 2G CDMA, GPRS improves the capacity and quality of data communications and supports a broader range of applications including voice, wireless Internet and multimedia. GPRS offers data speed capabilities ranging from 20 to 40 kbps with a top nominal speed of 56kbps.

Third generation, or 3G, systems, have been developed and launched, to replace and/or complement second generation and 2.5G digital cellular systems. In 2003, AT&T Wireless and Cingular began rolling out their EDGE networks in the U.S. EDGE offers significant increases in data rates ranging from 100 to 130 kbps, with burst speeds up to 200 kbps. In addition, a further 49 networks in 35 countries currently offer EDGE services with many more planned deployments. In 2004, UMTS rollouts, especially in Europe, have allowed GSM operators to offer average data speeds of 220-320 kbps to their customers. The first networks are expected to upgrade their UMTS networks to High Speed Downlink Packet Access (HSDPA), which increases speeds to 500-800 kbps, at the end of 2005.  In 2004, deployments or expansions of EV-DO service, the next generation (3G) CDMA technology were underway with Verizon Wireless and other carriers. Sprint also announced that it would start rolling out the same technology in 2005. EV-DO supports wireless data speeds, typically ranging from 300 to 500 kbps, an experience similar to wired broadband connections.

We expect that future deployment of commercial service will further increase this awareness and expand the market for wireless data products and services.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for wireless applications of OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice communications networks using notebook computers, PDAs, vehicle-based systems or mobile phones.

Our Products

Our current product line of wireless solutions includes wide area wireless PC cards, embedded modules that are built into OEMs’ computers and other devices, vehicle-mounted modems and enabling software.  In addition, we have a number of new products under development.

Sierra Wireless PC Cards and Embedded Modules

The following table outlines our current product offerings for wireless wide area network PC cards and embedded modules:

Product Type	Product Class	Description	Products	Compatible Network/Territory

AirCard 700 Series

Wide-area wireless network interface cards, or NICs, providing local area network, or LAN-like connectivity for computer users on the GSM/GPRS/EDGE networks. Using these modems, mobile computer users have full access to e-mail, intranet, corporate applications and full Web browsing where network service is available.

			AirCard 750 AirCard 775	Tri-band for GSM/GPRS networks worldwide. Quad-band for EDGE networks worldwide.

Wireless Network Cards	AirCard 500 Series	Wide-area wireless NICs, providing LAN-like connectivity for computer users on the CDMA2000 1X and CDMA EVDO networks	AirCard 550 AirCard 555 AirCard 555R AirCard 580	Single-band for Sprint PCS CDMA2000 1X PCS networks. Dual-band North American cellular and PCS networks. Dual-band CDMA 1X for China networks. Dual-band CDMA2000 1X EV-DO networks.

	PC 5200 Series	Wide-area wireless modem card, providing users with access at broadband speeds from notebook computers to corporate applications, e-mail and the Internet.	PC 5220	Dual-band CDMA2000 1X EV-DO networks.

Product Type	Product Class	Description	Products	Compatible Network/Territory
Embedded Modules	SB Embedded Modules EM Embedded Modules

Embedded modules deliver wireless data and voice connectivity that OEMs integrate into products ranging from handheld computers, PDAs, laptops, Smartphones and mobile terminals, to fixed terminals including industrial meters, and monitoring equipment.

			SB555 EM3420 EM5625	CDMA2000 1X. CDMA2000 1X. CDMA 1X EV-DO.

Sierra Wireless MP Modem Product Line

The Sierra Wireless MP product line consists of a group of rugged, high powered, vehicle-mounted modems, including the MP750 GPS, MP555 GPS and MP 775 GPS. Generally, these products are mounted in a vehicle and are physically connected to a computer or data terminal. The Sierra Wireless MP product line is designed to operate in harsh conditions, including extremes of temperature, humidity, vibration and vehicle ignition noise. All four of our MP products come with fully integrated global positioning system (or GPS) capability as a standard feature.  The Sierra Wireless MP775 GPS is our newest addition to the MP product line.  The MP775 GPS operates on high-speed EDGE, GPRS and GSM networks worldwide.  The MP555 GPS operates on CDMA2000 1X networks and is designed to withstand the same harsh conditions as its MP predecessors.  The MP750 GPS has capabilities nearly identical to that of the MP555 GPS and is designed to operate on GSM/GPRS networks worldwide.  The MP775 GPS commenced commercial shipments in 2004, while the MP555 GPS and MP750 GPS commenced commercial shipments in 2003.  These three products are intended to provide our existing MP200 GPS customers with a migration path to the latest wireless network technologies.  Common applications for Sierra Wireless MP products include:

•                  Police officers looking up license plates, checking criminal databases, communicating with the dispatcher and other officers and filing service reports from a patrol car; and

•                  Utility field service technicians receiving dispatch instructions, consulting service instructions and diagrams, filing reports and time sheets.

Sierra Wireless Voq Professional Phone

During 2004, Sierra Wireless launched the Voq Professional Phone™, targeted to the mobile business professionals.  This new class of mobile phone offers a flip-open QWERTY thumbpad and easy-to-use software solutions for business users, including secure, serverless, always-there e-mail. Based on the Microsoft Windows Mobile platform, the Voq Professional Phone™ incorporates the best features of a current mobile phone, a messaging device and a PDA in a single compelling “phone-first” device.

The current product line operates on the global GSM/GPRS mobile networks, with two discreet models available: the A10 for Europe/Asia Pacific and the A11 for the North American market. The Voq product line also includes other hardware and software innovations for easy information navigation and retrieval, text entry and e-mail that is automatically updated.

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

•                  Sierra Wireless AirCard Manager is a web-based software solution for the Sierra Wireless AirCard product line, designed to support enterprise customers that require an automated, seamless approach to software installation and end-user configuration; and

•                  Developer’s Central, including Sierra Wireless Software Development Kits, provide tools and information that support developers in their integration of Sierra Wireless products into applications.  Using these tools, developers can include important modem status information into their own user interface.  This level of integration supports easy-to-use, complete bundled solutions.

Product Revenue

Our revenue by product for the two-year period ended December 31, 2004 is as follows:

Years ended December 31,	2003	2004
PC Card	70%	59%
Embedded modules	21	33
Mobile	6	5
Voq	—	1
Other	3	2
	100%	100%

Future Products

We continually evaluate and develop new products and technologies that will allow us to take advantage of the ever expanding and dynamic wireless market.  Emerging wireless standards that are areas of significant new product development interest for us include:

•                  UMTS, especially with the HSDPA upgrade, is designed to offer transmission of text, digitized voice, video and multimedia at broadband speeds.  Once fully implemented, it will allow customers to remain attached to the Internet at high-speeds while on the move.  UMTS/HSDPA is an evolutionary path for GSM, TDMA, GPRS and EDGE networks. Our plan is to introduce new products during 2005 that support the new HSDPA airlink.  We expect to launch our HSDPA PC card in the second half of 2005.

•                  EV-DO:  As EV-DO deployments continue, newer upgrades are being developed to enhance the capabilities and experience for end-users. New capabilities will allow for improved video and multimedia transmissions while on the move. CDMA 2000 1X EV-DO Release 0 is an evolutionary path for CDMA IA95 and CDMA 2000 1X networks. EV-DO Release A brings significant uplink and downlink speed advantages to EV-DO.  We have established a strong leadership position in EV-DO Release 0 PC cards over the past 18 months.  We intend to extend our leadership position by accelerating the introduction of EV-DO Release A capability and speeds.  We expect to launch our EV-DO Release A PC cards in the first half of 2006.

•                  Voq Professional Phone product line:  We are developing the next generation Voq platform to take advantage of 3G high speed networks, such as HSDPA.  Our next generation Voq phones will bring significant airlink, feature and ID enhancements to the product line.  We expect the first of these products to be available during the first half of 2006.

•                  Embedded modules for laptop manufacturers and other OEMs:  We intend to capitalize on our strong embedded modules experience and track record and meet the growing demand we expect from laptop manufacturers for embedded 3G capability.  We will meet this demand by developing products and services specifically for this category.

Product Development

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 148 staff, located in Richmond, BC and in Carlsbad, CA, are skilled in the areas of radio frequency, hardware, embedded software, windows software and mechanical design. Combined, this team has several hundred person years of experience in the design of small form factor wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields, with younger graduates from leading universities.

We take a “core team” approach to product development.  Our goal is develop a “whole” product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with employees from other functional areas, including product management, operations, technical support and quality.  These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies.

A group of senior engineers develops and monitors our development standards. These standards are applied across all development projects to ensure uniformity. For example, we have adopted a core -wireless engine design approach to leverage development efforts across multiple different products. This is also intended to help our customers to utilize our different products with minimal additional integration effort on their part.

Our product development staff stays current in technology by participating in industry groups such as the Personal Computer Communications Association (PCCA), the Cellular Telecommunications Industry Association (CTIA), the Mobile Advisory Council (MAC), the USB Forum, the PCI Special Interest Group (PCI-SIG), the European Telecommunications Standards Institute (ETSI), the PCS Type Certification Review Board (PTCRB), the Third Generation Partnership Project (3GPP), the Third Generation Partnership Project 2 (3GPP2) and the International Wireless Packaging Consortium, and through ongoing technical education.  We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

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

Wireless Operators

Wireless operators play two key roles in our distribution strategy.  First, wireless operators are often resellers for us, purchasing our products and then reselling them to end-user customers.  Second, the wireless operator sales team often works with our sales team to jointly sell wireless solutions and our equipment to the end-user customer.  The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services.  We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Resellers

Resellers purchase our products either directly from us or from a distributor and resell them to end-user customers.  In order to support resellers who prefer to purchase through a distributor, we have selectively formed distribution relationships.  Distributors ensure that our products are available to a large number of resellers that buy products.

Resellers generally combine our products with other elements of an overall solution, such as computer hardware and application software, and deliver a complete solution to the end-user customer. Resellers include computer resellers, wide area network resellers, application developers, system integrators, wireless Internet service providers, wireless application service providers and big box retailers.  This channel provides us with direct access to markets and users that are often not served by the large wireless operators.

Original Equipment Manufacturers

Original equipment manufacturers represent companies that integrate our modem technology into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels.  Our modems have been integrated into a range of devices, such as industrial handheld computers, PDAs, Smartphones and notebook computers.

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

Manufacturing

We outsource most of our manufacturing services, including parts procurement, kitting, assembly and repair. We believe that outsourcing allows us to:

•                  Focus on our core competencies, including research and development, sales and marketing;

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

Our products are currently manufactured by Flextronics and Creation Technologies.  We use Flextronics as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  This includes design support, procurement, low cost manufacturing and repair in China and global fulfillment services from Memphis, Tennessee.  By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.  We expect that Creation Technologies in Canada will continue to build our lower unit volume products.

Employees

As of December 31, 2004 we had a total of 264 full time employees, 169 of whom are at our head office in Richmond, B.C., with the balance being located across the United States, Canada, the United Kingdom and the Asia-Pacific region. Of the 264 employees, 148 are involved in product development, 37 are involved in manufacturing, 34 are sales and support personnel, 20 are marketing personnel, and 25 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation and our employee stock option plan are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are good.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our employees.

Competition

Wireless data technologies are converging toward standardizing on a few key cellular technologies.  Cellular handsets are becoming ‘smart’ with increased data functionalities and PDAs are becoming wireless through the integration of embedded wireless modules.  With the advent of new cellular technologies such as CDMA 1xEV-DO, EDGE and UMTS, new competitors are emerging.

CDMA: Sierra Wireless is a market leader in CDMA PC Cards, embedded modules and mobile in-vehicle solutions.  CDMA competition, both announced and actual, includes Novatel Wireless, Flextronics (acquired GTRAN), Wavecom, Kyocera Wireless, Hitachi, Sony Ericsson, AnyData, and BellWave.  Sierra Wireless maintains its market leadership position in mobile in-vehicle solutions against competitors such as Bluetree Wireless and Enfora.

GSM: Sierra Wireless is a market leader in GSM/GPRS/EDGE PC cards.  In these technologies, we face competition, both announced and actual, from Option NV, Novatel Wireless, Blue Tree Wireless, and Sony Ericsson.  With the introduction of the Voq professional phone in the second quarter of 2004, Sierra Wireless expects to compete with Smartphone and wireless PDA suppliers such as Motorola, Nokia, palmOne, Research in Motion, Samsung, Siemens and SonyEricsson, among others.

We believe that by focusing on business and government customers and by providing products that are superior in quality, functionality, and value, together with excellent customer service and superior distribution partner relationships and programs, we will be successful in the long term.

Intellectual Property

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.

We currently hold 37 United States patents and 31 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

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

Wireless modems must be approved under these regulations by either the Federal Communications Commission or Industry Canada prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada and other required regulatory approvals for the products we currently sell.

Additional Information Concerning Our Business

Sierra Wireless’s business is not subject to significant seasonal or cyclical fluctuations.

Sierra Wireless’s operations do not have a significant impact upon the environment.  We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses in the past and may not sustain profitability.

While we had earnings from operations for each of the last two years ended December 31, 2004, we have incurred a loss from operations in each of the three fiscal years ended December 31, 2002.  As of December 31, 2004, our accumulated deficit was $46.4 million. While we had net earnings of $24.9 million for the year ended December 31, 2004, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products.

We expect losses in Q1 2005.  If we do not return to profitability, we may need to raise additional capital in the future. Additional financing may not be available, and even if available may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•             The timing of releases of our new products;

•             The timing of substantial sales orders;

•             Design win cycles in our embedded module business;

•             The amount of inventory held by our channel partners

•             Competition from other market participants;

•             Possible seasonal fluctuations in demand;

•             Possible cyclical fluctuations related to the evolution of wireless technologies;

•             Possible delays in the manufacture or shipment of current or new products;

•             Concentration in our customer base; and

•             Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.  However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

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

A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as the Voq professional phone, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  In the twelve months ended December 31, 2004, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 51% of our revenue.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.  Shipments of our CDMA embedded modules to palmOne were completed in the fourth quarter of 2004 and we have no visibility on future revenue from this customer.  As a result of channel inventory and increased competition, our business with Verizon Wireless is expected to be significantly lower than the previous quarter.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

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

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

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

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•             Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•             Higher than anticipated acquisition costs and expenses;

•             Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•             The difficulty and expense of integrating the operations and personnel of the companies;

•             Disruption of our ongoing business;

•             Diversion of management’s time and attention away from our remaining business during the integration process;

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

•             We may be liable for damages and litigation costs, including attorneys’ fees;

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

We are subject to certain alleged class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations.  Subsequent to our January 26, 2005 announcement of our forward looking financial guidance for Q1 2005, numerous class action complaints have been filed against the Company and certain officers of the Company.  We expect that this litigation will be time consuming, expensive and distracting from the conduct of our daily business.   We are unable at this time to estimate what our ultimate liability in these matters may be, if any, however, it is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position.  Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could adversely affect our cash position.

If we are successful in the design and development of our new products, and there is commercial acceptance of our existing or new products, others may claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm our reputation.

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

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar, may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

DIVIDENDS

Since incorporation, we have not paid any dividends on our common shares.  Our current intention is to reinvest earnings to finance the growth of our business.  We do not anticipate that we will pay any dividends on our common shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares, of which, at March 24, 2005, 25,358,194 are issued and outstanding, and an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.  Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the preference shares upon issuance.

Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each common share entitles its holder to one vote.  Subject to the rights of the holders of preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preference shares.

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented and ratified by our shareholders on April 27, 2000 and re-adopted by our shareholders on April 28, 2003.  The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares.  The Shareholder Rights Plan provides our board of directors and shareholders with 45 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.  If a bid is made to all shareholders, is held open for at least 45 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders.  Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price.  Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution.  The Shareholder Rights Plan will expire, unless it is re-adopted by our shareholders, in accordance with its terms upon the termination of our 2006 annual meeting of shareholders.

MARKET FOR SECURITIES

Our common shares have been listed on The Toronto Stock Exchange in the Province of Ontario, Canada, since May 17, 1999, and currently trade under the symbol “SW”.  Our common shares are co-listed on The Nasdaq National Market under the symbol “SWIR”.

Set out below are the price ranges and volume of common shares of Sierra Wireless, Inc. that traded on the Toronto Stock Exchange for the year ended December 31, 2004.

2004	Low Cdn $	High Cdn $	Total Monthly Volume

January	19.95	36.45	7,731,700
February	32.50	38.50	5,370,800
March	36.01	48.32	5,869,400
April	30.25	61.33	9,739,400
May	29.15	39.20	6,873,400
June	35.76	50.35	7,458,100
July	34.25	50.41	6,891,500
August	22.79	41.68	7,160,100
September	20.00	25.51	11,104,100
October	18.72	24.27	6,300,700
November	20.52	24.05	5,936,500
December	21.03	27.20	6,860,400

DIRECTORS AND OFFICERS

The tables set forth below list the directors and senior officers of the Company as at March 24, 2005, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier.  To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 342,763 common shares, (not including common shares issuable upon the exercise of stock options), representing as of March 24,2005 approximately 1.0% of the issued and outstanding common shares.

Directors

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years(1)	Director Since

David B. Sutcliffe Chairman, Chief Executive Officer and Director British Columbia, Canada	Chairman and Chief Executive Officer of Sierra Wireless	June 1995

Gregory D. Aasen(3) Director British Columbia, Canada

Vice-President and General Manager, Communication Products Division of PMC-Sierra from 2004 to present; Chief Operating Officer of PMC-Sierra from 1997 to 2004 and Chief Technology Officer of PMC-Sierra from 2003 to 2004.

December 1997

S. Jane Rowe(2) Director Ontario, Canada

President and Chief Executive Officer of Roynat Capital from 2004 to present; Senior Vice President, Global Risk Management Division of Scotiabank from 2002 to 2004; Managing Director and Co-Head of Scotia Merchant Capital Corporation from 1997 to 2002

March 1998

Paul G. Cataford(2)(4) Director Alberta, Canada

President and Chief Executive Officer of University Technologies International Inc. from April 2004 to present; Managing Partner of HorizonOne Asset Management from December 2002 to April 2004; Consultant from March 2002 to December 2002; Executive Managing Director of BMO Nesbitt Burns Equity Partners from 2001 to 2002; Managing Director and President of BCE Capital Inc. from 1997 to 2001

July 1998

Peter Ciceri(4) Lead Independent Director British Columbia, Canada

Corporate Director and Management Consultant from 2004 to present; Executive in residence at the Faculty of Commerce and Business Administration at the University of British Columbia from September 2001 to 2004; President of Rogers Telecom, Inc. from 2000 to 2001; Managing Director of Compaq Canada Inc. and Vice-President Compaq Computer Corporation (US) from 1996 to 2000

February 2000

Nadir Mohamed(2) Director Ontario, Canada

President, Chief Executive Officer and Director of Rogers Wireless Communications Inc. from 2001 to present; President and Chief Operating Officer of Rogers Wireless Communications Inc. from 2000 to 2001; Senior Vice-President, Marketing and Sales of Telus Communications Inc. from 1999 to 2000; President and Chief Operating Officer of BC Tel Mobility from 1997 to 1999

March 2003

Charles E. Levine(3) Director California, USA

Independent Outside Director of @Road, Somera Communications, Viisage Technology and Lexar Media; President and Chief Operating Officer of Sprint PCS from 2000 to 2002; Chief Sales and Marketing Officer from 1997 to 2000

May 2003

Kent Thexton Director British Columbia, Canada

Co-Chief Executive Officer of SEVEN Networks, Inc. from 2004 to present; Chief Data and Marketing Officer of O2 and President of O2 Online from 2001 to 2004; President of Genie from 2000 to 2001; Sales and Marketing Director of BT Cellnet from 1998 to 2000

N/A

Notes:

(1)          The information as to “principal occupation” has been furnished by the respective directors.

(2)          Member of the Audit Committee

(3)          Member of the Human Resources Committee

(4)          Member of the Governance and Nominating Committee

Executive Officers

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years(1)	Length of Service

David B. Sutcliffe Chairman, Chief Executive Officer and Director British Columbia, Canada	Chairman and Chief Executive Officer of the Corporation since May 2001; President and Chief Executive Officer of the Corporation from May 1995 to May 2001.	10 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada

Consultant to BCE Emergis from September 2002 to January 2003; Chief Financial Officer of Bell Canada from June 2002 to September 2002; President and Chief Operating Officer of Bell ExpressVu from November 1999 to June 2002.

1 year

Jason W. Cohenour Chief Operating Officer Washington, USA

Senior Vice-President, Worldwide Sales of the Corporation from 2003 to 2004; Senior Vice-President, Distribution of the Corporation from 2000 to 2003; Vice-President, Sales of the Corporation from 1996 to February 2000.

9 years

James B. Kirkpatrick Chief Technical Officer California, USA

Senior Vice-President, Engineering of the Corporation from August 2003 to October 2004; President and Chief Executive Officer of AirPrime, Inc. from July 2002 to August 2003; Senior Vice-President, Engineering of AirPrime, Inc. from September 2000 to March 2003; Vice-President of Wireless Technologies of DENSO International America, Inc. from June 2000 to October 2000.

2 years

Bill G. Dodson Senior Vice-President, Operations British Columbia, Canada

Vice-President, Manufacturing and Supply of the Corporation from 2002 to 2004; Vice-President, Global Operations of Gateway Computers from 2000 to 2002; Director of Operations of Toshiba America Information Systems from 1989 to 2000.

3 years

Notes:

(1)          The information as to “principal occupation” has been furnished by the respective senior officers.

CODE OF BUSINESS CONDUCT AND ETHICS

In 2003, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers and employees of the Company to ensure that the Company conducts its business in accordance with the highest standards of business conduct and ethics.  There have been no amendments to, or waivers granted from, the Code of Business Conduct and Ethics since its adoption.

The Code of Business Conduct and Ethics is available on the Company’s website at www.sierrawireless.com.

AUDIT COMMITTEE

Audit Committee Charter

Purpose

The audit committee (the “Committee”) of the Company is appointed by the board of directors (the “Board”) of the Company to assist the Board in fulfilling its oversight responsibilities with respect to:

(i)            the Company’s systems of internal and disclosure controls regarding finance, accounting and legal compliance;

(ii)           the Company’s auditing, accounting and financial reporting processes generally;

(iii)          the Company’s financial statements and other financial information provided by the Company to its shareholders, the public and others;

(iv)          the Company’s compliance with legal and regulatory requirements;

(v)           the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

(vi)          the Company’s whistleblower process; and

(vii)         the fulfillment of the other responsibilities set forth in the Charter.

Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

Organization

Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.  The Committee will be comprised of three or more directors as determined by the Board, each of whom shall be an Independent Director.  Every Committee member must be a director of the Company.

All members of the Committee shall be Financially Literate, and at least one member of the Committee shall have accounting or related financial management expertise (such person or persons to be designated by the Board as a “financial expert” on the Committee).

No member shall be affiliated with the Company or any subsidiary.

Committee members shall be appointed by the Board on the recommendation from the Governance and Nominating Committee.  A chair of the Committee shall be appointed by majority vote of the Committee.

Meetings

The Committee shall meet at least four times a year, and more frequently as necessary. An agenda shall be prepared and issued by the chair prior to each meeting.  A quorum at any meeting shall be a majority of its members present.

The Committee shall require management of the Company (“Management”), the Auditors and others to attend meetings and to provide pertinent information, as necessary. As part of its mandate to foster open communications, the Committee shall meet in separate executive sessions during each of its four regularly scheduled meetings with Management and the Auditors to discuss any matters that the Committee (or any of these groups) believes should be discussed privately.

Responsibilities and Duties

The Committee shall have the sole authority and responsibility to recommend to the Board  the Auditor to be nominated for shareholder approval and the compensation of the Auditors.  The Committee shall approve in advance, all audit engagement fees and terms, and all non-audit services, engagements and fees with the Auditors. The Committee shall consult with Management but shall not delegate these responsibilities to Management.

To fulfill its responsibilities and duties, the Committee shall:

With respect to the Auditors:

•                  Be directly responsible for the appointment, compensation and oversight of the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•                  Have the sole authority to review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services.  The Committee may delegate to one or more member the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting.

•                  Have the authority to communicate directly with the Auditors.

•                  Review the performance of the Auditors on at least an annual basis.

•                  On an annual basis, review and discuss with the Auditors all relationships the Auditors have with the Company in order to evaluate the Auditors’ continued independence. The Committee: (i) shall ensure that the Auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the Auditors; (ii) shall discuss with the Auditors any disclosed relationship or services that may impact the objectivity and independence of the Auditors; and (iii) shall satisfy itself as to the Auditors’ independence.

•                  At least annually, obtain and review an annual report from the Auditors describing (i) the Auditors’ internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues.

•                  Confirm that the rotation of the lead audit partner, or the lead audit partner responsible for reviewing the audit, for the Company’s Auditors complies with the requirements of the Canadian and US regulatory authorities.

•                  Review all reports required to be submitted by the Auditors to the Committee particularly including those required by Section 10A of the Securities Exchange Act of 1934.

•                  Review, based upon the recommendation of the Auditors and Management, the scope and plan of the work to be done by the Auditors for each fiscal year.

With respect to financial statements:

•                  Review and discuss with Management and the Auditors the Company’s quarterly financial statements (including disclosures made in Management’s Discussion and Analysis, as defined in Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.

•                  Review and discuss with Management and the Auditors the Company’s annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.

•                  Recommend to the Board, if appropriate, that the Company’s annual audited financial statements be included in the Company’s annual report for filing with appropriate securities regulatory agencies.

•                  Prepare any reports required to be included in the Company’s annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

With respect to periodic and annual reviews:

•                  Periodically review separately with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

•                  Periodically discuss with the Auditors, without Management being present (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

•                  Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or Management.  Review with the Auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

•                  Review with Management, the Auditors and the Company’s counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators having jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

•                  Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company’s financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

Discussions with Management:

•                  Review and discuss with Management the Company’s annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF and any prospectuses.

•                  Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

•                  Inquire about the application of the Company’s accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for future occurrences which may have a material impact on the financial statements of the Company.

•                  Review and discuss with Management (i) the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies), and (ii) the program that Management has established to monitor compliance with its code of business ethics and conduct for directors, officers and employees.

•                  Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.  The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•                  Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the Auditors’ letter of the recommendations to Management and Management’s response.

•                  Review and discuss with Management any significant changes in areas of judgment, assumptions and estimates.

With respect to internal controls and disclosure:

•                  In consultation with the Auditors and Management: (i) review the adequacy of the Company’s internal control structure and system, and the procedures designed to ensure compliance with laws and regulations, (ii) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department, and (iii) review and consider whether there is any need for the Company to establish an internal audit department.

•                  Establish whistleblowing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•                  Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

With respect to reporting obligations:

•                  Ensure that all reporting obligations under Part 5 of Multilateral Instrument 52-110 are fully complied with.

Other:

•                  Review and approve all related-party transactions.

•                  Review and approve the Company’s hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

•                  Review any Management decision to seek a second opinion from Auditors other than the Company’s regular Auditors with respect to any significant accounting issue.

•                  Review with Management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Company.

•                  Review and reassess the adequacy of this Charter annually and recommend to the Board any changes the Committee deems appropriate.

•                  Conduct an annual performance evaluation of Committee operations.

•                  Set and pay the compensation for any advisors employed by the Committee.

•                  Perform any other activities consistent with this Charter, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

Access to Records, Advisors and Others

The Committee shall have the authority to engage independent legal, accounting or other advisors to advise the Committee as it determines necessary to carry out its duties. The Committee may request any officer or employee of the Company or the Company’s outside counsel or Auditors to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

The Committee will have full access to all books, records, facilities and personnel of the Company.

The Committee shall determine the extent of funding necessary for payment of compensation to the Auditors for purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other advisors retained to advise the Committee.

Definitions

Capitalized terms used in the Charter and not otherwise defined therein shall have the following meanings:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Independent Director” means a director who does not have a direct or indirect Material Relationship with the Company.

“Material Relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment, and includes those material relationships set out in section 1.4 of Multilateral Instrument 52-110.

Composition of the Audit Committee

S. Jane Rowe (Chair), Paul G. Cataford and Nadir Mohamed are the members of the Audit Committee.  Each of them is an Independent Director and is Financially Literate.  The Board of Directors has determined that Mr. Nadir Mohamed is the Audit Committee financial expert.

Relevant Education and Experience

S. Jane Rowe is the President and Chief Executive Officer of Roynat Capital, a merchant bank specializing in innovative long-term capital and business solutions for mid-sized companies.  Ms. Rowe has an extensive background in the banking industry with over 17 years of experience with the Scotiabank Group.  Ms. Rowe holds a Bachelor of Commerce degree with honours from Memorial University of Newfoundland and an MBA from York University.

Paul G. Cataford is the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization.  Mr. Cataford’s other experience includes consulting, Managing Director of BMO Nesbitt Burns Equity Parners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001.  Mr. Cataford has extensive knowledge of venture capital investing and technology.  Mr. Cataford  completed a Mechanical Engineering Degree at Queen’s University and an MBA at York University.

Nadir Mohamed is the President and Chief Executive Officer at Rogers Wireless Communications Inc., a wireless communications service provider that provides a complete range of wireless solutions to more than three million customers across Canada.  Mr. Mohamed has been with Rogers Wireless Communications Inc. since 2000 in increasingly senior roles.  Mr. Mohamed received a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely financial year has the Company relied upon any exemption from MI 52-110 provided therein.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures

The Committee has the sole authority to review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditor, as well as all fees and other terms of engagement.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting.  All of the audit-related, tax and all other fees below were pre-approved by the Committee.

Auditor Independence

Sierra Wireless’s Audit Committee is satisfied with the independence of the Auditors and that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of Sierra Wireless.  The Audit Committee is required to approve all non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act.

Auditors’ Fees

In the 2004 and 2003 fiscal years, the fees paid to the Auditors were as follows:

	2004	2003
Audit Fees	$288,000	$462,000
Audit-Related Fees	31,000	nil
Tax Fees	205,000	222,000
All Other Fees	nil	nil

Audit Fees

Audit fees for 2003 include fees related to our secondary public offering of 4,600,000 common shares completed in November 2003 and our acquisition of AirPrime completed in August 2003.

Audit-Related Fees

Audit-related fees for 2004 are primarily for fees related to due diligence services as well as fees related to our Sarbanes-Oxley 404 documentation.

Tax Fees

Tax fees for 2004 and 2003 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the December 31, 2004, the effectiveness of the design and operation of our disclosure controls and procedures was evaluated.  The principal executive and financial officers have concluded that the Company’s disclosure controls and procedures are effective and timely in alerting them to material information required in the periodic reports to the Securities and Exchange Commission.  In addition, there have been no significant changes in the internal controls or in other factors known to management that could significantly affect the internal controls subsequent to the most recent evaluation.  Management found no facts that would require the Company to take any corrective actions with regard to significant deficiencies.  The Company is in the process of further evaluation and enhancement of internal controls as a result of work being completed in connection with Sarbanes-Oxley 404 requirements.

LEGAL PROCEEDINGS

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the first amended complaint filed September 13, 2004 and second amended complaint filed January 3, 2005 (collectively the “Complaint”) of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, which was filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  On March 4, 2005, the defendants filed motions to dismiss the Complaint.  The hearing is expected to occur in May 2005.  We have given notice to our liability insurance carriers and submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime.  Both the insurance carrier and the escrow shareholders are disputing their obligations with respect to this Complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

Subsequent to December 31, 2004, we became aware of certain alleged securities class action lawsuits filed against the Company and certain of our officers in the U.S. District Court Southern District of New York and the U.S. District Court Southern District of California.  On February 22, 2005, we were served with one of the complaints filed in the Southern District of California.  We are assessing the complaints and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We have been added as a defendant in existing civil action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  We are assessing the complaint and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.

QUOROM EXEMPTION

Nasdaq requires each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares.  The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile.  The Company has had the benefit of this exemption in the current and prior year.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq generally looks to the requirements of the primary market in the issuer’s country of domicile.  The rules and policies of the Toronto Stock Exchange, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws.  Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the common shares in Canada is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, and in the United States is Computershare Trust Company, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado.  These offices and the principal offices of Computershare Trust Company of Canada in the City of Toronto maintain the register of common shares and can effect transfers and make deliveries of certificates for common shares.

MATERIAL CONTRACTS

There are no material contracts entered into outside of the Company’s ordinary course of business.

EXPERTS

KPMG LLP, independent chartered accountants, have audited our consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004 as set forth in their reports.  As at March 24, 2005, KPMG LLP and its partners did not hold any registered or beneficial ownership interest, directly or indirectly, in the securities of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                  may be found on SEDAR on www.sedar.com;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s financial statements and MD&A for the financial year ended December 31, 2004.