Form 40-F
period 2005-12-31
SIERRA WIRELESS INC
filed 2006-03-24
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File No.:  0-30718

SIERRA WIRELESS, INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

Primary Standard Industrial Classification Doe (if applicable):  3663

I.R.S. Employer Identification Number (if applicable):  94-3338019

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of the close of the period covered by the annual report:  25,476,447 Common Shares without par value as at December 31, 2005

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, If “yes”, is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐  Yes     82 -             ☒  No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

INCORPORATION BY REFERENCE

The Registrant’s Annual Information Form and the Registrant’s financial statements for the year ended December 31, 2005 are attached hereto as Appendix A and Appendix B, respectively, and are incorporated by reference herein.

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
(Registrant)

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

Date:  March 23, 2006

Annual Information Form
March 23, 2006

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

General
Three Year History
Industry Background and Future Trends

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution
Our Products
Product Development
Distribution
Marketing
Manufacturing
Employees
Competition
Intellectual Property
Governmental Regulation
Additional Information Concerning Our Business

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

MARKET FOR SECURITIES

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Executive Officers

CODE OF BUSINESS CONDUCT AND ETHICS

AUDIT COMMITTEE

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

LEGAL PROCEEDINGS

QUORUM EXEMPTION

REGISTRAR AND TRANSFER AGENT

MATERIAL CONTRACTS

EXPERTS

ADDITIONAL INFORMATION

ii

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, or incorporated by reference herein, that are not based on historical facts, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this Annual Information Form and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition and other risks detailed herein under the heading “Risk Factors”. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this Annual Information Form, or the documents incorporated by reference herein, are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

 CURRENCY

Unless otherwise indicated, all figures are stated in U.S. dollars.

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

GENERAL DEVELOPMENT OF THE BUSINESS

General

We provide leading edge wireless wide-area modem solutions for mobile computing over cellular networks. We develop and market a broad range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market. Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless operators around the world.

Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and computer aided dispatch. We sell our products worldwide, with emphasis on the North American, European and Asia-Pacific regions, through indirect channels, including wireless operators, resellers and OEMs.

During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand for our products, primarily as a result of our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne. During this period, customer concentration increased in our revenue base. Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in 2005 relative to 2004 as a result of:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA 1X module shipments to palmOne for its Treo 600 Smartphone at the end of 2004;

•                  Reported channel inventory at some of our channel partners that was already sufficient to meet near-term customer demand during the first quarter of 2005; and

•                  The near-term impact of increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

In order to address this change in our business, we undertook a restructuring of our operations in June 2005, which included exiting our Voq professional phone initiative. The result of this restructuring was a reduction in our cost structure and a greater focus on our core PC card and embedded modules business, where we already have well-established market positions and believe there are significant growth opportunities.

Since the mid-year restructuring, we have focused on core PC Card and embedded module opportunities for existing products, as well as new product development and business development in these areas. This focus has allowed us to return to sequential quarterly revenue growth during the second half of fiscal 2005, realizing 25% and 37% sequential growth in the third and fourth quarters respectively. Following the restructuring, we were also able to reduce our net loss and improve cash flow during the second half of 2005.

During 2006, we expect to continue to invest in our research and development efforts to ensure that we are well-positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks. See “Narrative Description of Business - Our Products” for discussion of specific product development initiatives.

Three Year History

Fiscal 2005

•                  We began commercial shipments of four new products – the UMTS/HSDPA AirCard 860 and AirCard 850 for North America and Europe, respectively; the MC5720 PCI express Mini Card embedded module (“Mini Card”) for CDMA 1xEV-DO networks; and the EM5625, an embedded module for CDMA 1xEV-DO networks.

•                  We commenced commercial shipments of the AirCard 860 and AirCard 850 to Cingular in North America, as well as Manx Telecom and sunrise in Europe, making us the first company in the world to launch a fully functional UMTS/HSDPA PC card.

•                  We announced OEM design wins with Lenovo and Hewlett-Packard (“HP”) for our MC5720 PCI express Mini Card embedded module for EV-DO networks and commenced commercial shipments of our EV-DO Mini Card to Lenovo in the fourth quarter of 2005. Our MC5720 is the world’s first 3G wireless minicard module for laptop OEMs. Early in the first quarter of 2006, HP announced the availability of their first laptop incorporating our MC5720 Mini Card. Our MC5720 Mini Card has been certified for operation on both the Sprint and Verizon EV-DO networks.

•                  We launched the EM5625, an embedded module for CDMA 1xEV-DO networks, and it was subsequently selected by Panasonic®, @Road, Itronix, MobileAria, a subsidiary of Delphi Corporation, and AirLink for integration into their products.

•                  We reported that the MC8755 and MC8765 PCI Express Mini Card for UMTS/HSDPA networks in North America and Europe, respectively, were available to OEM customers for testing and integration, with commercial shipments expected to begin late in the first quarter of 2006. In 2005, we secured designs win for our HSDPA Mini Cards with Lenovo and Fujitsu-Siemens Computers.

•                  We also reported that we have commenced the development of the next generation EV-DO (Rev A) and HSDPA (3.6Mps) PC cards and Mini Cards, all of which are expected to be commercially available in the second half of 2006.

•                  We initiated development of two new next generation versions of our MP product, one for EV-DO (Rev A) and one for HSDPA, that we expect to launch later in 2006.

•                  We announced the availability of the AirCard 775 wireless wide-area network card from Bouygues Telecom in France and from Guangdong Mobile Communications Corporation in Guangdong province, China. In addition, we signed a distribution agreement with Leaf Wireless (Pty) Ltd. to distribute the AirCard 775 in South Africa and surrounding regions.

•                  In October 2005, Jason Cohenour, previously our COO, was named as our President and CEO. Mr. Cohenour succeeded David Sutcliffe, who has served as the Company’s CEO since 1995 and who had announced his intention to retire earlier in the year. Mr. Sutcliffe, at the request of the Board of Directors, continues to serve the company in a non-management capacity as a member of the Board.

•                  We undertook a restructuring of our operations in June of 2005, which included exiting our Voq professional phone initiative. The result of this restructuring was a reduction in our cost structure and a greater focus on our core PC card and embedded modules business.

Fiscal 2004

•                  We began commercial shipments of six new products – the Voq professional phone, the Sierra Wireless AirCard 580 for CDMA 1X EV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X, the MP775 for EDGE networks and the AirCard 775 For EDGE networks.

•                  We announced distribution agreements for our CDMA embedded modules with Premier Wireless Solutions and for our CDMA PC cards with Tirumala Seven Hills Pvt Ltd in India and Beijing Putian Taili Telecom in China. We also announced supply agreements with Audiovox Communications Corporation for additional supply of our PC5220 EV-DO PC card and with Symbol Technologies and Verifone for our EM3420 CDMA 1X embedded modules and we completed shipments of this embedded module product to palmOne at the end of the year.

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

•                  In North America, we announced the commercial availability of the Voq professional phone from Brightpoint, Cellstar, members of Intel’s Product Dealer Program, Insight, MobilePlanet, RCS Computer Experience and USA.NET.

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

Industry Background and Future Trends

Wireless Data Growth

We provide a broad range of products including wireless modems for mobile computers and embedded modules for laptop OEM wireless applications. We believe that our growth potential is tied, in part, to the projected growth of the laptop PC market and to the evolution of wireless networks. In a 2005 report, research firm Gartner forecasted worldwide shipments of new laptop PCs would increase from approximately 62 million units in 2005 to 123 million units in 2009. Additionally, in a 2005 report, ABI Research forecasted that worldwide shipments of wireless modems (PC cards) for mobile computers would increase from approximately 3.0 million units in 2005 to 9.7 million units in 2009. In-Stat/MDR forecasted that worldwide shipments of embedded modules for OEMs would increase from approximately 0.5 million units in 2005 to 7.3 million units in 2009. Cellular network technologies such as Enhanced Data over GPRS Evolution (EDGE), CDMA 1x EV-DO, Universal Mobile Telecommunications System (UMTS), and High Speed Downlink Packet Access (HSDPA) upgrades, are expected to support much of this growth.

To date, demand for wireless data has come primarily from corporations, public organizations and individuals seeking to improve customer service and productivity. Increased coverage and speeds, significant technological improvements to wireless data networks, devices and software, and price reductions for data communications services have also contributed to growth in the wireless data communications industry. The ability to meet the demand for anytime, anyplace communications is made possible by the convergence of trends in mobile computing, the growth of the Internet, and wireless communications. Gartner forecasts that by 2007, 65% of Fortune 2000 companies will support wireless wide-area wireless data access.

Mobile Computing. Mobile PCs are now mainstream. Many business professionals utilize laptops as their primary computing device giving them the mobility required to work anywhere. Smaller handheld computers or PDAs continue to be popular, as are newer mobile phones that offer more advanced capabilities, such as access to personal information, Internet and e-mail. Mobile PCs and handheld devices continue to be the leading devices that are accessing wireless data.

The Internet. The Internet has become an indispensable tool for many business professionals, and the volume of Internet traffic has grown rapidly as new applications and e-commerce have become widely adopted. Wireline telecommunications carriers continue to make significant investments in Internet protocol-based networks to handle the expected growth in the volume of data traffic.

Wireless Communications. While wireline communications networks were historically dominated by voice traffic, data now comprises more than half of the traffic on these networks. A similar evolution is now occurring on wireless networks as wireless service providers address the growing demand for data communications with additional technical and commercial offerings.

Existing and Emerging Cellular and PCS Technology Standards

Data communications over cellular networks is currently supported by various digital technologies, such as CDMA 1X, CDMA 1x EV-DO, Global System for Mobile (GSM), Generalized Packet Radio Service (GPRS), EDGE, UMTS and HSDPA.

CDMA is a digital technology that significantly improves the capacity and quality of both voice and data communications and supports a broader range of applications, including voice, wireless Internet and multimedia. Initially, second generation CDMA offered increased data rate capabilities of 14.4 kbps. In 2001, North American CDMA carriers, including Sprint PCS and Verizon Wireless, began deploying a 2.5G CDMA solution called CDMA 1X. Other CDMA carriers undertook similar efforts in Asia, Latin America and the Middle East. CDMA 1X supports faster wireless data transfers, typically ranging from 40 to 60 kbps, with a top nominal speed as currently deployed of 153 kbps. In 2004, deployments or expansions of EV-DO Release 0 service, the next generation (3G) CDMA technology were underway with Verizon Wireless and other carriers in North America and Asia Pacific. Sprint also started rolling out the same technology in 2005. EV-DO supports wireless data speeds, typically ranging from 400 to 700 kbps, an experience similar to wired broadband connections. We expect that future deployment of CDMA EV-DO Rev A commercial service, the next generation of EV-DO, will further increase awareness and expand the market for wireless data products and services.

Leading GSM carriers in North America, Europe and Asia also began shifting from first generation technology to 2G GPRS in 2001. Like 2G CDMA, GPRS improves the capacity and quality of data communications and supports a broader range of applications including wireless Internet and multimedia. GPRS offers data speed capabilities ranging from 20 to 40 kbps with a top nominal speed of 56kbps.

Third generation, or 3G, systems have been developed and launched to replace and/or complement second generation and 2.5G digital cellular systems. In 2003, AT&T Wireless and Cingular began rolling out their EDGE networks in the U.S. EDGE offers significant increases in data rates ranging from 100 to 130 kbps, with burst speeds up to 200 kbps. In 2004, UMTS rolled out, especially in Europe, allowing GSM operators to offer average data speeds of 220-320 kbps to their customers.

In late 2005, the first networks to upgrade to High Speed Downlink Packet Access (HSDPA), were Cingular Wireless in North America and Manx Telecom in the United Kingdom (an O2 subsidiary) demonstrating speeds between 500-700kbps with maximum speeds up to 1.8Mbps. Cingular has launched HSDPA into 18 metropolitan markets as of early 2006 with the intention to expand in the U.S. throughout 2006.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution

We provide leading edge wireless wide-area modem solutions for mobile computing over cellular networks. We develop and market a broad range of products that include wireless modems for mobile computers, embedded modules for OEMs and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

Our Products

Our current product line of wireless modem solutions includes wide-area wireless PC cards, embedded modules for OEM computers and other devices, vehicle-mounted modems and enabling software. We have a number of new products under development within these product lines.

Sierra Wireless PC Cards and Embedded Modules

PC Cards:  We have successfully completed the development of our first UMTS/HSDPA PC card and during the fourth quarter commenced commercial shipments of this product to Cingular in North America, as well as Manx Telecom and sunrise in Europe, making us the first company in the world to launch a fully functional UMTS/HSDPA PC card. We have also commenced the development of next generation EV-DO (Rev A) and HSDPA (3.6Mbps) PC cards, both of which are expected to be commercially available in the second half of 2006.

Embedded Modules:  With the announcement by several leading laptop manufacturers of their plans to embed high speed wireless wide-area capability inside laptops, we believe that the opportunity for sales of embedded modules has potentially increased significantly. We believe we are well positioned to benefit from this emerging opportunity as a result of our extensive experience in the embedded module market. We believe we have established an early leadership position providing embedded 3G wireless solutions to major laptop OEMs. Our EV-DO PCI Mini Card has been certified for operation on both the Sprint and Verizon networks. We have design wins with Lenovo and HP for our EV-DO Mini Card. We commenced commercial shipments to Lenovo in the fourth quarter of 2005, representing the first commercial deployment of an embedded 3G wireless minicard by any laptop manufacturer. Lenovo has subsequently announced the integration of this Mini Card in two additional business laptops. Early in the first quarter of 2006, HP announced the availability of their first laptop incorporating our EV-DO Mini Card. We have also secured design wins with Lenovo and Fujitsu-Siemens Computers for our HSDPA Mini Cards and we expect commercial shipments of our HSDPA Mini Card to commence late in the first quarter of 2006. Also during 2005, we commenced shipment in North America of our EM5625 EV-DO module to some of our long-time mobile computing OEM customers. One of these OEM customers, Panasonic, has subsequently integrated our EM5625 module into three of its laptop platforms. We have also commenced the development of the next generation EV-DO (Rev A) and HSDPA (3.6Mps) Mini Cards, both of which are expected to be commercially available in the second half of 2006.

The following table outlines our current product offerings for wireless wide-area network PC cards and embedded modules:

Product Type	Product Class	Description	Products	Compatible Network/Territory
AirCard® 700 Series

Wide-area wireless network interface cards, or NICs, providing local area network, or LAN-like connectivity for computer users on the GSM/GPRS/EDGE networks. Using these modems, mobile computer users have full access to e-mail, intranet, corporate applications and full Web browsing where network service is available.

			AirCard 775	Quad-band for EDGE networks worldwide
Wireless Network Cards	AirCard® 800 Series

Wide-area wireless NICs providing local area network, or LAN-like connectivity for computer users on HSDPA/UMTS/EDGE/GPRS networks. Mobile users have access to e-mail, intranet, corporate applications and full Web browsing where network service is available at increased speeds.

AirCard 860 AirCard 850

Type II PC card for use on networks supporting UMTS in the 850 and 1900 MHz frequency bands. Primary territory is North America.

Type II PC card for use on networks supporting UMTS in the 2100 MHz frequency band. Primary territory is Europe.

	AirCard® 500 Series	Wide-area wireless NICs, providing LAN-like connectivity for computer users on the CDMA 1X and CDMA EV-DO networks.	AirCard 580	Dual-band CDMA2000 1X EV-DO networks. Territories are North America and Asia.

Embedded Modules	EM Embedded Modules

Embedded modules deliver wireless data and voice connectivity that OEMs integrate into products ranging from handheld computers, PDAs, laptops, Smartphones and mobile terminals, to fixed terminals including industrial meters, and monitoring equipment.

			EM3420 EM5625	Dual-band CDMA2000 1X. Territories are North America and Asia. Dual-band CDMA 1X EV-DO. Territories are North America and Asia.

Product Type	Product Class	Description	Products	Compatible Network/Territory
MC8700 Series PCI Express Mini Cards

Embedded 3G wireless modules based on the PCI Express Mini Card form factor and interface specification. The MC87XX series delivers HSDPA/UMTS/EDGE/GPRS wireless voice and data capability to laptop OEMs and other manufacturers.

			MC8765	HSDPA and UMTS supported in the 850 and 190 frequency bands. Compatible with EDGE and GSM/GPRS networks on all four GSM frequency bands (850, 900, 1800, and 1900 MHz)
			MC8755	HSDPA compatible with EDGE and GSM/GPRS networks on all four GSM frequency bands (850, 900, 1800, and 1900 MHz)

MC5700 Series PCI Express Mini Cards

Embedded 3G wireless modules based on the PCI Express Mini Card form factor and interface specification. The MC5700 series delivers CDMA 1X EV-DO wireless voice and data capability to laptop OEMs and other manufacturers.

			MC5720	CDMA 1X EV-DO

Sierra Wireless MP Modem Product Line

The Sierra Wireless MP product line consists of a group of rugged, high powered, vehicle-mounted modems, including the MP555 GPS and MP775 GPS. Generally, these products are mounted in a vehicle and are physically connected to a computer or data terminal. The Sierra Wireless MP product line is designed to operate in harsh conditions, including extremes of temperature, humidity, vibration and vehicle ignition noise. Our MP products come with fully integrated global positioning system, or GPS, capability as a standard feature. The MP775 GPS operates on high-speed EDGE, GPRS and GSM networks worldwide while the MP555 GPS operates on CDMA 1X networks in North America and Asia. We have initiated development of two new next generation versions of our MP product, one for EV-DO and one for HSDPA, which we expect to launch later in 2006. Common applications for Sierra Wireless MP products include:

•                  Police officers looking up license plate numbers, checking criminal databases, communicating with the dispatcher and other officers and filing service reports from a patrol car; and

•                  Utility field service technicians receiving dispatch instructions, consulting service instructions and diagrams, filing reports and time sheets.

Enabling Software

Our line of software allows our modems and devices to work with laptop and handheld computers and other devices:

•                  Sierra Wireless Watcher™ Software is a graphical user interface designed for everyday use with our modems. While the modem is in use, the Watcher program provides ongoing information on registration status and signal strength and allows the user to switch operating modes where applicable. Sierra Wireless Watcher supports all major PC and handheld operating systems.

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

•                  MP Modem Manager is a feature-rich, web based diagnostic software management tool allowing network administrators access to remote monitoring and configuration of a fleet of MP modems (GPRS, CDMA 1X, and EDGE).

Product Revenue

Our revenue by product for the years ended December 31 for each of 2004 and 2005 is as follows:

	2004	2005
PC Card	59%	70%
Embedded modules	33	13
Mobile	5	13
Other	3	4
	100%	100%

Future Products

We continually evaluate and develop new products and technologies that will allow us to take advantage of the ever expanding and dynamic wireless market. Emerging wireless standards that are areas of significant new product development interest for us include:

•                  HSDPA: Next generation 3.6Mbps HSDPA is an upgrade from 1.8Mbps HSDPA capability and is designed to offer transmission of text, digitized voice, video and multimedia at broadband speeds. Once fully implemented, it will allow customers to remain attached to the Internet at speeds of up to 3.6Mbps while on the move. HSDPA is an evolutionary path for GSM/GPRS, TDMA, EDGE and UMTS networks. Our plan is to introduce new products during 2006 that support the new, higher speed, HSDPA airlink. We expect to launch our 3.6Mbps HSDPA PC card and Mini Card in the second half of 2006. In addition, we expect to launch a 1.8Mbps HSDPA version of our MP product in the second half of 2006.

•                  EV-DO:  As EV-DO deployments continue, newer upgrades are being developed to enhance the capabilities and experience for end-users. New capabilities will allow for improved video and multimedia transmissions while on the move. CDMA 1X EV-DO Release 0 is an evolutionary path for CDMA IA95 and CDMA 1X networks. EV-DO Release A brings significant uplink and downlink speed advantages to EV-DO Release 0. We have established a strong market position in EV-DO Release 0 PC cards and Mini Cards over the past 36 months. We intend to enhance our position by accelerating the introduction of EV-DO Release A devices. We expect to launch our EV-DO Release A PC cards and Mini Cards in the second half of 2006. In addition, we expect to launch a CDMA 1X EV-DO Release A version of our MP product in the second half of 2006.

Product Development

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 141 staff, located in Richmond, BC and in Carlsbad, CA, are skilled in the areas of radio frequency, hardware, embedded software, windows software and mechanical design. Combined, this team has several hundred person years of experience in the design of small form factor wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields, with younger graduates from leading universities.

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

A group of senior engineers develops and monitors our development standards. These standards are applied across all development projects to ensure uniformity. For example, we have adopted a core -wireless engine design approach to leverage development efforts across multiple different products. This is also intended to help our customers to utilize our different products with moderate additional integration effort on their part.

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

Wireless Operators

Wireless operators play two key roles in our distribution strategy. First, wireless operators are often resellers for us, purchasing our products and then reselling them to end-user customers. Second, the wireless operator sales team often works with our sales team to jointly sell wireless solutions and our equipment to the end-user customers. The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services. We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Resellers

Resellers purchase our products either directly from us or from a distributor and resell them to end-user customers. In order to support resellers who prefer to purchase through a distributor, we have selectively formed distribution relationships. Distributors ensure that our products are available to a large number of resellers that buy products.

Resellers generally combine our products with other elements of an overall solution, such as computer hardware, application software and bundled communication services and deliver a complete solution to the end-user customer. Resellers include computer resellers, wide-area network resellers, application developers and system integrators.

Original Equipment Manufacturers

Original equipment manufacturers represent companies that integrate our modem technology into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels. Our modems have been integrated into a range of devices, such as industrial handheld computers, PDAs, Smartphones and laptop computers.

Professional Services

We also offer professional engineering services to OEM customers, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for laptop computers and other mobile computing devices.

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

•            Actively participating in industry associations;

•            By meeting with opinion leaders and industry analysts; and

•            Participating in targeted conferences and trade shows.

We work with our channel partners to develop programs to encourage end-user customer adoption. Through marketing strategies including market analysis, branding, design, packaging and promotions, we execute and launch products into the marketplace to complement customer launch timelines.

Manufacturing

We outsource most of our manufacturing services, including parts procurement, kitting, assembly and repair. We believe that outsourcing allows us to:

•            Focus on our core competencies, including research and development, sales and marketing;

•            Participate in contract manufacturer economies of scale;

•            Access high quality, lower cost manufacturing resources;

•            Achieve rapid production scalability; and

•            Reduce equipment capital costs and equipment obsolescence risk.

In addition, we perform certain manufacturing related functions in-house, including manufacturing engineering, and development of manufacturing test procedures and fixtures.

Our products are currently manufactured by Flextronics and Creation Technologies. We use Flextronics as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution. This includes design support, procurement, low cost manufacturing and repair in China and global fulfillment services from Memphis, Tennessee. By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability. We expect that Creation Technologies in Canada will continue to assemble our lower unit volume products.

Employees

As of December 31, 2005 we had a total of 224 full time employees, 131 of whom are at our head office in Richmond, B.C., with the balance being located across the United States, Canada, Europe and Asia. Of the 224 employees, 123 are involved in product development, 32 are involved in manufacturing, 24 are sales and support personnel, 16 are marketing personnel, and 29 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee stock purchase plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our employees.

Competition

Wireless data technologies are converging toward standardizing on a few key cellular technologies. Cellular handsets are becoming ‘smart’ with increased data functionalities, PDAs are becoming wireless through the integration of embedded wireless capability, and laptop OEMs are beginning to embed wireless wide area network capability into their laptops. With the advent of new cellular technologies such as CDMA 1xEV-DO, EDGE, UMTS and HSDPA, new competitors are emerging.

CDMA: Sierra Wireless is well established in the CDMA PC Cards, embedded modules and mobile in-vehicle solutions markets. CDMA competition, both announced and actual, includes Novatel Wireless,  Curitel, Kyocera Wireless, Sony Ericsson, ZTE and Wavecom. Sierra Wireless maintains its market leadership position in mobile in-vehicle solutions against competitors such as AirLink and Bluetree Wireless.

GSM: Sierra Wireless is well established in the GPRS/EDGE/UMTS/HSDPA PC cards embedded modules and mobile in-vehicle solutions markets. In these technologies, we face competition, both announced and actual, from Option NV, Novatel Wireless, Huawei, Siemens, Sony Ericsson and Blue Tree Wireless.

We believe that by focusing on wireless operators, OEMS, business and government customers and by providing products that are superior in quality, functionality, time to market and value, together with excellent customer service and superior distribution partner relationships and programs, we will be successful in our target markets.

Intellectual Property

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology. Pursuant to assignment of inventions agreements, all of our employees and consultants assign all intellectual property rights in the inventions created during such person’s employment or contract with Sierra Wireless to Sierra Wireless.

We currently hold 45 United States patents and 65 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (EU) and other regions in which we operate. In the United States, the Federal

Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, European Union and other required regulatory approvals for the products we currently sell.

Additional Information Concerning Our Business

Sierra Wireless’s operations do not have a significant impact upon the environment. We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations. Working with the contract manufacturers who make our products and relevant component suppliers, we intend to ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in the year. Our accumulated deficit at December 31, 2005 was $82.9 million. While we had earnings from operations for each of the previous two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002.

Our ability to achieve and maintain profitability in the future will depend on, among other things, the success of our restructuring, the continued sales of our current products and the successful development and commercialization of new products. If we do not return to profitability, our total losses will increase and we may be required to further restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  The timing of releases of our new products;

•                  The timing of substantial sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Competition from other market participants;

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

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced. As an example, during the first quarter of 2005, one of the factors that caused a significant decline in CDMA EV-DO PC card revenue was increased competition and loss of market share.

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

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues. In the last three fiscal years, there have been five different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 36% of our revenue. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

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

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

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

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

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

•            Higher than anticipated acquisition and integration costs and expenses;

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

•                  The incurrence of amortization expenses; and

•                  Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•            The diversion of management’s attention and resources;

•            Our relationships with customers may be adversely affected; and

•            We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

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

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide the comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

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

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares, of which, at March 23, 2006, 25,502,170 are issued and outstanding, and an unlimited number of preference shares, issuable in series, of which none are issued and outstanding. Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the preference shares upon issuance.

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

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented and ratified by our shareholders on April 27, 2000 and re-adopted by our shareholders on April 28, 2003. The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares. The Shareholder Rights Plan provides our board of directors and shareholders with 45 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. If a bid is made to all shareholders, is held open for at least 45 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price. Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution. The Shareholder Rights Plan will expire in accordance with its terms upon the termination of our 2006 annual meeting of shareholders. The directors have resolved to continue the Shareholder Rights Plan with certain minor amendments, by approving an amended and restated shareholder rights plan proposed to be dated April 25, 2006, subject to regulatory approval and approval of the shareholders.

MARKET FOR SECURITIES

Our common shares have been listed on The Toronto Stock Exchange since May 17, 1999, and currently trade under the symbol “SW”. Our common shares are co-listed on The Nasdaq National Market under the symbol “SWIR”.

Set out below are the price ranges and volume of common shares of Sierra Wireless, Inc. that traded on the Toronto Stock Exchange for the year ended December 31, 2005.

2005	Low Cdn $	High Cdn $	Total Monthly Volume

January	10.94	20.49	17,296,100
February	10.59	13.11	8,931,000
March	9.75	11.40	5,453,400
April	7.95	10.20	3,344,300
May	8.00	11.69	3,423,400
June	8.95	11.98	4,930,400
July	8.67	10.15	2,408,300
August	8.38	9.34	1,927,400
September	8.50	14.30	6,934,400
October	11.60	13.97	6,345,200
November	12.80	15.80	4,935,900
December	12.45	16.05	3,998,400

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 23, 2006, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier. To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 321,282 common shares, (not including common shares issuable upon the exercise of stock options), representing as of March 23,2006 approximately 1.3% of the issued and outstanding common shares.

Directors

Name, Position and Residence	Principal Occupation or Employment(1)	Director Since

Jason W. Cohenour President, CEO and Director Washington, U.S.A.

President and Chief Executive Officer of the Company since October 2005. Chief Operating Officer of the Company from August 2004 to October 2005, Senior Vice President, Worldwide Sales of the Company from 2000 to August 2004

October 2005

Gregory D. Aasen (3) Director British Columbia, Canada

Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to present; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005, Chief Operating Officer of PMC-Sierra, Inc. from 1997 to 2004 and Chief Technology Officer of PMC-Sierra, Inc. from 2003 to 2004

December 1997

Paul G. Cataford (2) (4) Director Alberta, Canada

President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to present; Managing Partner of HorizonOne Asset Management from December 2002 to 2004; Consultant from March 2002 to December 2002; Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002

July 1998

Peter Ciceri (4) Chairman and Director British Columbia, Canada	Corporate Director and principal of Peter Ciceri & Associates Executive Coaching and Business Counselling Services from 2001 to present; President of Rogers Telecom, Inc. from 2000 to May 2001	February 2000

Charles E. Levine (3) Director California, U.S.A.	Independent Outside Director of @Road, Inc., Somera Communications, Inc., Viisage Technology, Inc. and Lexar Media, Inc.; President and Chief Operating Officer of Sprint PCS from 2000 to 2002	May 2003

Nadir Mohamed (2) (5) Director Ontario, Canada

President and Chief Operating Officer of the Communications Division, which includes Rogers Wireless and Rogers Cable, of Rogers Communications Inc. and Director of Rogers from May 2005 to present; President, Chief Executive Officer and Director of Rogers Wireless Communications Inc. from 2001 to May 2005; President and Chief Operating Officer of Rogers Wireless Communications Inc. from 2000 to 2001

March 2003

S. Jane Rowe (2) Director Ontario, Canada

President and Chief Executive Officer of Roynat Capital from 2004 to present; Senior Vice President, Global Risk Management Division of Scotiabank from 2002 to 2004; Managing Director and Co-Head of Scotia Merchant Capital Corporation from 1997 to 2002

March 1998

David B. Sutcliffe (4) Director British Columbia, Canada	Corporate director. Chief Executive Officer of the Company from May 1995 through October 2005.	June 1995

Kent Thexton (3) Director British Columbia, Canada

President and Chief Executive Officer of SEVEN Networks, Inc. (a software company) from June 2005 to present; Co-Chief Executive Officer of SEVEN Networks, Inc. from April 2004 to June 2005; Chief Data and Marketing Officer of O2 and President of O2 Online from 2001 to 2004; President of Genie from 2000 to 2001

March 2005

Notes:

(1)          The information as to “principal occupation” has been furnished by the respective directors.

(2)          Member of the Audit Committee

(3)          Member of the Human Resources Committee

(4)          Member of the Governance and Nominating Committee

(5)          Mr. Mohamed does not intend to stand for re-election at the Company’s annual and special meeting of shareholders to be held on April 25, 2006.

Executive Officers

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years(1)	Length of Service

Jason W. Cohenour President and Chief Executive Officer Washington, U.S.A.

President and Chief Executive Officer of the Company since October 2005. Chief Operating Officer of the Company from August 2004 to October 2005, Senior Vice President, Worldwide Sales of the Company from 2000 to August 2004

10 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada

Consultant to BCE Emergis from September 2002 to January 2003; Chief Financial Officer of Bell Canada from June 2002 to September 2002; President and Chief Operating Officer of Bell ExpressVu from November 1999 to June 2002

2 years

James B. Kirkpatrick Chief Technical Officer California, U.S.A.

Senior Vice-President, Engineering of the Company from August 2003 to October 2004; President and Chief Executive Officer of AirPrime, Inc. from July 2002 to August 2003; Senior Vice-President, Engineering of AirPrime, Inc. from September 2000 to March 2003; Vice-President of Wireless Technologies of DENSO International America, Inc. from June 2000 to October 2000

3 years

Trent H. Punnett Senior Vice President, Marketing and Corporate Development British Columbia, Canada

Vice-President, Marketing of the Company from January 2005 to January 2006; Vice-President, Marketing and Product Line Management of Motorola from July 2003 to December 2004; Senior Director, Marketing and Product Line Management of Motorola from 2000 to June 2003

1 year

Notes:

(1)          The information as to “principal occupation” has been furnished by the respective senior officers.

CODE OF BUSINESS CONDUCT AND ETHICS

In 2003, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers and employees of the Company to ensure that the Company conducts its business in accordance with the highest standards of business conduct and ethics. The Board of Directors approved an updated version of the Code of Business Conduct and Ethics in December 2005. There have been no waivers granted from the Code of Business Conduct and Ethics since its adoption. The Code of Business Conduct and Ethics is available on the Company’s website at www.sierrawireless.com.

AUDIT COMMITTEE

Mandate of the Audit Committee

The full text of the Mandate of the Audit Committee is set out below:

“1.  Purpose and Scope

The audit committee (the “AC”) was established by the Board of Directors (“Board”) of Sierra Wireless Inc. (“Company”) to assist the Board in all issues relating to the oversight of the following:

•                  the Company’s systems of internal and disclosure controls regarding finance, accounting and legal compliance;

•                  the Company’s auditing, accounting and financial reporting processes generally;

•                  the Company’s financial statements and other financial information provided by the Company to its shareholders, the public and others;

•                  the Company’s compliance with legal and regulatory requirements;

•                  the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

•                  the Company’s whistleblower process; and

•                  the fulfillment of the other responsibilities set forth in this Mandate.

2.              Organization, Membership and Meetings

•                  Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.

•                  The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies, and as determined by the Governance and Nominating Committee (“GNC”) of the Board.

•                  All members of the Committee shall be “financially literate”, and at least one member of the Committee shall be a “financial expert”. “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.

•                  Members of the Committee shall be appointed annually by the Board on the recommendation of the GNC. Members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named.

•                  No director shall serve on the compensation committee of another company that employs such directors.

•                  No member shall be affiliated with the Company or any subsidiary.

•                  The Committee shall meet from time to time, as it deems necessary, but at least four times per year.

•                  The Committee may include management at its meetings, but shall also hold an executive session at each meeting at which only independent directors are present.

•                  The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book.

3.              Authority and Responsibilities

3.1.         With respect to the Auditors:

•                  Be directly responsible for recommending to the Board the appointment and compensation of the Auditor. Oversee the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•                  Have the sole authority to review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services. The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting. The Committee may consult with Management but shall not delegate these responsibilities to Management.

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

3.2.         With respect to financial statements:

•                  Review and discuss with Management and the Auditors the Company’s quarterly financial statements (including disclosures made in Management’s Discussion and Analysis, as defined in Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public. Subject to delegation from the Board, approve the interim financial statements and footnotes, MD&A and interim earnings press release.

•                  Review and discuss with Management and the Auditors the Company’s annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public. Recommend to the Board approval of the annual audited financial statements and footnotes, MD&A and annual earnings press release.

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

3.3.         With respect to periodic and annual reviews:

•                  Periodically review separately with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

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

3.4.         Discussions with Management:

•                  Review and discuss with Management the Company’s annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF, management information circular and any prospectuses.

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

•                  Inquire about the application of the Company’s accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for future occurrences that may have a material impact on the financial statements of the Company.

•                  Review and discuss with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies).

•                  Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

•                  The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•                  Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the Auditors’ letter of the recommendations to Management and Management’s response.

3.5.         With respect to internal controls and disclosure:

•                  In consultation with the Auditors and Management: (a) review the adequacy of the Company’s internal control structure and system, and the procedures designed to ensure compliance with laws and regulations, (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department, and (c) review and consider whether there is any need for the Company to establish an internal audit department.

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

3.6.         With respect to reporting obligations:

•                  Ensure that all reporting obligations related to the AIF (Form 40-F for US purposes) and management information circular under Part 5 of Multilateral Instrument 52-110 are fully complied with.

3.7.         Other:

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

•                  Review and reassess the adequacy of this Mandate annually and recommend to the Board any changes the Committee deems appropriate.

•                  Conduct an annual performance evaluation of Committee operations.

•                  As necessary to carry out its duties, to engage independent legal, accounting or other advisors to advise the Committee and set and pay the compensation for any such legal, accounting or other advisors employed by the Committee.

•                  Perform any other activities consistent with this Mandate, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

•                  The Committee will have full access to all books, records, facilities and personnel of the Company.

4.              External and Internal Linkages

•                  The Board

•                  The CEO and Senior Management

•                  Outside Consultants and Advisors

•                  The Corporate Governance and Nominating Committee”

Composition of the Audit Committee

S. Jane Rowe (Chair), Paul G. Cataford and Nadir Mohamed are the current members of the Audit Committee. Each of them is an Independent Director and is Financially Literate. The Board of Directors has determined that Mr. Nadir Mohamed and Ms. S. Jane Rowe are the Audit Committee’s financial experts.

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

Paul G. Cataford is the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization. Mr. Cataford’s other experience includes consulting, Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001. Mr. Cataford has extensive knowledge of venture capital investing and technology. Mr. Cataford completed a Mechanical Engineering Degree at Queen’s University and an MBA at York University.

Nadir Mohamed is the President and Chief Operating Officer of the Communications Division of Rogers Communications Inc., a cable television and wireless communications service provider across Canada. Prior to his most recent appointment in May 2005, Mr. Mohamed had been President and Chief Executive Officer and Director of Rogers Wireless Communications Inc. since 2001. Mr. Mohamed received a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant. As Mr. Mohamed does not intend to stand for re-election at the Company’s annual and special meeting of shareholders to be held on April 25, 2006, the Board of Directors intends to appoint another member of the Board to serve on the Audit Committee effective that date.

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

Auditor Independence

Sierra Wireless’s Audit Committee has concluded that the Auditors are independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements. The Audit Committee is required to approve all non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act.

Auditors’ Fees

In the 2005 and 2004 fiscal years, the fees paid to the Auditors were as follows:

	2005	2004
Audit Fees	$297,000	$288,000
Audit-Related Fees	23,000	31,000
Tax Fees	212,000	205,000
All Other Fees	Nil	Nil

Audit Fees

Audit fees for 2004 and 2005 are related to the audit of the year-end financial statements and the review of the Company’s quarterly financial statements and related filing documents including financial press releases.

Audit-Related Fees

Audit-related fees for 2005 are primarily for fees related to our Sarbanes-Oxley 404 documentation.

Tax Fees

Tax fees for 2005 and 2004 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company. Towards that end, management has designed such disclosure controls and procedures, or caused such disclosure procedures to be designed under our supervision (a) to ensure that material information relating to the Company, including our consolidated subsidiaries, is made known to management by others within the Company and such subsidiaries; and (b) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of the end of the period covered by this annual report, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s filings with applicable securities regulatory authorities is reported, processed, summarized and reported within the time periods specified by the applicable securities commissions and stock exchanges and that all material information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, do not expect the Company’s disclosure controls will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur. Any design of any system of controls is based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Limitations in control systems include the realities that judgments and decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

The Company is not yet required to be in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and, as such, is in the process of further evaluation and testing and, if required, enhancement of internal controls as a result of work being completed in connection with the requirements of section 404 of the Sarbanes-Oxley Act.

LEGAL PROCEEDINGS

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The plaintiffs filed the third amended complaint on July 7, 2005. In November of 2005, the District Court dismissed the third amended complaint, without prejudice, with respect to the Company and most of the other defendants. The plaintiffs did not file a fourth amended complaint and sought an order from the District Court dismissing the federal actions as to all defendants, with prejudice for the purposes of final judgment, however without prejudice to the state claims in the third amended complaint. The District Court so ordered on February 27, 2006. The plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit on March 8, 2006. We expect that it will be several months before they file their appeal brief. In December 2005, we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts. On February 6, 2006, we filed a Motion to Stay the state court action pending resolution of the nearly identical federal action. We expect the Motion to Stay will be heard by the San Diego Superior Court in late March, 2006. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss. We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company and certain of our current and former officers were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws. The actions filed in the U.S. District Court for the Southern District of California have been transferred to the U.S. District Court for the Southern District of New York. By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pretrial purposes, appointed co-lead plaintiffs in the consolidated action, approved the selection of co-lead counsel. Plaintiffs filed their consolidated amended complaint on February 21, 2006 and the defendants have until early April to file their Motion to Dismiss. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1.0 million. Accordingly, we accrued $1.0 million in our results of operations for the year ended December 31, 2005.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones. We were added as a defendant in existing Civil Action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc. Since that date, we have reached an agreement with MLR under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio. MLR has dismissed all claims against us in the lawsuit.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

QUORUM EXEMPTION

The rules and regulations of the Nasdaq Stock Market applicable to the Company require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares. The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile. The Company has had the benefit of this exemption in the current and prior year.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq rules generally look to the requirements of the primary market in the issuer’s country of domicile. The rules and policies of the Toronto Stock Exchange, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws. Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the common shares in Canada is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, and in the United States is Computershare Investor Services, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado. These offices and the principal offices of Computershare Investor Services Inc. in the City of Toronto maintain the register of common shares and can effect transfers and make deliveries of certificates for common shares.

MATERIAL CONTRACTS

There are no material contracts entered into outside of the Company’s ordinary course of business.

EXPERTS

KPMG LLP, independent chartered accountants, have audited our consolidated financial statements as at December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005 as set forth in their reports. KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                  may be found on SEDAR on www.sedar.com;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s financial statements and MD&A for the financial year ended December 31, 2005.