Form 40-F/A
period 2005-12-31
SIERRA WIRELESS INC
filed 2006-04-14
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

Amendment No. 1

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of the close of the period covered by the annual report:  25,476,447 Common Shares without par value as at December 31, 2005

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, If “yes”, is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   ☐  Yes    82 -       ☒  No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 amends both Exhibits 99.1 and 99.2 by inserting new paragraphs 4 and 5 in each Exhibit. No other information in our annual report on Form 40-F as filed on March 24, 2006 with the SEC is amended hereby, all such information is current as of the date of the Original Filing, and, except for the amendment of Exhibits 99.1, 99.2, 99.3 and 99.4, this Amendment No. 1 does not update the disclosure contained in the Original Filing to reflect events that have occurred since the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Filing.

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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA WIRELESS, INC.
(Registrant)

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

Date:  April 12, 2006

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

•                  In October 2005, Jason Cohenour, previously our COO, was named as our President and CEO. Mr. Cohenour succeeded David Sutcliffe, who has served as the Company's CEO since 1995 and who had announced his intention to retire earlier in the year. Mr. Sutcliffe, at the request of the Board of Directors, continues to serve the company in a non-management capacity as a member of the Board.

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

The following table outlines our current product offerings for wireless wide-area network PC cards and embedded modules:

Product Type	Product Class	Description	Products	Compatible Network/Territory
Wireless Network Cards	AirCard® 700 Series

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

			AirCard 860	Type II PC card for use on networks supporting UMTS in the 850 and 1900 MHz frequency bands. Primary territory is North America.

			AirCard 850	Type II PC card for use on networks supporting UMTS in the 2100 MHz frequency band. Primary territory is Europe.

	AirCard® 500 Series	Wide-area wireless NICs, providing LAN-like connectivity for computer users on the CDMA 1X and CDMA EV-DO networks.	AirCard 580	Dual-band CDMA2000 1X EV-DO networks. Territories are North America and Asia.

Embedded Modules	EM Embedded Modules

Embedded modules deliver wireless data and voice connectivity that OEMs integrate into products ranging from handheld computers, PDAs, laptops, Smartphones and mobile terminals, to fixed terminals including industrial meters, and monitoring equipment.

			EM3420	Dual-band CDMA2000 1X. Territories are North America and Asia.
			EM5625	Dual-band CDMA 1X EV-DO. Territories are North America and Asia.

Product Type	Product Class	Description	Products	Compatible Network/Territory
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

Competition

Wireless data technologies are converging toward standardizing on a few key cellular technologies. Cellular handsets are becoming 'smart' with increased data functionalities, PDAs are becoming wireless through the integration of embedded wireless capability, and laptop OEMs are beginning to embed wireless wide area network capability into their laptops. With the advent of new cellular technologies such as CDMA 1xEV-DO, EDGE, UMTS and HSDPA, new competitors are emerging.

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