Form 40-F
period 2007-12-31
SIERRA WIRELESS INC
filed 2008-03-26
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of the close of the period covered by the annual report:  31,334,617 Common Shares without par value as at December 31, 2007

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, If “yes”, is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐   Yes       82 -                       ☒   No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒    No   ☐

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operation and the Registrant’s financial statements for the year ended December 31, 2007 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are incorporated by reference herein.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ DAVID G. MCLENNAN
David G. McLennan,
Chief Financial Officer and Secretary

Date:March 26, 2008

Annual Information Form
March 24, 2008

ii

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, or incorporated by reference herein, that are not based on historical facts, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this Annual Information Form and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition and other risks detailed herein under the heading “Risk Factors”. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this Annual Information Form, or the documents incorporated by reference herein, are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

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

GENERAL DEVELOPMENT OF THE BUSINESS

General

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other mobile computing devices. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that wide area wireless for mobile computing and wireless M2M are both rapidly growing markets. We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans, growing customer awareness of mobile broadband and compelling return on investment rationale for users.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications. Our rugged mobile and M2M products are primarily used in the public safety, oil & gas, utility, mobile data, transportation and transaction processing markets. We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

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

In order to address this change in our business, we restructured our operations in June 2005, which included exiting our Voq professional phone initiative. Since the mid-2005 restructuring, we have re-focused our business on our core PC card and embedded module segments, including the development of new products and the expansion of markets for these products. Our launch of several new UMTS/HSDPA and CDMA EV-DO Revision A products resulted in strong revenue growth during 2006. We also expanded our global channels of distribution, adding important wireless operator channels like Orange, O2, Telefonica and Telstra, while solidifying our position with key existing customers such as AT&T, Sprint and Verizon. We also expanded our OEM channels and by the end of 2006 had design wins with twelve PC OEM customers across multiple airlinks.

In 2007, we achieved record annual revenue of $439.9 million driven by the launch of nine new products for both UMTS/HSPA and CDMA EV-DO Rev A networks across all of our product lines. We expanded our product footprint with key existing customers such as AT&T, Sprint and Verizon and significantly grew our European and Asia Pacific business, while maintaining profitability. In May 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless data solutions. In October 2007, we closed our bought deal common share offering (the “Offering”) of 3,500,000 common shares at a price of US$22.40 per share. Under the Offering, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 3,800,000 common shares from treasury. Gross proceeds of this Offering were $85.1 million and net proceeds were $80.9 million.

See “Narrative Description of Business - Our Products” for discussion of specific product development initiatives.

Significant Acquisitions

On May 25, 2007, we completed the acquisition of AirLink, a privately held developer and supplier of high value fixed and mobile wireless data solutions. The acquisition of AirLink is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions. The acquisition of AirLink also strengthens our position in the rugged mobile and M2M segments, both of which represent potentially high growth opportunities. We paid cash consideration of $12.0 million and issued approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink. A business acquisition report on Form 52-102F4 was filed on July 30, 2007.

Industry Background and Future Trends

Wireless Data Growth

We provide a broad range of products, including wireless modems for mobile computers, embedded modules for laptop and vertical OEM wireless applications and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications. We believe that wide area wireless for mobile computing and wireless M2M are both rapidly growing markets. We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans, growing customer awareness of mobile broadband and compelling return on investment rationale for users. Cellular network technologies such as CDMA EV-DO Revision A and

Universal Mobile Telecommunications System (“UMTS”)/High Speed Downlink Packet Access (“HSDPA”)/High Speed Uplink Packet Access (“HSUPA”) are expected to support much of this growth.

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

Mobile Computing. Many business professionals and individuals utilize laptops as their primary computing device. Smaller handheld computers or PDAs continue to be popular, as are newer mobile phones that offer more advanced capabilities, such as access to personal information, Internet, multi-media and email.

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

Existing Digital Technologies

Data communications over cellular networks is currently supported by various digital technologies. Newer, high-speed technologies include CDMA EV-DO Revision A and GSM-based HSDPA and HSUPA.

CDMA is a digital technology that significantly improves the capacity and quality of both voice and data communications and supports a broader range of applications, including voice, wireless Internet and multimedia. The deployment of CDMA EV-DO Revision A commercial service, the next generation of EV-DO, continues to expand the market for wireless data products and services. CDMA EV-DO Revision A offers theoretical downlink speeds of 3.1 Mbps, and theoretical uplink speeds of 1.8 Mbps. In North America, Sprint and Verizon are widely deploying CDMA EV-DO Revision A.

Leading GSM carriers in North America, Europe and Asia are deploying third generation (“3G”) networks to offer advanced services, including high-speed data, to their customers. 3G systems have been developed and launched to replace and/or complement second generation and 2.5G digital cellular systems.

In late 2005, the first network to upgrade to HSDPA, was AT&T (formerly Cingular Wireless) in North America demonstrating speeds between 500-700 kbps with maximum speeds up to 1.8 Mbps. In 2007, AT&T in North America, Telstra in Australia and Bouygues Telecom in France also announced their new high-speed 3G networks that offer uplink data speeds that are significantly faster than earlier network technologies.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and M2M markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and high value fixed and mobile wireless data solutions for industrial, commercial, public safety and M2M applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other mobile computing devices. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

Our Products

Our current product line of wireless modem solutions includes wide-area wireless AirCard products, embedded modules for notebook computers and other electronic devices, vehicle-mounted modems, M2M modems and enabling software. We have a number of new products under development within these product lines.

Our professional services team provides OEM customers with wireless product development support to integrate our wireless wide-area products into their products.

Sierra Wireless AirCard Products

PC and Express Card Modems: In North America, we continued to have a strong position with AT&T with shipments of our UMTS/HSDPA and HSUPA AirCards. HSUPA AirCards offer significant speed advantages over our HSDPA AirCards with a maximum theoretical downlink speed of up to 7.2 Mbps and uplink speed of up to 2 Mbps. During 2007, we maintained a solid position at Sprint with sales of our CDMA EV-DO Rev A AirCard and also shipped this product to Verizon and Telus. Our new CDMA EV-DO Rev A ExpressCards, built for notebook computers with ExpressCard expansion slots also began shipping to Sprint and Telus during 2007.

In Europe, we continued to supply our UMTS/HSPA PC cards to several wireless operators in the UK, France, Switzerland, Spain and to several other operators in the EMEA region. We launched our HSUPA ExpressCards with Bouygues Telecom in France in the fourth quarter of 2007.

In the Asia-Pacific region, we began shipments of our CDMA EV-DO Rev A ExpressCards to Telecom New Zealand in the second quarter of 2007 and began shipments of our HSUPA ExpressCards to Telstra in the third quarter of 2007.

USB Wireless Modems:  Our USB wireless modems plug into the USB ports of both notebook and desktop computers. During 2007, we began commercial shipments of our HSDPA USB modem to AT&T in the U.S. and O2 in the UK and shipped our EV-DO Rev A USB modem to Sprint, Verizon, Telecom New Zealand and Telus. We also introduced our USB modems for HSUPA networks and commenced commercial shipments to AT&T and Telstra in 2007. Our new HSUPA USB modem, the Apex 880, which is smaller than previous models, has an innovative new design and additional features, and is expected to be available for shipping in the second quarter of 2008. We believe that form factor and industrial design are important differentiators among USB products.

In 2007, sales of our AirCard products increased 102% to $315.9 million, compared to $156.5 million in 2006. The majority of this growth came from the sale of USB wireless modems, which generated $141.0 million of revenue in 2007. Continued success with our AirCard products will depend in part on our ability to develop AirCard products that meet our customers’ evolving design, schedule and price requirements.

Sierra Wireless Embedded Module Products

We have two categories of embedded module customers: notebook computer manufacturers (“PC OEM”) and vertical OEM customers who provide solutions for a variety of applications, including rugged handheld devices, fixed in-vehicle solutions and fixed wireless terminal solutions (“vertical OEM”).

We currently have embedded module design wins with several PC OEM customers, including HP, Fujitsu and NEC, across multiple generations of both CDMA EV-DO and HSDPA/HSUPA technologies. PC OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis. While we have been successful securing many design wins, we are not guaranteed future design wins. We expect that the PC OEM market will become more competitive in 2008 with the entrance of both Ericsson and Qualcomm Gobi solutions for PC OEMs.  We believe that the Gobi solution could lower the barriers to market entry for new competitors, including potential price leaders. Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ design, schedule and price requirements.

We began commercial shipments of our embedded modules for HSUPA networks during the third quarter of 2007. During the fourth quarter of 2007, Fujitsu launched notebook platforms incorporating our new HSUPA modules in Hong Kong on SmarTone-Vodafone and in Japan on the NTT DoCoMo network. Our launch with Fujitsu on NTT DoCoMo marks our initial commercial entry into the Japanese market.

We continue to have a solid position with our vertical OEM customers. In the first quarter of 2007, we announced that Cisco Systems selected our embedded modules for its Integrated Service Routers for enterprise disaster recovery and rapid deployment applications. We also have design wins with Ericsson, Digi and others for fixed wireless terminal and router solutions. We believe that there are good growth opportunities in the vertical OEM market and are investing to expand our position.

In 2007, sales of our embedded module products increased 76% to $91.2 million, compared to $51.9 million in 2006.

The following table outlines our current product offerings for wireless wide-area network PC cards and embedded modules:

Product Type	Product Class	Description	Products
Wireless Network Cards	AirCard® 800 Series	Wide-area wireless modems providing wireless broadband connectivity for computer users on HSUPA/HSDPA/UMTS/EDGE/GPRS networks.	AirCard 880/881 AirCard 880E/881E AirCard 875

	AirCard® 500 Series	Wide-area wireless modems providing wireless broadband connectivity for computer users on CDMA EV-DO Revision A networks.	AirCard 595 AirCard 597E

USB Modems	AirCard® USB 800 Series

USB wireless modems providing wireless broadband connectivity for users on HSUPA/HSDPA/UMTS/EDGE/GPRS networks. The USB wireless modem plugs directly into any USB port on a laptop or desktop PC, or via the included docking cradle.

AirCard 880U/881U Air Card 875U

AirCard® USB 500 Series

USB wireless modems providing wireless broadband connectivity for users on EV-DO Revision A networks. The USB wireless modem plugs directly into any USB port on a laptop or desktop PC, or via the included docking cradle.

Air Card 595U

Embedded Modules	MC8700 Series PCI Express Mini Cards

Embedded 3G wireless modules based on the PCI Express Mini Card form factor and interface specification. The MC87XX series delivers HSDPA/UMTS/EDGE/GPRS wireless voice and data capability to laptop OEMs and other manufacturers.

MC8780/MC8781 MC8775/MC8775V

MC5700 Series PCI Express Mini Cards

Embedded 3G wireless modules based on the PCI Express Mini Card form factor and interface specification. The MC5700 series delivers CDMA EV-DO Revision A and CDMA 1X EV-DO wireless voice and data capability to laptop OEMs and other manufacturers.

MC5725/MC5725V

Sierra Wireless Rugged Mobile and M2M Product Line

The Sierra Wireless rugged mobile and M2M product line consists of intelligent modems that are sold into a variety of markets and applications including law enforcement, emergency services, field service, financial, energy and industrial controls.

Our rugged mobile products are typically mounted in a vehicle and are physically connected to a computer or data terminal. The rugged mobile product line is designed to operate in harsh conditions, including extremes of temperature, humidity, vibration and vehicle ignition noise. Our MP products come with fully integrated GPS capability as a standard feature. During 2007, we began commercial shipments of two next generation versions of our MP product, the MP 595 for EV-DO Revision A and the MP 875 for UMTS/HSDPA 3.6 Mbps networks. The MP 595 is certified for use on the Sprint Mobile Broadband Network and Verizon Network and the MP 875 is certified for use on AT&T’s BroadbandConnect network.

With the acquisition of AirLink, we have also expanded our product line to include M2M solutions and fixed wireless terminals. We introduced the PinPoint X and Raven X, a new line of intelligent modems that have been certified and are commercially available for use on the Verizon Wireless and Bell Mobility EV-DO Rev A networks. We also introduced the Raven XT, a more compact model with increased processing power that is expected to begin commercial shipments in the first quarter of 2008.

Enabling Software

Our line of software allows our modems and devices to work with laptop and handheld computers and other devices:

•                  Sierra Wireless Watcher™ Software is a graphical user interface designed for everyday use with our modems. While the modem is in use, the Watcher program provides ongoing information on registration status and signal strength and allows the user to switch operating modes where applicable. Sierra Wireless Watcher supports all major PC and handheld Windows-based  operating systems. In addition, for certain products, Sierra Wireless Watcher supports Mac operating systems.

•                  ALEOS provides reliable and feature-rich embedded intelligence. With extensive capabilities like remote monitoring and configuration, packet-level diagnostics and over-the-air firmware updates, ALEOS simplifies integration, installation, operation and maintenance of any AirLink wireless data solution.

•                  Wireless Ace is a device configuration and monitoring tool included with every Sierra Wireless AirLink modem that enables customers to control their AirLink modems from anywhere.

•                  AceNet is an enterprise-grade device management tool that allows customers to monitor and manage their fleet of AirLink modems from a central location. Coupled with ALEOSTM, AceNet enables customers to perform full device integration, poll modems and chart performance statistics.

•                  AceView is a low-profile dashboard that monitors local connectivity with AirLink in-vehicle modems, displaying RF and GPS signal strength and location.

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

Product Revenue

Our revenue by product for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
AirCards	71%	71%
Embedded modules	21	24
Mobile and M2M	6	3
Other	2	2
	100%	100%

Future Products

We continually evaluate and develop new products and technologies that will allow us to take advantage of the ever expanding and dynamic wireless market. Emerging wireless standards that are areas of significant new product development interest for us include:

•                  HSUPA: HSUPA offers theoretical speeds of up to 7.2 Mbps downlink and increased up link speeds of up to 2 Mbps. Our plan is to introduce new products during 2008 that incorporate HSUPA technology. We expect the new ApexTM 880 USB modem, the CompassTM 885 USB modem and the AirCard 885E ExpressCard to begin commercially shipping in 2008. These products offer tri-band UMTS/HSDPA and quad-band GPRS/EDGE network access for roaming on high-speed networks worldwide.

Product Development

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 193 full time employees, located in Richmond, BC, Carlsbad, CA and Newark, CA, are skilled in the areas of radio frequency, hardware, embedded software, host software and mechanical design. Combined, this team has several thousand person years of experience in the design of small form factor wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields, with younger graduates from leading universities.

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

Our product development staff stays current in technology by participating in industry groups such as the Personal Computer Communications Association (“PCCA”), the Cellular Telecommunications Industry Association (“CTIA”), the Mobile Advisory Council (“MAC”), the USB Forum, the PCI Special Interest Group (“PCI-SIG”), the European Telecommunications Standards Institute (“ETSI”), the PCS Type Certification Review Board (“PTCRB”), the Third Generation Partnership Project (“3GPP”), the Third Generation Partnership Project 2 (“3GPP2”) and the International Wireless Packaging Consortium, and through ongoing technical education. We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

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

Wireless Operators

Wireless operators play two key roles in our distribution strategy. First, wireless operators are resellers for us, purchasing our products and then reselling them to end-user customers through their business and retail channels. Second, the wireless operator sales team often works with our sales team to jointly sell wireless solutions and our equipment to corporate and government end-user customers. The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services. We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Resellers

Resellers purchase our products either directly from us or from a distributor and resell them to carriers and end-user customers. In order to support resellers who prefer to purchase through a distributor, we have selectively formed distribution relationships. Distributors ensure that our products are available to a large number of resellers.

Resellers generally combine our products with other elements of an overall solution, such as computer hardware, application software and bundled communication services and deliver a complete solution to the end-user customer. Resellers include computer resellers, wide-area network resellers, application developers and system integrators.

Original Equipment Manufacturers

Original equipment manufacturers are companies that integrate our embedded modules into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels. Our embedded modules have been integrated into a range of devices, such as laptops, industrial handheld computers, wireless routers, PDAs and Smartphones.

Marketing

Our marketing team is responsible for providing product management, strategic marketing and marketing communications for our products on a global basis. Members of the product management team play an active role in our core team approach to developing and managing individual products through their entire product life cycle. Emphasis is placed on understanding customer needs, developing the business case, determining competitive positioning and pricing, and ensuring product completeness, which includes documentation, packaging, collateral, promotional material and marketing programs.

Marketing Communications

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

•            Actively seeking editorial coverage and placing advertisements in industry, business and trade publications;

•            Actively participating in industry associations;

•            Meeting with opinion leaders and industry analysts; and

•            Participating in targeted conferences and trade shows.

We work with our channel partners to develop programs to encourage customer adoption and promotion of our brand. Through marketing strategies including market analysis, branding, design, packaging and promotions, we launch products into the marketplace that complement customer launch timelines.

Manufacturing

We outsource most of our manufacturing services, including parts procurement, kitting, logistics, assembly and repair. We believe that outsourcing allows us to:

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

We use Flextronics, a large global electronics manufacturing services (“EMS”) provider, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution. This includes design support, procurement, low cost manufacturing and repair in China and fulfillment services from Zalaegerszeg, Hungary. By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability. Our more complex, lower volume products are manufactured by other EMS partners.

Employees

As of December 31, 2007 we had a total of 376 full time employees, 186 of whom are at our head office in Richmond, B.C., with the balance being located across the United States, Canada, Europe and Asia. Of the 376 employees, 193 are involved in product development, 68 are involved in manufacturing, 44 are sales and support personnel, 29 are marketing personnel and 42 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee restricted share unit plan, our employee stock purchase plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our employees.

Competition

Mobile broadband technology is penetrating the mainstream population. Mobile broadband advertisements are appearing on television, in magazines, newspapers, train stations and airports around the world. Adoption is reaching a level that more competitors are entering the market and some of these competitors are large corporations with strong manufacturing scale and financial resources at their disposal. The technology is still evolving with faster and more efficient airlink technologies being released by chipset and infrastructure manufacturers. This evolution creates an opportunity for us to differentiate ourselves by being early to market with quality implementations of these new airlinks.

PC Cards:  We have established a technology leadership position by being early to market with our HSPA PC cards in North America and Europe. In North America, we sell both EV-DO and HSPA PC cards and our competitors include Kyocera Wireless Corp., Novatel Wireless, Inc., Option N.V., Pantech and Sony Ericsson. In Europe, we sell HSPA PC cards and our main competitors include Huawei, Novatel Wireless, Inc., Option N.V. and Sony Ericsson. In Asia, we sell EV-DO and HSPA PC cards and our main competitors include Huawei, Option N.V. and ZTE.

Embedded Modules:  We expect that competition in the PC OEM market will continue to intensify in 2008 with the entrance of Ericsson and Qualcomm’s Gobi solution for PC OEMs.  We believe that the Gobi solution could lower the barriers to market entry for new competitors, including potential price leaders. Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ design, schedule and price requirements. We continue to have a solid position with our vertical OEM customers.

Mobile and M2M:  We have bolstered our presence in this space with the acquisition of AirLink Communications in May 2007. Our installed base includes all primary M2M vertical market segments, but we have a stronger presence within energy, public safety and transportation. We are focusing our efforts on expanding our presence in North America and entering Europe. Our competitors include Digi International Inc., BlueTree Wireless Data Inc., Enfora, Multi-Tech Systems, Inc., Sarian Systems, Top Global USA, Inc. and various embedded applications. We continue to differentiate ourselves through superior design, embedded intelligence, elegant management tools and customer support.

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

We currently hold 61 United States patents and 106 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide the comparable regulatory guidance in Europe.

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

RISK FACTORS

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our 2007 Management Discussion and Analysis which can be found on our website at www.sierrawireless.com or at www.sedar.com and are incorporated herein by reference.

DIVIDENDS

Since incorporation, we have not paid any dividends on our common shares. Our current intention is to reinvest earnings to finance the growth of our business. We do not anticipate that we will pay any dividends on our common shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares, of which, at March 24, 2008, 31,347,563 are issued and outstanding, and an unlimited number of preference shares, issuable in series, of which none are issued and outstanding. Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the preference shares upon issuance.

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

Set out below are the price ranges and volume of common shares of Sierra Wireless, Inc. that traded on the Toronto Stock Exchange for the year ended December 31, 2007.

2007	Low Cdn $	High Cdn $	Total Monthly Volume

January	15.40	17.85	3,998,100
February	15.74	19.20	4,762,200
March	15.02	18.50	2,692,200
April	17.80	20.97	3,369,800
May	19.24	23.67	3,835,400
June	23.18	28.15	5,344,200
July	23.83	29.37	5,653,100
August	18.85	24.22	7,176,300
September	20.75	24.79	3,332,400
October	17.61	23.10	10,950,300
November	15.53	22.83	9,127,300
December	14.61	17.75	4,210,200

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 24, 2008, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier. To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 269,543 common shares, (not including common shares issuable upon the exercise of stock options), representing as of March 24, 2008 approximately 0.9% of the issued and outstanding common shares.

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

Gregory D. Aasen (3) Director British Columbia, Canada

Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005; Chief Operating Officer of PMC-Sierra, Inc. from 1997 to 2004 and Chief Technology Officer of PMC-Sierra, Inc. from 2003 to 2004

December 1997

Name, Position and Residence	Principal Occupation or Employment(1)	Director Since
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

S. Jane Rowe (2) Director Ontario, Canada

Independent Outside Director; An Officer of Scotiabank, most recently serving as Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation and Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from 2004 to 2006; Senior Vice President, Global Risk Management Division of Scotiabank from 2002 to 2004; Managing Director and Co-Head of Scotia Merchant Capital Corporation from 1997 to 2002

March 1998

David B. Sutcliffe (4) Director British Columbia, Canada	Corporate Director from October 2005 to present; Chief Executive Officer of the Company from May 1995 through October 2005	June 1995

Kent Thexton (3) Director British Columbia, Canada

Managing Partner, i-wireless LLC (a US based MVNO) from November 2006 to present; Chairman of Redknee (a billing software company) from 2004 to present; Executive Chairman of SEVEN Networks, Inc. (an application software company) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. from April 2004 to October 2006; Chief Data and Marketing Officer of O2 PLC and President of O2 Online from 2001 to 2004

March 2005

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

12 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada

Chief Financial Officer of the Company from March 2004 to present; Consultant to BCE Emergis from September 2002 to January 2003; Chief Financial Officer of Bell Canada from June 2002 to September 2002; President and Chief Operating Officer of Bell ExpressVu from November 1999 to June 2002

4 years

James B. Kirkpatrick Chief Technical Officer California, U.S.A.

Chief Technical Officer of the Company from September 2004 to present; Senior Vice-President, Engineering of the Company from August 2003 to August 2004; President and Chief Executive Officer of AirPrime, Inc. from July 2002 to August 2003; Senior Vice-President, Engineering of AirPrime, Inc. from September 2000 to March 2003

5 years

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

Relevant Education and Experience

S. Jane Rowe is currently an Independent Director.  Ms. Rowe is an Officer of Scotiabank, most recently serving as the Executive Vice-President, Domestic Personal Lending and Insurance, and President and CEO of Scotia Mortgage Corporation, the mortgage subsidiary of Scotiabank from May 2006 until July 2007.  Ms. Rowe was also Vice Chairman of Maple Trust Company and Travelers Leasing Corporation, both of which are wholly-owned subsidiaries of Scotiabank.  Prior to her most recent appointment in May 2006, Ms. Rowe was the President and Chief Executive Officer of Roynat Capital.  Ms. Rowe has an extensive background in the financial services and banking industry with over 20 years of experience with the Scotiabank Group.  Ms. Rowe holds a Bachelor of Commerce degree with honours from Memorial University of Newfoundland and an MBA from York University.

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

Auditors’ Fees

In the 2007 and 2006 fiscal years, the fees paid to the Auditors were as follows:

	2007	2006
Audit Fees	$792,000	$357,000
Audit-Related Fees	41,000	51,000
Tax Fees	226,000	203,000
All Other Fees	Nil	Nil

Audit Fees

Audit fees for 2007 include fees related to the audit of our year-end financial statements, audit of our internal controls over financial reporting, review of our quarterly financial statements, review of the AirLink Business Acquisition Report and review of our short-form prospectus.  Audit fees for 2006 include fees related to the audit of our year-end financial statements and review of our quarterly financial statements.

Audit-Related Fees

Audit-related fees for 2007 include fees related to due diligence services relating to the AirLink acquisition.  Audit-related fees for 2006 are for fees related to our Sarbanes-Oxley 404 documentation.

Tax Fees

Tax fees for 2007 and 2006 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2007.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

The Company does not expect that its disclosure controls and procedures will prevent all error and all fraud, if any. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The Company considered these limitations during the development of its disclosure controls and procedures and will continually re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our financial statements has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007.  The attestation report is included in our audited financial statements that are filed on www.sedar.com and on www.sec.gov and are incorporated herein by reference.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

Sierra Wireless America, Inc., as successor to AirPrime, Inc., was named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the court in February 2007 and the appeal period, in respect of such decision, has expired.  The settlement was recorded in the first quarter of 2007 and had no net effect on our income statement.

The Company and certain of its current and former officers were named as defendants in several class action complaints for alleged violations of federal securities laws which were consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York.  The defendants filed a motion to dismiss on April 7, 2006 and on May 15, 2007 the court dismissed the complaints in their entirety.  The appeal period, in respect of such decision, has expired.  This litigation is concluded. During 2005, we determined that it was probable that the legal costs related to these complaints might exceed our policy retention amount of $1.0 million.  Accordingly, we expensed $1.0 million in 2005.  Our legal costs totalled approximately $0.4 million, therefore we recorded $0.6 million as a recovery of administration costs in the second quarter of 2007.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

 OFF-BALANCE SHEET ARRANGEMENTS

During 2007, we had obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. At December 31, 2007, we had $6.2 million outstanding under these letters of credit.  Our obligations under these financial instruments expired in February 2008 and have been replaced by a standby irrevocable letter of credit.

As of December 31, 2007, we did not have any off-balance sheet finance or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table specifies our known contractual obligations as of December 31, 2007:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. dollars)

Operating lease obligations	$11,089	3,639	5,842	1,608	—
Purchase commitments(1)	166,067	166,067	—	—	—
Long-term liabilities(2)	858	277	407	174	—
Total	$178,014	$169,983	$6,249	$1,782	$—

Notes

(1)          Purchase commitments represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2008 and March 2008.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

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

MATERIAL CONTRACTS

On March 6, 2007, we announced a definitive agreement to acquire 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed, portable and mobile wireless data solutions for industrial and public safety applications located in Hayward, California. The acquisition was completed on May 25, 2007 for a purchase price of $31.0 million, including $12.0 million of cash consideration, subject to customary closing adjustments, and approximately 1.3 million shares of Sierra Wireless issued to the shareholders of AirLink.

There are no other material contracts entered into outside of the Company’s ordinary course of business.

EXPERTS

KPMG LLP, independent chartered accountants, have audited our consolidated financial statements as at December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007 as set forth in their reports.  KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                  may be found on SEDAR at www.sedar.com and on EDGAR at ww.sec.gov;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2007 and 2006 and is incorporated herein by reference and form an integral part of this Annual Information Form.