Form 40-F
period 2008-12-31
SIERRA WIRELESS INC
filed 2009-03-27
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

CT Corporation
111 Eighth Avenue
New York, New York 10011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of the close of the period covered by the annual report:  31,031,954 Common Shares without par value as at December 31, 2008

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, If “yes”, is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes        82 -             ☒ No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒      No  ☐

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operation and the Registrant’s financial statements for the year ended December 31, 2008 may be found on SEDAR at www.sedar.com and on Form 6-K, furnished to the Securities Exchange Commission (“Commission”) on March 27, 2009, at www.sec.gov and are incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

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

B.             Consent to Service of Process

A Form F-X, as amended, signed by the Registrant and the Registrant’s agent for service of process with respect to the Common Shares has been filed with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA WIRELESS, INC.
(Registrant)

/s/ DAVID G. MCLENNAN
David G. McLennan,
Chief Financial Officer and Secretary

Date:  March 27, 2009

Annual Information Form
March 25, 2009

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, or incorporated by reference herein, that are not based on historical facts, constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”).  These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements.  Forward-looking statements include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this Annual Information Form, and the documents incorporated by reference herein, and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition and other risks detailed herein under the heading “Risk Factors”.  Many of these factors and uncertainties are beyond the control of the Company.  Consequently, all forward-looking statements in this Annual Information Form, or the documents incorporated by reference herein, are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments anticipated by the Company will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

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

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless (UK) Limited	United Kingdom
Sierra Wireless (Asia-Pacific) Limited	Hong Kong
Sierra Wireless (Australia) Pty Limited	Australia
Sierra Wireless Technology (Shenzhen) Ltd.	China
Sierra Wireless Japan KK	Japan
Sierra Wireless France SAS	France
Sierra Wireless Luxembourg S.à.r.l.	Luxembourg

GENERAL DEVELOPMENT OF THE BUSINESS

General

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers (“OEMs”), and high value fixed and mobile wireless solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development and launch, leveraging our expertise in wireless design, integration and certification to provide built-in wireless connectivity for mobile computing devices and other vertical market solutions. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that mobile broadband for the mobile computing market has strong growth prospects.  We believe that the key growth enablers for this market include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans and growing customer awareness of mobile broadband.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications.

Our rugged mobile and M2M products are used primarily in the public safety, energy, industrial, transportation and transaction processing markets.  We believe the mobile and M2M markets we serve offer attractive opportunities for long term profitable growth.  We also believe that there are many mobile and M2M segments and customers, as well as a fragmented base of competitors, giving us opportunity to expand our market position and share.

We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

During 2006, our launch of several new Universal Mobile Telecommunications System (“UMTS”)/High Speed Downlink Packet Access (“HSDPA”) and Code Division Multiple Access Evolution-Data Optimized Revision A (“CDMA EV-DO Rev A”) products resulted in strong revenue growth. We also expanded our global channels of distribution, adding important wireless operator channels like Orange, O2, Telefonica and Telstra, while solidifying our position with key existing customers such as AT&T Inc. (“AT&T”), Sprint Nextel (“Sprint”) and Verizon Wireless (“Verizon”).  We also expanded our OEM channels and by the end of 2006 had design wins with twelve portable computing OEM (“PC OEM”) customers across multiple airlinks.

In 2007, we achieved annual revenue of $439.9 million, driven by the launch of nine new mobile computing products for both High Speed Packet Access (“HSPA”) and CDMA EV-DO Rev A networks.  We expanded our product footprint with key existing customers such as AT&T and Sprint, and significantly grew our European and Asia-Pacific business, while increasing profitability.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless solutions in the M2M segment.  The acquisition is consistent with our strategy of strengthening our position in the rugged mobile and M2M segments and expanding our high gross margin product lines.  The aggregate purchase price was $31.2 million, including cash consideration of $12.0 million, the issuance of approximately 1.3 million Common Shares of Sierra Wireless to the shareholders of AirLink and $1.6 million in transaction costs.

In 2008, we achieved record annual revenue of $567.3 million, an increase of 29% compared to $439.9 million in 2007, driven by sales of our newest HSPA and CDMA EV-DO Rev A products.  Gross margin was 27.6% in 2008, compared to 28.0% in 2007.  Earnings from operations were $44.6 million in 2008, compared to $38.6 million in 2007.  Net earnings were $62.6 million, or diluted earnings per share of $2.00 in 2008, compared to $32.5 million, or diluted earnings per share of $1.16, in 2007.  Net earnings for 2008 include an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction that is described below.  In addition, we reduced our valuation allowance by $6.5 million which reduced our income tax expense and increased net earnings.

During the second quarter of 2008, we received regulatory approval that allows us to purchase up to 1,567,378 of our Common Shares (approximately 5% of our Common Shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).  As of December 31, 2008, we had purchased and cancelled 407,700 shares under the Bid.

Subsequent to year end, on January 29, 2009, we implemented an expense reduction program that is expected to reduce labor costs by approximately $5.5 million on an annualized basis.  The program included the elimination of approximately 56 positions, representing approximately 10% of our workforce.  The actions related to this program are expected to be completed during the first quarter of 2009.  We expect to incur a pre-tax charge of approximately $1.3 million in the first quarter of 2009 for severance and other costs related to this program. The organizational changes included the resignation of Mr. Trent Punnett, Senior Vice-President, Marketing and Corporate Development.

See “Narrative Description of Business - Our Products” for discussion of specific product development initiatives.

Significant Acquisitions

On December 2, 2008, we announced an all cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions.  The total value of the transaction is approximately €218 million.  We made a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding Wavecom shares and 99.97% of the OCEANEs, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the opening of a subsequent offering period of the all cash tender offer for Wavecom securities in France and the United States.  The subsequent offering period will close on March 31, 2009.  The offer price for the Wavecom ordinary shares is €8.50 per share and the offer price for the OCEANEs is €31.93 plus unpaid accrued interest, per OCEANE.  Shortly after closing of the subsequent offering period and provided applicable legal requirements are satisfied, we intend to implement a squeeze-out of the Wavecom shares and OCEANEs that have not been tendered to the offer and to request the delisting of Wavecom shares and OCEANEs from Euronext and ADSs from Nasdaq.

We used cash available on our balance sheet to fund the purchase of the ordinary shares of Wavecom and utilized our credit facilities to fund the purchase of the OCEANEs of Wavecom.  On December 1, 2008, we had drawn a letter of credit in the amount of €218 million issued under a €218 million secured term facility with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce as lenders.  The term facility was secured by cash of €136.8 million and a pledge against all of our assets.  On February 26, 2009, we borrowed €80.473 million under the term facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the term facility.  As of February 27, 2009, the letter of credit was reduced from €218 million to €22.2 million. On March 13, 2009 the term loan of €80.473 million was repaid with proceeds from the redemption of the OCEANEs.

We expect the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia.  We have not yet filed a business acquisition report for the acquisition of Wavecom.

Industry Background and Future Trends

Wireless Data Growth

We provide a broad range of products, including wireless modems for mobile computers, embedded modules for laptop and vertical OEM wireless applications and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications.  We believe that wide area wireless for mobile computing and wireless M2M are both rapidly growing markets.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans, growing customer awareness of mobile broadband and compelling return on investment rationale for users.  Cellular network technologies such as CDMA EV-DO Rev A and UMTS/HSDPA/High Speed Uplink Packet Access (“HSUPA”)/High Speed Packet Access Plus (“HSPA+”) are expected to support much of this growth.

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

Mobile Computing.  Many business professionals and individuals utilize laptops as their primary computing device.  Smaller handheld computers or personal digital assistants (“PDAs”) continue to be popular, as are newer mobile phones that offer more advanced capabilities, such as access to personal information, Internet, multi-media and email.

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

Existing Digital Technologies

Data communications over cellular networks are currently supported by various digital technologies.  Newer, high-speed technologies include CDMA EV-DO Rev A and Global System for Mobile communications (“GSM”) based HSDPA, HSUPA and HSPA+.

CDMA is a digital technology that improves the capacity and quality of both voice and data communications and supports a broad range of applications, including voice, wireless Internet and multimedia.  The deployment of CDMA EV-DO Rev A commercial service, the next generation of EV-DO, continues to expand the market for wireless data products and services.  CDMA EV-DO Rev A offers theoretical downlink speeds of 3.1 Mbps, and theoretical uplink speeds of 1.8 Mbps.  In North America, Sprint and Verizon are widely deploying CDMA EV-DO Rev A.

Leading GSM carriers in North America, Europe and Asia are deploying third generation (“3G”) networks to offer advanced services, including high-speed data, to their customers.  3G systems have been developed and launched to replace and/or complement second generation and 2.5G digital cellular systems.

In late 2005, the first network to upgrade to HSDPA, was AT&T in North America.  In 2007, AT&T in North America, Telstra in Australia and Bouygues Telecom in France also announced their new high-speed 3G networks that offer uplink data speeds that are significantly faster than earlier network technologies.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and M2M markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for OEMs, and high value fixed and mobile wireless data solutions for industrial, commercial, public safety and M2M applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other mobile computing devices. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

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

Sierra Wireless AirCard Products

PC Adapter Products: PC adapter products include our AirCard branded PC cards, and our USB modems.  In 2008, sales of our PC adapter products increased 29% to $408.8 million, compared to $315.9 million in 2007.  USB wireless modems dominate the composition of our PC adapter product line, generating approximately $288.5 million of revenue in 2008, compared to $141.0 million in 2007.  Continued success with our PC adapter products will depend in part on our ability to continue to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

Our USB wireless modems plug into the USB ports of notebook and desktop computers, as well as other products such as network routers.  In the first half of 2007, we began commercial shipments of our USB modems for HSDPA and CDMA EV-DO Rev A networks and began shipping our HSUPA USB modems during the fourth quarter of 2007. During 2008, we continued to have a strong position with AT&T and Telstra with shipments of our HSUPA USB modems and with Sprint with shipments of our CDMA EV-DO Rev A USB modems.

During the third quarter of 2008, we began shipping our new USB modem for HSUPA networks, the Compass 885, to AT&T in the United States, O2 in the United Kingdom, Telstra in Australia and Swisscom and sunrise in Switzerland.   We also commenced shipments of our CDMA EV-DO Rev A

USB modem, the Compass 597, to Telus in Canada and Telecom New Zealand.   During the fourth quarter of 2008, we began shipping our latest USB modems, the Compass 888 for HSPA networks and the USB 598 for CDMA EV-DO Rev A networks.  We believe that form factor and industrial design are important differentiators among USB products.  Our new USB wireless modems are smaller than our previous models and have an innovative new industrial design and feature set.  We expect that the timing of the introduction of new USB form factors by ourselves and our competitors may lead to volatility in our revenue on a quarterly basis, as new form factors enter the market at different times.

During the fourth quarter of 2008, we introduced our new HSPA ExpressCards, the AirCard 501 and AirCard 502, that provide 3G mobile broadband in a compact, durable design.  These ExpressCards are expected to commence shipping during the first quarter of 2009.

Sierra Wireless Embedded Module Products

We have two categories of embedded module customers, PC OEMs, who manufacture notebook computers and related mobile computing devices and vertical OEMs who provide solutions for a variety of applications, including networking, industrial handhelds, emergency services, energy management and transaction processing.

In 2008, sales of our embedded module products increased 8% to $120.2 million, compared to $91.2 million in 2007.  Of the $120.2 million, approximately $66.5 million was from sales to PC OEMs and $53.7 million was from sales to vertical OEMs.

We currently have embedded module design wins with several PC OEMs.  During 2008, Fujitsu Siemens Computers selected our HSPA modules to provide network connectivity for selected models in its LIFEBOOK product line of professional notebook computers.  In addition, NEC integrated our HSPA embedded module in its LaVie G type J notebook computer that operates on the NTT DoCoMo network in Japan.  While we have been successful in securing design wins, we are not guaranteed future design wins.  The PC OEM market became more competitive during 2008 with the entrance of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had design wins.  We expect this increase in competition will continue to put pressure on our revenue from PC OEMs during 2009.  Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

We continue to have a solid position with vertical OEM customers.  In the first quarter of 2008, we announced that LANCOM Systems selected our embedded module to provide broadband connectivity for its UMTS router and that Becker Marine Systems Communication has integrated our embedded modules into its communication server.  During 2008, Alcatel-Lucent selected our embedded module for its wireless laptop security, management and tracking system.  ERCO & GENER, a maker of communication systems for the French and export markets, also selected our embedded modules to provide HSPA network connectivity for their GenPro 30e modem.   Netcomm launched two wireless gateway devices that use our embedded module on Telstra’s Next G network and CalAmp integrated our embedded modules in their new wireless meter reading communication platform.  We also have design wins with Cisco, Ericsson, Digi and others for networking solutions.  We believe that there are good growth opportunities in the vertical OEM market and are investing to expand our position.

During 2008, we introduced five new embedded modules, the MC8785V, the MC8790 and the MC8790V for HSUPA networks, and the MC5727 for CDMA EV-DO Rev A networks.  We also introduced our MC8792V for HSPA networks, which is our first embedded module to offer UMTS 900MHz frequency band support in a feature rich, cost effective product.

The following table outlines our current product offerings for wireless wide-area network PC cards and embedded modules:

Product Type	Product Class	Description	Products
Wireless Network Cards	AirCard® 800 and 500 Series	Wide-area wireless modems providing wireless broadband connectivity for computer users on HSUPA/HSDPA/UMTS/EDGE/GPRS networks.	AirCard 501/502 AirCard 880/881 AirCard 880E/881E

	AirCard® 400 and 500 Series	Wide-area wireless modems providing wireless broadband connectivity for computer users on EV-DO Revision A networks.	AirCard 402 AirCard 595 AirCard 597E

USB Modems	USB 300, Apex 800, and Compass™ 800, Series	USB wireless modems providing wireless broadband connectivity for users on HSPA+/HSUPA/HSDPA/ UMTS/EDGE/GPRS networks.	USB 306/307 Compass 885/ 888/889 Apex 880

	USB and Compass 500 Series	USB wireless modems providing wireless broadband connectivity for users on EV-DO Revision A networks.	USB 598 Compass 597

Embedded Modules	MC8700 Series PCI Express Mini Cards

Embedded 3G wireless modules based on the PCI Express Mini Card form factor and interface specification. The MC8700 series delivers HSUPA/HSDPA/UMTS/EDGE/GPRS wireless voice and data capability to laptop OEMs and other manufacturers.

MC8700 MC8792V MC8790/MC8790V MC8780/MC8781 MC8775/MC8775V

MC5700 Series PCI Express Mini Cards

Embedded 3G wireless modules based on the PCI Express Mini Card form factor and interface specification. The MC5700 series delivers CDMA EV-DO Rev A and CDMA 1X EV-DO wireless voice and data capability to laptop OEMs and other manufacturers.

MC5727 MC5725/MC5725V

Sierra Wireless Rugged Mobile and M2M Product Line

The Sierra Wireless rugged mobile and M2M product line consists of intelligent modems that are sold into a variety of markets and applications including law enforcement, emergency services, field service, financial, energy and industrial controls.

Our rugged mobile and M2M gateways are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We strengthened our position in these high margin segments by adding AirLink’s high value fixed and mobile wireless data solutions to our product portfolio, following the completion of the AirLink acquisition on May 25, 2007.  In addition, in August 2008 we purchased the assets of Junxion, Inc., a provider of mobile broadband enabled WiFi routers and remote device management software.  During the first quarter of 2008, we introduced and shipped the AirLink Raven XT in North America.  We also introduced our line of AirLink intelligent fixed and mobile gateways into the European market.  During the second quarter of 2008, the Raven X, PinPoint X and MP881W were certified for use on the AT&T BroadbandConnect network.  We also commenced our first shipments of AirLink products into the EMEA region.  In the third quarter of 2008, our MP595W mobile gateway WiFi access point was certified on the Verizon

Wireless, Bell Mobility and Alltel networks.  In addition, HSUPA variants of our PinPoint X mobile gateway and Raven X fixed terminal gateway were certified on Rogers Wireless and our Raven XT fixed terminal gateway was certified on the Bell Mobility and Telus networks.  During the fourth quarter of 2008 we strengthened our position in Europe, Middle East and Africa (“EMEA”) with shipments of additional AirLink solutions into the region.  We also released a new version of ALEOS, the embedded device management software that differentiates our fixed and mobile gateways and commenced shipments of an HSPA version of our Raven XE gateway.

In 2008, revenue from mobile and M2M products increased to $30.8 million from $25.7 million in 2007.

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

•                  ALEOS provides reliable and feature-rich embedded intelligence.  With extensive capabilities like remote monitoring and configuration, packet-level diagnostics and over-the-air firmware updates, ALEOS simplifies integration, installation, operation and maintenance of any AirLink wireless data solution. ALEOS now includes an Events Reporting Engine that allows users to manage the amount and type of data they send over-the-air and configure reports to provide customized, relevant information based on pre-set triggers.

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

Product Revenue

Our revenue by product for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Adapters	73%	71%
Embedded modules	21	21
Mobile and M2M	5	6
Other	1	2
	100%	100%

Future Products

We continually evaluate and develop new products and technologies that will allow us to take advantage of the ever expanding and dynamic wireless market.  Emerging wireless standards that are areas of significant new product development interest for us include:

•                  HSPA+, also known as HSPA Evolution or Evolved HSPA (“eHSPA”), offers theoretical speeds of up to 21 Mbps downlink.  In 2008, we began working with Telstra, Qualcomm and Ericsson to develop the world’s first PC adapter devices supporting HSPA+.  In February 2009, together with Telstra, Ericsson and Qualcomm, we announced a new 21Mbps peak rated mobile broadband modem, the Telstra Turbo 21 that would be available on Telstra’s HSPA+ network, the Next G network.  These devices will support data speeds up to 3X that of any HSPA products on the market today.

Product Development

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 276 full time employees, located in Richmond, BC, Carlsbad, CA, Newark, CA and Shenzhen, China are skilled in the areas of radio frequency, hardware, embedded software, host software and mechanical design. Combined, this team has several thousand person years of experience in the design of small form factor wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields, with younger graduates from leading universities.

We take a “core team” approach to product development.  Our goal is to develop a “whole” product and to ensure products are managed closely throughout their entire life cycle. As part of this approach,

individuals from our product development group form product-specific teams with staff from other functional areas, including product management, operations, technical support and quality.  These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.  From time to time, projects are outsourced to third parties, which provide product development leverage for our core teams.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies and wireless operators.

A group of senior engineers develops and monitors our development processes within an ISO-9001 approved framework. These processes are applied across all development projects to ensure uniformity. For example, we have adopted a core-wireless engine design approach to leverage development efforts across multiple different products. This is also intended to help our customers to utilize our different products with moderate additional integration effort on their part.

Our product development staff stays current in technology by participating in industry groups such as the Personal Computer Communications Association, the Cellular Telecommunications Industry Association, the Mobile Advisory Council, the USB Forum, the PCI Special Interest Group, the European Telecommunications Standards Institute, the PCS Type Certification Review Board, the Third Generation Partnership Project, the Third Generation Partnership Project 2, the WiMAX Forum and the International Wireless Packaging Consortium, and through ongoing technical education.  We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

Distribution

Our products are used by a variety of end-users, ranging from sales people and mobile executives, to police officers and utility workers. We have built a distribution channel that responds to the unique purchasing and usage requirements of our customer base.  Historically, a substantial majority of our sales have come from North American markets.  As our wireless technology platforms have diversified, we have built sales and distribution teams to focus on developing our business outside of North America.  Currently, we have dedicated sales and distribution teams for the EMEA, Asia-Pacific and North American regions.  Our approach to distribution takes advantage of our existing relationships with wireless operators, resellers and OEMs in order to maximize the productivity of our sales team.

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

Marketing Communications

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

•                  Supporting products with artwork, collateral and packaging;

•                  Managing the web site content;

•                  Supporting the retail activities of our customers and our sales team;

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

Employees

As of December 31, 2008 we had a total of 542 full time employees, 274 of whom are at our head office in Richmond, B.C., with the balance being located across the United States, Canada, Europe and Asia. Of the 542 employees, 276 are involved in product development, 102 are involved in manufacturing, 57 are sales and support personnel, 46 are marketing personnel and 61 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee restricted share unit plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our employees.

See “General Development of the Business - General” discussion for information on changes to our workforce subsequent to December 31, 2008.

Competition

Mobile broadband technology is penetrating the mainstream population.  Mobile broadband advertisements are appearing on television, in magazines, newspapers, train stations and airports around the world.  Adoption is reaching a level such that more competitors are entering the market and some of these competitors are large corporations with strong manufacturing scale and financial resources at their disposal.  The technology is still evolving with faster and more efficient airlink technologies being released by chipset and infrastructure manufacturers.  This evolution creates an opportunity for us to differentiate ourselves by being early to market with quality implementations of these new airlinks.

PC Cards and USB Devices:  We have established a technology leadership position by being early to market with our HSPA PC cards and USB devices in North America, Europe and Asia.  In North America, we sell both EV-DO and HSPA PC cards and USB modems.  Our competitors include Kyocera Wireless Corp., Novatel Wireless, Inc., Option N.V., Pantech and Sony Ericsson.  In Europe, we sell HSPA PC cards and USB modems and our main competitors include Huawei, Novatel Wireless, Inc., Option N.V. and Sony Ericsson.  In Asia, we sell EV-DO and HSPA PC cards and USB modems and our main competitors include Huawei, Option N.V. and ZTE.

Embedded Modules:  We expect that competition in the PC OEM market will continue to intensify in 2009 with continued competition with Ericsson and Qualcomm’s Gobi solution for the tier 1 PC OEMs.  We expect to work with the Gobi solution from Qualcomm in our tier 2 PC OEM customer base.  Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ design, schedule and price requirements. We continue to have a solid position with our vertical OEM customers and expect to see growth in this segment in 2009.

Mobile and M2M:  We have bolstered our presence in this space with the acquisition of AirLink in May 2007.  Our installed base includes all primary M2M vertical market segments, but we have a stronger presence within energy, public safety and transportation.  We are focusing our efforts on expanding our presence in North America and entering Europe.  Our competitors include Digi International Inc., BlueTree Wireless Data Inc., Enfora, Multi-Tech Systems, Inc., Sarian Systems, Top Global USA, Inc. and various embedded applications.  We continue to differentiate ourselves through superior design, embedded intelligence, elegant management tools and customer support.

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

We currently hold 65 United States patents and 137 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. EU directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, EU and other required regulatory approvals for the products we currently sell.

Additional Information Concerning Our Business

Our operations do not have a significant impact on the environment.  We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.  Working with the contract manufacturers who build our products and relevant component suppliers, we intend to ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

RISK FACTORS

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our Management Discussion and Analysis for the year ended December 31, 2008, which can be found on our website at www.sierrawireless.com or at www.sedar.com and are incorporated herein by reference.

DIVIDENDS

Since incorporation, we have not paid any dividends on our common shares.  Our current intention is to reinvest earnings to finance the growth of our business.  We do not anticipate that we will pay any dividends on our common shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares, of which, at March 25, 2009, 31,031,954 are issued and outstanding, including 695,538 treasury shares, and an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.  Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the preference shares upon issuance.

Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each common share entitles its holder to one vote.  Subject to the rights of the holders of preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available there for.  In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preference shares.

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented and ratified by our shareholders on April 27, 2000 and re-adopted by our shareholders on April 28, 2003 and April 25, 2006.  The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares.  The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.  If a bid is made to all shareholders, is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders.  Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price.  Thus, any party making a take-over bid not permitted by the Shareholder Rights

Plan could suffer significant dilution.  The Shareholder Rights Plan will expire in accordance with its terms upon the termination of our 2009 annual meeting of shareholders.  The directors have resolved to continue the Shareholder Rights Plan with certain minor amendments, by approving an amended and restated shareholder rights plan proposed to be dated May 5, 2009, subject to regulatory approval and approval of the shareholders.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid (the “Bid”) on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and will terminate no later than May 25, 2009.

Purchases of our common shares, if any, are at our discretion, will be made at open market prices and will be subject to daily restrictions in compliance with the rules of the respective securities exchanges and applicable securities laws.  As of December 31, 2008, 407,700 common shares have been purchased, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value has been charged to retained earnings.

Credit Facilities

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during December 2008.

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  The facility was terminated on December 1, 2008.

In connection with our tender offer to acquire Wavecom, we signed a credit agreement on December 1, 2008, that incorporates a one-year revolving term credit facility (“Revolving Facility’) and a one-year non-revolving term credit facility (“Term Facility”) with two Canadian chartered banks.

The Revolving Facility, not to exceed $55 million, is to be used for working capital requirements.  The Term Facility, not to exceed €218 million, is to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility is secured by cash of €136.8 million, which is disclosed in our consolidated financial statements as restricted cash, and both facilities are secured by a pledge against all of our assets.  On December 1, 2008, we issued a letter of credit in the amount of €218 million under the secured Term Facility.  At December 31, 2008, we have no borrowings under the Revolving Facility and were in compliance with the covenants associated with the credit facilities.  On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the term facility.   As of February 27, 2009, the letter of credit was reduced from €218 million to €22.2 million. On March 13, 2009 the term loan of €80.473 million was repaid with proceeds from the redemption of the OCEANEs.

MARKET FOR SECURITIES

Our common shares have been listed on the TSX since May 17, 1999, and currently trade under the symbol “SW”.  Our common shares are also listed on Nasdaq under the symbol “SWIR”.

Set out below are the price ranges and volume of common shares of Sierra Wireless, Inc. that traded on the TSX for the year ended December 31, 2008.

2008	Low Cdn $	High Cdn $	Total Monthly Volume

January	12.40	15.25	7,327,200
February	14.10	17.35	8,649,800
March	12.73	16.76	5,568,600
April	16.45	21.25	10,045,000
May	16.20	19.68	5,365,100
June	14.87	17.38	4,195,000
July	12.29	16.35	6,394,900
August	12.21	13.58	3,200,200
September	9.75	14.22	3,537,000
October	8.22	10.75	4,133,200
November	9.06	10.60	2,530,700
December	6.02	10.30	3,072,000

Set out below are the price ranges and volume of common shares of Sierra Wireless, Inc. that traded on Nasdaq for the year ended December 31, 2008.

2008	Low US $	High US $	Total Monthly Volume

January	11.98	15.25	19,842,500
February	14.32	17.33	22,403,900
March	12.80	16.47	13,326,100
April	15.99	21.18	22,796,100
May	16.38	19.31	12,954,600
June	14.60	17.39	9,454,100
July	12.00	16.24	23,269,300
August	11.76	12.75	7,646,200
September	9.42	13.30	8,394,200
October	7.00	10.03	8,571,700
November	7.09	9.05	5,734,100
December	4.97	8.28	9,575,800

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 25, 2009, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier.  To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 339,172 common shares (not including common shares issuable upon the exercise of stock options or unvested restricted stock units), representing as of March 25, 2009 approximately 1.09% of the issued and outstanding common shares.

Directors

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

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

Paul G. Cataford (2) (4) Director Alberta, Canada

Independent Outside Director; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009; Managing Partner of HorizonOne Asset Management from December 2002 to 2004

July 1998

Peter Ciceri (2) (3) (5) Director British Columbia, Canada

President of Custom House Global Foreign Exchange from January 2007 to present; Corporate Director and principal of Peter Ciceri & Associates Executive Coaching and Business Counselling Services from 2001 to present

February 2000

Charles E. Levine (2) (3) (4) Chairman and Director California, U.S.A.	Independent Outside Director	May 2003

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

S. Jane Rowe (2) Director Ontario, Canada

Executive Vice-President, Executive Offices, Scotiabank from August 2008 to present; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from August 2004 to May 2006; Senior Vice President, Corporate Credit, Global Risk Management Division of Scotiabank from 2002 to August 2004

March 1998

David B. Sutcliffe (4) Director British Columbia, Canada	Corporate Director from October 2005 to present; Chief Executive Officer of the Company from May 1995 through October 2005	June 1995

Kent Thexton (3) Director British Columbia, Canada

Managing Partner, i-wireless LLC (US based MVNO) from November 2006 to present; Chairman of Redknee (a billing software company) from 2004 to present; Chairman of SEVEN Networks, Inc. (an application software company) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. from April 2004 to October 2006; Chief Data and Marketing Officer of O2 PLC and President of O2 Online from 2001 to 2004

March 2005

Notes:

(1)	The information as to “principal occupation” has been furnished by the respective directors
(2)	Member of the Audit Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Governance and Nominating Committee
(5)	Mr. Ciceri does not intend to stand for re-election at the Company’s annual and special meeting of shareholders to be held on May 5, 2009

Executive Officers

Name, Position and Province or State and Country of Residence (1)	Principal Occupation in the Preceding Five Years	Length of Service

Jason W. Cohenour President and Chief Executive Officer Washington, U.S.A.

President and Chief Executive Officer of the Company since October 2005; Chief Operating Officer of the Company from August 2004 to October 2005; Senior Vice President, Worldwide Sales of the Company from 2000 to August 2004

13 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada	Chief Financial Officer of the Company from March 2004 to present	5 years

James B. Kirkpatrick Chief Technical Officer California, U.S.A.	Chief Technical Officer of the Company from September 2004 to present; Senior Vice-President, Engineering of the Company from August 2003 to August 2004	6 years

Note:

(1)	Trent Punnett, Senior Vice President, Marketing and Corporate Development was an executive officer of the Company in 2008. On January 29, 2009, Mr. Punnett resigned from the Company.

CODE OF BUSINESS CONDUCT AND ETHICS

In 2003, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers and employees of the Company to ensure that the Company conducts its business in accordance with the highest standards of business conduct and ethics.  The Board of Directors approved an updated version of the Code of Business Conduct and Ethics in December 2005 and October 2008.  There have been no waivers granted from the Code of Business Conduct and Ethics since its adoption.  The Code of Business Conduct and Ethics is available on the Company’s website at www.sierrawireless.com or on SEDAR at www.sedar.com.

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

Composition of the Audit Committee

S. Jane Rowe (Chair), Paul G. Cataford, Peter Ciceri and Charles E. Levine are the current members of the Audit Committee.  Each of them is an independent director and is financially literate. The Board of Directors has determined that Ms. Rowe is the Audit Committee’s financial expert within the meaning of General Instruction B(8)(a) of Form 40-F.

Relevant Education and Experience

S. Jane Rowe is an independent director.  Ms. Rowe is currently the Executive Vice-President, Executive Offices of Scotiabank.  Previously she was the Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation, the mortgage subsidiary of Scotiabank from May 2006 until July 2007.  Ms. Rowe was also Vice Chairman of Maple Trust Company and Travelers Leasing Corporation, both of which are wholly-owned subsidiaries of Scotiabank.  Prior to May 2006, Ms. Rowe was the President and Chief Executive Officer of Roynat Capital.  Ms. Rowe has an extensive background in the financial services and banking industry with over 20 years of experience with the Scotiabank Group.  Ms. Rowe holds a Bachelor of Commerce degree with honours from Memorial University of Newfoundland and an MBA from York University.

Paul G. Cataford is an independent director.  Mr. Cataford was most recently the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization, from 2004 until March 2009.  Mr. Cataford’s other experience includes consulting, Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001.  Mr. Cataford has extensive knowledge of venture capital investing and technology.  Mr. Cataford completed a Mechanical Engineering Degree at Queen’s University and an MBA at York University.

Peter Ciceri is the President of Custom House Global Foreign Exchange, the largest non-bank foreign exchange company in North America.  He is also the principal of Peter Ciceri & Associates Executive Coaching and Business Counselling Service offering mentoring and counselling services to senior executives.  Mr. Ciceri’s other experience includes CEO of Compaq Canada Inc., and he has held other senior positions with Tandem Asia Pacific Ltd., Hewlett Packard Asia Pacific Ltd., and Japan Unisys.  Mr. Ciceri is an authority in international business (emphasis on Asia Pacific) and in 1999 he was named one of Canada’s top 10 “IT Influencers” and one of the country’s top 100 business executives.  Mr. Ciceri holds an Economics Degree at University of Victoria, and a MA in counselling psychology from the University of British Columbia. Mr. Ciceri does not intend to stand for re-election at the Company’s annual and special meeting of shareholders to be held on May 5, 2009, and the Board of Directors does not consider it necessary to appoint another member of the Board to serve on the Audit Committee at this time.

Charles E. Levine is an independent director of technology focused companies, including Openwave Systems and RCN Corporation, and a management consultant.  He has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint PCS (now Sprint Nextel) where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Markets, winning Popular Electronics Product of the Year for one video conferencing product.  He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Lucent).  Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint PCS.  He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemption from NI 52-110 provided therein.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has the sole authority to review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditor, as well as all fees and other terms of engagement.  The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Audit Committee at its next scheduled meeting.  All of the audit-related, tax and all other fees below were pre-approved by the Audit Committee.

Auditor Independence

Sierra Wireless’s Audit Committee has concluded that the Auditors are independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements.  The Audit Committee is required to approve all audit and non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act.

Auditors’ Fees

	2007	2008
Audit services	$792,000	$586,000
Tax services	226,000	207,000
Audit-related services	41,000	39,000
All other fees	nil	nil

Audit Fees

Audit fees for 2008 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting and review of our interim financial statements. Audit fees for 2007 include fees related to the audit of our year-end financial statements, audit of our internal controls over financial reporting, review of our interim financial statements, review of the AirLink business acquisition report and review of our short-form prospectus.

Tax Fees

Tax fees for 2008 and 2007 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

Audit-Related Fees

Audit-related fees for 2008 include assistance in relation to the Corporation’s business combination with Wavecom. Audit-related fees for 2007 include fees related to due diligence services relating to the Corporation’s acquisition of AirLink.

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2008.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

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

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.  The attestation report is included in our consolidated financial statements which can be found on our website at www.sierrawireless.com or at www.sedar.com and is incorporated herein by reference.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

During the first quarter of 2009, the Company was advised that two of its customers had been sued for alleged patent infringement by DNT, LLC and DataScape, Inc. in two separate complaints. The complaints allege that the patent in the suit has been infringed by products that the Company sells to those customers. The Company is assessing the complaints and its obligations to those customers. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on its operating results, liquidity or financial position, the Company believes the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company is engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

 OFF-BALANCE SHEET ARRANGEMENTS

During 2007, the Company obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. At December 31, 2008, the Company had no amounts outstanding (2007 - $6,028,000) under the letters of credit.  The Company’s obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during December 2008.

On December 1, 2008, we issued a letter of credit in the amount of €218 million under the secured Term Facility of €218 million.

As of December 31, 2008, the Company did not have any off-balance sheet finance or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table specifies our known contractual obligations as of December 31, 2008:

	Payments due by period
Contractual Obligations (in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$13,545	3,663	6,028	2,494	1,360
Purchase commitments (1)	86,500	86,500	—	—	—
Other long-term liabilities	5,906	193	3,607	2,106	—
Total	$100,554	$90,356	$12,372	$4,600	$1,360

Note

(1)

Purchase commitments represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2009 and March 2009. In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

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

MATERIAL CONTRACTS

On December 2, 2008, we announced an all cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions.  The total value of the transaction is approximately €218 million.  We made a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding Wavecom shares and 99.97% of the OCEANEs, representing 90.57% of the voting rights of Wavecom.  On March 11, 2009, we announced the opening of a subsequent offering period of the all cash tender offer for Wavecom securities in France and the United States.  The subsequent offering period will close on March 31, 2009.  The offer price for the Wavecom ordinary shares is €8.50 per share and the offer price for the OCEANEs is €31.93 plus unpaid accrued interest, per OCEANE.  Shortly after closing of the subsequent offering period and provided applicable legal requirements are satisfied, we intend to implement a squeeze-out of the Wavecom shares and OCEANEs that have not been tendered to the offer and to request the delisting of Wavecom shares and OCEANEs from Euronext and ADSs from Nasdaq.

We used cash available on our balance sheet to fund the purchase of the ordinary shares of Wavecom and utilized our credit facilities to fund the purchase of the OCEANEs of Wavecom.  On December 1, 2008, we had drawn a letter of credit in the amount of €218 million issued under a €218 million secured term facility with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce as lenders.  The term facility was secured by cash of €136.8 million and a pledge against all of our assets.  On February 26, 2009, we borrowed €80.473 million under the term facility to facilitate the purchase of 99.97% of the outstanding OCEANEs, which completed on February 27, 2009.  On February 27, 2009, we also completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of the cash that secured the term facility.  As of February 27, 2009, the letter of credit was reduced from €218 million to €22.2 million. On March 13, 2009 the term loan of €80.473 million was repaid with proceeds from the redemption of the OCEANEs.

We expect the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia.  We have not yet filed a business acquisition report for the acquisition of Wavecom.

EXPERTS

KPMG LLP, independent chartered accountants, have audited the Company’s consolidated financial statements as at December 31, 2008 and 2007, and for each of the years in the three year period ended December 31, 2008 as set forth in their reports.  KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the U.S. Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov;

(b)

including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)	is provided in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2008 and 2007.