Form 40-F
period 2009-12-31
SIERRA WIRELESS INC
filed 2010-03-26
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

(212) 894-8940

(Agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares

(Title of Class)

Name of exchange on which securities are registered:

Toronto Stock Exchange, The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual Information Form    ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  31,048,907 Common Shares without par value as at December 31, 2009

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), If “yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐  Yes        82 -                    ☒ No

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐      No  ☐

A.   Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (“KPMG”) is included in KPMG’s report, dated February 10, 2010, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2009.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that S. Jane Rowe is the audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

G.   Code of Ethics

The Registrant’s Board of Directors has adopted a code of ethics (the “Code”) that applies to all directors, officers and employees. A copy of the Code may be obtained at www.sierrawireless.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.   Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG, the Registrant’s independent auditor, for the fiscal years ended December 31, 2009 and 2008, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were $859,000 and $586,000, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were nil and $39,000, respectively. Professional services provided in 2008 included assistance related to the Registrant’s acquisition of Wavecom, S.A.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008, for professional services rendered by KPMG for tax compliance, tax advice, transfer pricing services, tax planning and other services were $75,000 and $207,000, respectively.

Tax fees for 2009 were primarily for tax compliance and transfer pricing services.  Tax fees for 2008 were primarily for the preparation of the Registrant’s Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

All Other Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2009 and 2008, except as described above.

Audit Committee Pre-Approval Policies and Procedures

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s outside auditors are pre-approved by the audit committee of the Registrant.

I.   Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.   Tabular Disclosure of Contractual Obligations

See Annual Information Form dated March 24, 2010, included in Exhibit No. 1.1 to this Annual Report, under the heading “Contractual Obligations”.

K.   Identification of Audit Committee

The Registrant has an audit committee comprised of three individuals: S. Jane Rowe (Chair), Paul G. Cataford and Charles E. Levine. Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, included in Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Estimates”.

M.   Nasdaq Exemptions

The rules and regulations of the Nasdaq require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares.  The Registrant has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Registrant’s country of domicile.  The Registrant has had the benefit of this exemption in the current and prior year.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq rules generally look to the requirements of the primary market in the issuer’s country of domicile.  The rules and policies of the Toronto Stock Exchange, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Registrant’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws.  Under the Registrant’s By-laws, a quorum for a meeting of the Registrant’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

N.   Interactive Data File

The Registrant is currently not required to file financial information in XBRL as we are not a large accelerated filers with a worldwide public float above $5 billion.

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

B.             Consent to Service of Process

A Form F-X, as amended, signed by the Registrant and the Registrant’s agent for service of process with respect to the Common Shares has previously been filed with the Commission. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA WIRELESS, INC.
(Registrant)

/s/ DAVID G. MCLENNAN
David G. McLennan,
Chief Financial Officer and Secretary

Date:  March 24, 2010

EXHIBIT INDEX

Exhibit
No.	Document
1.1	Annual Information Form for the fiscal year ended December 31, 2009, dated March 24, 2010
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009
23.1	Consent of KPMG LLP
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002