Form 40-F
period 2010-12-31
SIERRA WIRELESS INC
filed 2011-03-18
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  31,222,786 Common Shares without par value as at December 31, 2010

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), If “yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

Yes  ☐      No  ☒

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm of the Registrant, is included in KPMG’s report, dated March 18, 2011, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2010, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that S. Jane Rowe is the audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F.  Ms. Rowe is independent within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

H.   Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG, the Registrant’s independent auditor, for the fiscal years ended December 31, 2010 and 2009, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were $1,150,000 and $859,000, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were nil and nil, respectively.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009, for professional services rendered by KPMG for tax compliance, tax advice, transfer pricing services, tax planning and other services were $55,350 and $75,000, respectively.

Tax fees for 2010 and 2009 were primarily for tax compliance and transfer pricing services.

All Other Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009, except as described above.

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

J.   Tabular Disclosure of Contractual Obligations

See Annual Information Form dated March 18, 2011, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Contractual Obligations”.

K.   Identification of Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act comprised of three individuals: S. Jane Rowe (Chair), Paul G. Cataford and Charles E. Levine. Each of the members of the audit committee is independent, within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of the Nasdaq.

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Estimates”.

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

N.   Interactive Data File

The Registrant is currently not required to submit to the Commission, nor post on its corporate website, an Interactive Data File.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ DAVID G. MCLENNAN
David G. McLennan,
Chief Financial Officer and Secretary

Date:  March 18, 2011

EXHIBIT INDEX

Exhibit
No.	Document
1.1	Annual Information Form for the fiscal year ended December 31, 2010, dated March 18, 2011
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010
23.1	Consent of KPMG LLP
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002