Form 40-F
period 2012-12-31
SIERRA WIRELESS INC
filed 2013-03-08
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,592,423 Common Shares without par value as at December 31, 2012

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm of the Registrant, is included in KPMG’s report, dated March 7, 2013, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2012, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2012.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Robin A. Abrams is the audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F. Ms. Abrams is independent within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of the Nasdaq Stock Market, Inc. (“Nasdaq”).

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

H.   Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by KPMG, the Registrant’s independent auditor, for the fiscal years ended December 31, 2012 and 2011, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were $1,271,373 and $1,139,500, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $nil and $nil, respectively.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011, for professional services rendered by KPMG for tax compliance, tax advice, transfer pricing services, tax planning and other services were $45,000 and $74,900, respectively.

Tax fees for 2012 and 2011 were primarily for tax compliance and transfer pricing services.

All Other Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011.

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

J.   Tabular Disclosure of Contractual Obligations

See Annual Information Form dated March 7, 2013, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Contractual Obligations”.

K.   Identification of Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act comprised of three individuals: Robin A. Abrams (Chair), Paul G. Cataford and Charles E. Levine. Each of the members of the audit committee is independent, within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of the Nasdaq.

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

M.   Nasdaq Exemptions

The rules and regulations of the Nasdaq require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares. The Registrant has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Registrant’s country of domicile. The Registrant has had the benefit of this exemption in the current and prior years.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ DAVID G. MCLENNAN
David G. McLennan,
Chief Financial Officer and Secretary

Date: March 8, 2013

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2012, dated March 7, 2013
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012
23.1	Consent of KPMG LLP
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File