Form 40-F
period 2014-12-31
SIERRA WIRELESS INC
filed 2015-03-02
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,868,541 Common Shares, without par value, as at December 31, 2014

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), If “yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm of the Registrant, is included in KPMG’s report, dated February 27, 2015, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2014, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2014.

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

G.   Code of Ethics

See Annual Information Form dated February 27, 2015, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Code of Business Conduct”. A copy of the Code of Business Conduct (the "Code") may be obtained at www.sierrawireless.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

In 2014 the Code was amended to include more guidance on matters such as bribery and corruption, employment rights and avoiding conflicts of interest.

H.   Principal Accountant Fees and Services

Audit Fees
The aggregate fees billed by KPMG for the fiscal years ended December 31, 2014 and 2013, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were $988,468 and $1,264,149, respectively.

Audit-Related Fees
The aggregate fees billed by KPMG for the fiscal years ended December 31, 2014 and 2013, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $1,834 and $9,443, respectively.

Tax Fees
The aggregate fees billed by KPMG for the fiscal years ended December 31, 2014 and 2013, for professional services rendered by KPMG for tax compliance, tax advice, transfer pricing services, tax planning and other services were $12,780 and $nil, respectively.

Tax fees for 2014 were primarily for general tax consultation.

All Other Fees
There were no additional fees billed by KPMG for the fiscal years ended December 31, 2014 and 2013.

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

J.   Tabular Disclosure of Contractual Obligations

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit No. 1.3 to this Annual Report, under the heading "Liquidity and Capital Resources - Cash Requirements".

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

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: March 2, 2015

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2014, dated February 27, 2015
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014
23.1	Consent of KPMG LLP
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File