Form 40-F/A
period 2014-12-31
SIERRA WIRELESS INC
filed 2015-03-20
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
 (Amendment No. 1)

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
☐ Annual Information Form  ☐ Audited Annual Financial Statements

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

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the "Original Filing") filed with the United States Securities and Exchange Commission (the "SEC") on March 2, 2015. We are filing this Amendment as the Original Filing inadvertently disclosed, in the Consent of Independent Registered Public Accounting Firm contained in Exhibit 23.1 to the Original Filing, the wrong date for the audit reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting (the "Audit Reports") included in the Original Filing. Consequently, the sole purpose of this Amendment is to amend Exhibit 23.1 by refiling an amended Consent of Independent Registered Public Accounting Firm which includes the correct date for the Audit Reports.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

EXHIBIT INDEX

Exhibit No.		Document

1.1	*	Annual Information Form for the fiscal year ended December 31, 2014, dated February 27, 2015
1.2	*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014, prepared in accordance with U.S. generally accepted accounting principles
1.3	*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014
23.1		Consent of KPMG LLP
31.1	*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	*	Interactive Data File

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA WIRELESS, INC.
(Registrant)

/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: March 20, 2015