Form 40-F
period 2015-12-31
SIERRA WIRELESS INC
filed 2016-03-01
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,337,201 Common Shares, without par value, as at December 31, 2015

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), If “yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm of the Registrant, is included in KPMG’s report, dated February 29, 2016, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2015, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2015.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Robin A. Abrams is the audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F. Ms. Abrams is independent within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of The NASDAQ Stock Market LLC. (“NASDAQ”).

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

G.   Code of Ethics

See Annual Information Form dated February 29, 2016, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Code of Business Conduct”. A copy of the Code of Business Conduct (the “Code”) may be obtained at www.sierrawireless.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.   Principal Accountant Fees and Services

Audit Fees
The aggregate fees billed by KPMG for the fiscal years ended December 31, 2015 and 2014, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were $957,115 and $988,468, respectively.

Audit-Related Fees
The aggregate fees billed by KPMG for the fiscal years ended December 31, 2015 and 2014, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $1,564 and $1,834, respectively.

Tax Fees
The aggregate fees billed by KPMG for the fiscal years ended December 31, 2015 and 2014, for professional services rendered by KPMG for tax compliance, tax advice, transfer pricing services, tax planning and other services were $8,133 and $12,780, respectively.

Tax fees for 2015 and 2014 were primarily for general tax consultation and tax compliance matters.

All Other Fees
There were no additional fees billed by KPMG for the fiscal years ended December 31, 2015 and 2014.

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

J.   Tabular Disclosure of Contractual Obligations

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Liquidity and Capital Resources - Cash Requirements”.

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

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: March 1, 2016

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2015, dated February 29, 2016
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015
23.1	Consent of KPMG LLP
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File