Form 40-F
period 2016-12-31
SIERRA WIRELESS INC
filed 2017-03-10
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File No.: 0-30718

SIERRA WIRELESS, INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Primary Standard Industrial Classification Code (if applicable): 3663

I.R.S. Employer Identification Number (if applicable): Not applicable

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,859,960 Common Shares, without par value, as at December 31, 2016

Indicate by check mark whether the Registrant, by filing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), If “yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (“EY”), the independent registered public accounting firm of the Registrant, is included in EY’s report, dated March 10, 2017, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2016, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2016.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Paul G. Cataford is the audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F. Mr. Cataford is independent within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of The NASDAQ Stock Market LLC. (“NASDAQ”).

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

G.   Code of Ethics

See Annual Information Form dated March 10, 2017, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Code of Business Conduct”. A copy of the Code of Business Conduct (the “Code”) may be obtained at www.sierrawireless.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.   Principal Accountant Fees and Services

EY served as the Registrant's principal accountant (the "Principal Accountant") for the year ended December 31, 2016, prior to which KPMG LLP served in this capacity.

Audit Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2016 and 2015, for professional services rendered by the Principal Accountant for the audit of the Registrant’s annual financial statements or services that are normally provided by the Principal Accountant in connection with statutory and regulatory filings or engagements for such fiscal years were US$827,654 and US$957,115, respectively.

Audit-Related Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2016 and 2015, for assurance and related services rendered by the Principal Accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were US$nil and US$1,564, respectively.

Tax Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2016 and 2015, for professional services rendered by the Principal Accountant for tax compliance, tax advice, transfer pricing services, tax planning and other services were US$nil and US$8,133 respectively.

Tax fees for 2015 were primarily for general tax consultation and tax compliance matters.

All Other Fees
There were no additional fees billed by the Principal Accountant for the fiscal years ended December 31, 2016 and 2015.

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

J.   Tabular Disclosure of Contractual Obligations

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Liquidity and Capital Resources - Cash Requirements”.

K.   Identification of Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act comprised of four individuals: Paul G. Cataford (Chair), Robin A. Abrams, Charles E. Levine and Thomas Sieber. Each of the members of the audit committee is independent, within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of the NASDAQ.

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: March 10, 2017

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2016, dated March 10, 2017
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016
23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP (former auditor)
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File