Form 40-F
period 2017-12-31
SIERRA WIRELESS INC
filed 2018-03-07
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File No.: 0-30718

SIERRA WIRELESS, INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Primary Standard Industrial Classification Code (if applicable): 3663

I.R.S. Employer Identification Number (if applicable): 98-0163236

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,861,510 Common Shares, without par value, as at December 31, 2017

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section13(a) of the Exchange Act. ☐

A.   Disclosure Controls and Procedures

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (“EY”), the independent registered public accounting firm of the Registrant, is included in EY’s report, dated March 7, 2018, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2017, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2017.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Paul G. Cataford, Robin A. Abrams, Charles E. Levine and Thomas Sieber are the audit committee financial experts, within the meaning of General Instruction B(8)(b) of Form 40-F. Mr. Cataford is independent within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of The Nasdaq Stock Market LLC. (“Nasdaq”).

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

G.   Code of Ethics

See Annual Information Form dated March 7, 2018, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Code of Business Conduct”. A copy of the Code of Business Conduct (the “Code”) may be obtained at www.sierrawireless.com. The information contained on, or that can be accessed through, the Registrant's website is not a part of this Annual Report. The Registrant has included its website address in this Annual Report solely as an inactive textual reference. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.   Principal Accountant Fees and Services

EY served as the Registrant's principal accountant (the "Principal Accountant") for the years ended December 31, 2017 and 2016, prior to which KPMG LLP served in this capacity.

Audit Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016, for professional services rendered by the Principal Accountant for the audit of the Registrant’s annual financial statements or services that are normally provided by the Principal Accountant in connection with statutory and regulatory filings or engagements for such fiscal years were US$1,127,400 and US$827,654, respectively.

Audit-Related Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016, for assurance and related services rendered by the Principal Accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were US$nil and US$nil, respectively.

Tax Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016, for professional services rendered by the Principal Accountant for tax compliance, tax advice, transfer pricing services, tax planning and other services were US$6,200 and US$nil respectively.

Tax fees for 2017 were primarily for tax compliance matters.

All Other Fees
There were no additional fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016.

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

J.   Tabular Disclosure of Contractual Obligations

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Liquidity and Capital Resources - Cash Requirements”.

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

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: March 7, 2018

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2017, dated March 7, 2018
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017
23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP (former auditor)
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File