Form 40-F
period 2020-12-31
SIERRA WIRELESS INC
filed 2021-03-17
CIK 1111863

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,619,439 Common Shares, without par value, as at December 31, 2020

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

A.   Disclosure Controls and Procedures

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have determined that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. A discussion of the Registrant’s disclosure controls and procedures can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Disclosure Controls and Procedures”.

B.   Management’s Annual Report on Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting — Management’s Annual Report on Internal Control Over Financial Reporting”.

C.   Attestation Report of the Registered Public Accounting Firm

The attestation report of Ernst & Young LLP (“EY”), the independent registered public accounting firm of the Registrant, is included in EY’s report, dated March 17, 2021 to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2020, filed as Exhibit 1.2 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Internal Control Over Financial Reporting - Management’s Annual Report on Internal Control Over Financial Reporting”.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2020.

F.   Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Lori M. O'Neill (Chair), Russell N. Jones and Thomas Sieber are the audit committee financial experts, within the meaning of General Instruction B(8)(b) of Form 40-F and are independent within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”).

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

G.   Code of Ethics

See Annual Information Form dated March 17, 2021, filed as Exhibit No. 1.1 to this Annual Report, under the heading “Code of Business Conduct”. A copy of the Code of Business Conduct (the “Code”) may be obtained at www.sierrawireless.com. The information contained on, or that can be accessed through, the Registrant's website is not a part of this Annual Report. The Registrant has included its website address in this Annual Report solely as an inactive textual reference. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting the Corporate Secretary at the address that appears on the cover of this Annual Report on Form 40-F.

H.   Principal Accountant Fees and Services

EY served as the Registrant's principal accountant (the "Principal Accountant") for the years ended December 31, 2020 and 2019.

Audit Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2020 and 2019, for professional services rendered by the Principal Accountant for the audit of the Registrant’s annual financial statements or services that are normally provided by the Principal Accountant in connection with statutory and regulatory filings or engagements for such fiscal years were $1,132,700 and $1,017,000, respectively.

Audit-Related Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2020 and 2019, for assurance and related services rendered by the Principal Accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $ nil and $38,755, respectively. Audit-related fees for 2019 relate to due diligence relating to an acquisition.

Tax Fees
The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2020 and 2019, for professional services rendered by the Principal Accountant for tax compliance, tax advice, transfer pricing services, tax planning and other services were $25,859 and $79,020, respectively. Tax fees for 2020 relate to tax compliance and tax due diligence relating to an acquisition. Tax fees for 2019 relate to tax advisory services relating to an acquisition and tax compliance matters.

All Other Fees
There were no additional fees billed by the Principal Accountant for the fiscal years ended December 31, 2020 and 2019.

Audit Committee Pre-Approval Policies and Procedures
Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s outside auditors are pre-approved by the audit committee of the Registrant.

I.   Off-Balance Sheet Arrangements

On June 26, 2019, we entered into an uncommitted Receivables Purchase Agreement with the Canadian Imperial Bank of Commerce, which allows us to sell, with limited recourse, qualifying receivables. See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.3 to this Annual Report, under the heading "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement".

J.   Tabular Disclosure of Contractual Obligations

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Liquidity and Capital Resources - Cash Requirements”.

K.   Identification of Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act comprised of five individuals: Lori M. O'Neill (Chair), Russel N. Jones, Thomas Linton, Thomas Sieber, and Mark Twaalfhoven. Each of the members of the audit committee is independent, within the meaning of Rule 10A-3 under the Exchange Act and as that term is defined by the rules and regulations of the Nasdaq.

L.   Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit No. 1.3 to this Annual Report, under the heading “Critical Accounting Policies and Estimates”.

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

SIERRA WIRELESS, INC.
(Registrant)

/s/ Samuel Cochrane
Samuel Cochrane
Chief Financial Officer

Date: March 17, 2021

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2020, dated March 17, 2021
1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020, prepared in accordance with U.S. generally accepted accounting principles
1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020
23.1	Consent of Ernst & Young LLP
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File